FILED PURSUANT TO RULE 424(b)(3)

REGISTRATION No. 333-129138

Prospectus

9,713,670 shares

OMNI ENERGY SERVICES CORP.

Common Stock

This prospectus relates to 9,713,670 shares of our common stock that are being sold by the selling stockholders named herein.

Pursuant to a Registration Rights Agreement, as amended, dated as of May 17, 2005, we have granted certain of the selling stockholders registration rights with respect to the shares of our common stock to be issued (i) upon conversion of Series C 9% Convertible Preferred Stock granted to selling stockholders; (ii) upon the exercise of warrants granted to the selling stockholders; and (iii) upon conversion of the Series C 9% Convertible Preferred Stock issued as payments in kind of dividends due under the terms of the Series C 9% Convertible Preferred Stock.

Of the 9,713,670 shares of our common stock that are being sold by the selling stockholders named herein, 100,000 shares were issued to Granite Finance Group LLC, a registered broker-dealer, that acted as our financial advisor in connection with several financing transactions.

The selling stockholders may from time to time offer all or a portion of these shares of common stock through public or private transactions on The Nasdaq National Market or such other securities exchange on which our common stock is traded at the time of the sale. The selling stockholders may sell these shares of common stock at prevailing market prices or at privately negotiated prices either directly or through agents, broker dealers or otherwise.

Each selling stockholder may be deemed to be an “underwriter” as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”), and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

The selling stockholders will receive all of the net proceeds from the sale of the shares of common stock offered by this prospectus. We are paying all of the expenses of registration incurred in connection with this offering, but the selling stockholders will pay all selling and other expenses.

Our common stock is traded on The Nasdaq National Market under the symbol “OMNI.” On February 1, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $4.47 per share.

Investing in our common stock involves risks. See “ Risk factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 1, 2006.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including “Risk factors” beginning on page 5 and our consolidated financial statements and the related notes thereto beginning on page F-1, before making an investment decision. Except as otherwise noted, we present all financial and operational data on a fiscal year and fiscal quarter basis. Our fiscal year ends on December 31 of each year. Our fiscal quarters end March 31, June 30, September 30 and December 31 of each year.

OMNI Energy Services Corp.

OMNI Energy Services Corp. is an integrated oilfield service company specializing in providing a range of (i) onshore seismic drilling, operational support, permitting, survey and helicopter support services to geophysical companies operating in logistically difficult and environmentally sensitive terrain and (ii) dock-side, onshore and offshore non-hazardous, oilfield waste management and environmental cleaning services, including tank and vessel cleaning and safe vessel entry, for oil and gas companies operating in the Gulf of Mexico. Refer to the Company’s web site at www.omnienergy.com for more information and recent events.

Seismic Drilling. The principal market of our Seismic Drilling division is the marsh, swamp, shallow water and contiguous dry land areas along the Gulf Coast (the “Transition Zone”), primarily in Louisiana and Texas, where we are the leading provider of seismic drilling support services. In 1997, we commenced operations in the mountainous regions of the western United States, and in 2003 we initiated seismic drilling activities in various Transition Zone regions of Mexico.

We own and operate a fleet of specialized seismic drilling and transportation equipment for use in the Transition Zone. We believe we are the only company that currently can provide both an integrated range of seismic drilling, permitting and survey services in all of the varied terrain of the Transition Zone and simultaneously support operations for multiple, large-scale seismic projects. In 2002, we acquired all of the assets of AirJac Drilling, a division of Veritas Land DGC. With this acquisition, we became the largest domestic provider of seismic drilling support services to geophysical companies.

Environmental Services. We provide dock-side, onshore and offshore non-hazardous oilfield waste management and environmental cleaning services, including drilling rig, tank and vessel cleaning, safe vessel entry, naturally occurring radioactive material decontamination, platform abandonment services, pipeline flushing, gas dehydration, and hydro blasting. Demand for our dock-side vessel and tank cleaning and non-hazardous waste treatment businesses are primarily driven by drilling and well-site abandonment activity in the shallow waters of the Gulf of Mexico, as reflected by the drilling rig count. Much of the cleaning and waste treatment is from residual waste created in the drilling process.

We were founded in 1987, as OMNI Drilling Corporation, to provide drilling services to the geophysical industry. In July 1996, OMNI Geophysical, L.L.C. acquired substantially all of the assets of OMNI Geophysical Corporation, the successor to the business of OMNI Drilling Corporation. OMNI Energy Services Corp. was formed as a Louisiana corporation on September 11, 1997 to acquire all of the outstanding common units of OMNI Geophysical, L.L.C.

The Private Placement

On May 17, 2005, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the selling stockholders. Pursuant to the terms of the Securities Purchase Agreement, we agreed to issue to the selling stockholders (i) an aggregate of up to 5,000 shares of Series C 9% Convertible Preferred Stock, no par value, and (ii) warrants representing the right to purchase up to an aggregate of 6,550,000 shares of common stock, for the exercise prices described therein.

The transactions contemplated by the Securities Purchase Agreement closed in two tranches. On May 17, 2005, the closing date of the first tranche, we issued an aggregate of 3,500 shares of Series C 9% Convertible Preferred Stock and warrants to acquire up to 4,585,000 shares of common stock, in exchange for an aggregate of $3,500,000. On August 29, 2005, the closing date of the second tranche, we issued an aggregate of 1,500 shares of Series C 9% Convertible Preferred Stock and warrants to acquire up to 1,965,000 shares of common stock, in exchange for an aggregate of $1,500,000.

This prospectus relates to 9,713,670 shares of our common stock, of which (i) 2,564,103 shares are to be issued to certain of the selling stockholders upon the conversion of Series C 9% Convertible Preferred Stock sold to those selling stockholders in the first tranche and second tranche; (ii) 6,550,000 shares are to be issued to certain of the selling stockholders upon the exercise of warrants sold to those selling stockholders in the first tranche and second tranche; (iii) 499,567 shares are to be issued to certain of the selling stockholders upon the conversion of the Series C 9% Convertible Preferred Stock issued as payment in kind of dividends due under the Series C 9% Convertible Preferred Stock over the initial two years that the Series C 9% Convertible Preferred Stock is outstanding; and (iv) 100,000 shares issued to Granite Finance Group LLC in consideration for services rendered by it in connection with (x) the private placement of the Series C 9% Convertible

Preferred Stock, (y) the Term A Loan (as defined in “Recent Events”), and (z) the Term B Loan (as defined in “Recent Events”).

Pursuant to a Registration Rights Agreement dated as of May 17, 2005, as amended by Amendment No. 1 to Registration Rights Agreement dated effective as of July 16, 2005, and Amendment No. 2 to the Registration Rights Agreement dated effective as of September 14, 2005, we have granted the selling stockholders (other than Granite Finance Group LLC) certain registration rights with respect to the shares of our common stock issued upon conversion of the Series C 9% Convertible Preferred Stock, exercise of the warrants granted to those selling stockholders and conversion of the Series C 9% Preferred stock issued as dividend payments in kind. The Registration Rights Agreement, as amended by Amendment No.1 to Registration Rights Agreement, requires that this registration statement be filed no later than one hundred seventy five days from May 17, 2005. The sole effect of Amendment No. 1 and Amendment No. 2 was to extend the filing deadline of the registration statement. In the event that this registration statement is not declared effective by the Securities and Exchange Commission within 90 days following the date of its filing, we may be required to pay as liquidated damages to those selling stockholders an amount equal to 2% of the purchase price of the registrable securities then held by the selling stockholders and the amount by which the warrants are in the money, for each thirty day period (prorated for partial periods) until this registration statement is declared effective by the Securities and Exchange Commission.

Recent Events

On May 18, 2005, we completed a $50 million equipment term financing facility (“Term A Loan”) and increased our working capital revolving line of credit we have with a bank (the “Line”) to $15 million from its previous level of $12 million (with the Term A Loan, collectively referred to herein as the “Senior Credit Facility”). Under the terms of the Term A Loan, funding will be limited to the lesser of $50 million and the sum of (i) 85% of the orderly liquidation value of our aviation fleet; (ii) 75% of the orderly liquidation value of our seismic drilling and environmental equipment; and (iii) 50% of the fair market value of certain real estate. Proceeds from the Term A Loan were used to re-finance certain long-term debt, provide working capital and establish funding necessary to complete various strategic transactions under consideration. The Term A Loan matures in May 2010 and will be repaid quarterly in equal payments up to a 50% balloon at maturity date, with interest, paid in arrears and accruing at the initial annual interest rate of 30-day LIBOR plus 6.5%.

In connection with completion of the Senior Credit Facility, we entered into settlement agreements (“Debenture Settlement Agreements”) with each of the Debenture Holders in exchange for our dismissal of the lawsuit we filed against the Debenture Holders on January 25, 2005. On that date, we filed suit in the United States District Court, Western District of Louisiana (the “16(b) litigation”) against the Debenture Holders and other third parties. The suit alleged violations by the Debenture Holders pursuant to Section 16(b) of the Securities Exchange Act of 1934. On February 25, 2005, one of the Debenture Holders, Portside Growth and Opportunity Fund (“Portside”), notified us of certain alleged events of default under the 6.5% Subordinated Convertible Debentures issued to Portside (the “Portside Debentures”). Portside demanded that we redeem all of the Portside Debentures held by it, in the aggregate principal amount of $2,765,625 on March 2, 2005. Portside also notified us of its intention to commence a civil action against us to obtain a judgment with respect to all amounts owed to it under the Portside Debentures.

Under the terms of the Debenture Settlement Agreements, we agreed to (i) pay the Debenture Holders approximately $4.0 million cash; (ii) immediately issue the Debenture Holders 2.0 million shares of our common stock at an agreed upon value of $3.4 million; and (iii) issue the Debenture Holders approximately $4.3 million of unsecured, subordinated promissory notes (“Subordinated Debenture Notes”). The Company recorded a gain of $200,000 upon closing of these transactions. The Subordinated Debenture Notes will be paid quarterly, with interest in arrears, over 36 months in equal payments with interest accruing at the rate of 8% per annum. Execution of the Debenture Settlement Agreements extinguished the terms of the original Debentures and released all parties from any future claims.

On May 18, 2005, we entered into early debt extinguishment agreements (“Debt Extinguishment Agreements”) on $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note more fully described in Note 4 of our financial statements contained herein. Under the terms of the Debt Extinguishment Agreements, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note, we agreed to (i) immediately issue 0.2 million shares of our common stock; and, (ii) pay certain holders of the Stockholder Notes $1.0 million on or before August 16, 2005, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note. The Company recognized a gain on debt extinguishment of $0.3 million upon closing this transaction.

On May 17, 2005, we entered into a Securities Purchase Agreement with certain affiliates and executive officers to issue up to $5.0 million of Series C 9% Convertible Preferred Stock. Our Series C 9% Convertible Preferred Stock is convertible into our common stock at a conversion price of $1.95 per share and includes detachable warrants to purchase up to 6,550,000 additional shares of our common stock at exercise prices ranging between $1.95 and $3.50 per share.

On June 30, 2005, we executed a definitive agreement to sell the equipment and related assets of the Aviation Transportation Services segment. On July 29, 2005, the sale of the Aviation Transportation Services segment was finalized and the proceeds from the cash sale ($11.0 million) were used to repay advances under the Company’s Senior Credit Facility and for additional working capital. As a result of the sale and in order to enhance comparability among the periods, the financial statements contained in our selected consolidated financial data tables presented on pages 8 through 10, for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and for the nine months ended September 30, 2004 have been restated to reflect the operations of the Aviation Transportation Services segment as a discontinued operation.

On August 29, 2005, we closed the second tranche of the transactions contemplated by the Securities Purchase Agreement, at which time we issued an aggregate of 1,500 shares of Series C 9% Convertible Preferred Stock and warrants to acquire up to 1,965,000 shares of common stock, in exchange for an aggregate of $1,500,000.

On August 29, 2005, we completed a $25 million multiple draw term credit facility (“Term B Loan”). Under the terms of the Term B Loan, borrowings will be made through advances at our request in minimum amounts of $2 million. Quarterly payments in the amount of $0.175 million, plus interest, will begin on April 1, 2008. The Term B Loan matures in August 2010 and accrues interest at the rate of LIBOR plus 8%. The proceeds from the Term B Loan were and/or will be used to (i) reduce the current outstanding balance under the Company’s Term A senior term debt by $3.4 million; (ii) retire approximately $3.3 million of Subordinated Debenture Notes with a payment of $1.5 million cash and the issuance of 750,000 shares of our common stock; (iii) retire $2 million of certain subordinated debt with a payment of $1 million cash and the issuance of 200,000 shares of common stock; and (iv) provide working capital and funds necessary for potential strategic transactions.

On December 7, 2005, the Fourth Circuit Court of Appeal for the State of Louisiana granted our writ application for supervisory review and rendered a judgment granting our Motion for Partial Summary Judgment seeking a declaratory judgment against Steven T. Stull, a former director, and Advantage Capital Partners, et. al (“ACP”). On February 13, 2004, we commenced litigation against Mr. Stull and ACP, and their respective insurers seeking a declaratory judgment confirming our right to redeem, rather than convert, its shares of Series A and Series B 8% Convertible Preferred Stock under our Articles of Incorporation, as amended, and other applicable operative documents and agreements. The Court determined that we had the right to redeem, rather than convert both the Series A and Series B preferred stock within 30 days after receiving the notices of conversion from ACP.

On December 20, 2005, the United States District Court for the Eastern District of Louisiana granted our Motion to Dismiss a lawsuit filed by ACP and its affiliates against us and certain of our executive officers. In the lawsuit filed on March 26, 2004, ACP and its affiliates alleged that (i) we and the executive officers misrepresented material facts and failed to disclose material facts related to the intention to redeem our Series A Preferred and Series B Preferred, and (ii) our officers breached their fiduciary duties. The Court held that ACP had failed to satisfy the pleading requirements for alleging fraud under federal securities laws.

On December 29, 2005, the Company executed of a definitive Stock Purchase and Sale Agreement (the “Agreement”) to acquire Preheat, Inc. (“Preheat”). Preheat is a leading Gulf Coast lessor of oilfield equipment and provider of specialized oilfield and environmental services. Subject to the terms and conditions of the Agreement, the Company will purchase 100% of the issued and outstanding common stock of Preheat for a purchase price of $22.5 million plus certain assumed long-term debt, more specifically described as a combination of $16.0 million of cash, and the issuance of 900,000 shares of OMNI’s common stock and $4.0 million of buyer promissory notes. Closing is subject to the approval of the transaction by the Company’s lenders, the Board of Directors of both companies, and the shareholders of Preheat. At closing, Preheat is required to have on hand a minimum of $4.5 million of excess working capital.

On January 17, 2006, we announced the appointment of Gregory B. Milton, 44, as our Chief Accounting Officer.

The Offering

Common stock offered by the selling stockholders	9,713,670 shares

Shares outstanding immediately prior to the offering	15,227,121 shares

Shares to be outstanding after the offering	24,940,791 shares

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders. We will receive as the exercise price of the 6,550,000 warrants described above up to $14.2 million, if the selling stockholders exercise all their warrants and assuming that none of the warrants are exercised on a cashless basis. We expect to use the proceeds from the exercise of the warrants to reduce long-term debt and for working capital purposes. Pending such use, we will invest any proceeds in short term, investment grade, interest bearing securities.

Dividend policy	We have never paid cash dividends on our common stock. We intend to retain future earnings, if any, to meet our working capital requirements and to finance future operations of our business. Therefore, we do not plan to declare or pay cash dividends to holders of our common stock in the foreseeable future. In addition, certain of our credit arrangements contain provisions that limit our ability to pay cash dividends on our common stock.

The Nasdaq National Market symbol	OMNI

Risk factors	You should carefully consider the information set forth under “Risk factors” and all other information set forth in this prospectus before deciding to invest in shares of our common stock.

Risk Factors

You should carefully consider the following risk factors, in addition to the other information set forth or incorporated in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, and also adversely affect the value of an investment in our common stock.

Industry volatility may adversely affect our results of operations.

The demand for our services depends on the level of capital expenditures by oil and gas companies for developmental construction and these expenditures are critical to our operations. The levels of such capital expenditures are influenced by:

•	oil and gas prices and industry perceptions of future price levels;

•	the cost of exploring for, producing and delivering oil and gas;

•	the ability of oil and gas companies to generate capital;

•	the sale and expiration dates of leases in the United States;

•	the availability of current geophysical data;

•	the discovery rate of new oil and gas reserves; and

•	local and international political and economic conditions.

The cyclical nature of the oil and gas industry has a significant effect on our revenues and profitability. Historically, prices of oil and gas, as well as the level of exploration and developmental activity, have fluctuated substantially. This has, in the past, and may, in the future, adversely affect our business. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will likely depress development activity, adversely affecting the demand for our products and services and our financial condition and results of operations.

Our growth and growth strategy involves risks.

We have grown over the last several years through internal growth and acquisitions of other companies. It will be important for our future success to manage our rapid growth and this will demand increased responsibility for management personnel. The following factors could present difficulties to us:

•	the lack of sufficient executive-level personnel;

•	the successful integration of the operations of Trussco, Inc. including the integration of a management team with no history of working together;

•	increased levels of debt and administrative burdens; and

•	increased logistical problems of large, expansive operations.

If we do not manage these potential difficulties successfully, they could have a material adverse effect on our financial condition and results of operations.

We have incurred losses in previous years.

While some of our past history reflects annual net income, our recent financial history, including the year ended December 31, 2004 and the nine month period ended September 30, 2005, reflects net losses. While we hope to generate increased revenues and return to profitability, any such increase may not be sustainable or indicative of future results of operations. We do intend to continue investing in internal expansion, infrastructure, integration of acquired companies and into our operations and our marketing and sales efforts.

The accompanying consolidated financial statements have been prepared assuming we will continue on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The

Company suffered a significant loss from operations during the year ended December 31, 2004, had a working capital deficit, was in default on certain of its debt instruments, and will require capital funding from sources other than operations to meet its current debt obligations. In the past two years, we have been required to raise additional capital by the issuance of both equity and debt instruments.

The dangers inherent in our operations and the potential limits on insurance coverage for certain risks could expose us to potentially significant liability costs.

Our operations, and to a significant degree our seismic operations, are subject to risks or injury to personnel and loss of equipment. Our seismic crews often conduct operations in extreme weather, in difficult terrain that is not easily accessible, and under other hazardous conditions. We maintain what we believe is prudent insurance protection. However, we cannot assure that our insurance will be sufficient or effective under all circumstances. A successful claim for which we are not fully insured may have a material adverse effect on our revenues and profitability. We do not carry business interruption insurance with respect to our operations.

We operate in a highly competitive industry.

We compete with several other providers of seismic drilling, helicopter support, permitting, survey and environmental services. Competition among seismic contractors historically has been, and will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. Our revenues and earnings may be affected by the following factors:

•	changes in competitive prices;

•	fluctuations in the level of activity and major markets;

•	general economic conditions; and

•	governmental regulation.

Additionally, in certain geographical areas, some of our competitors may operate more crews than we do and may have substantially greater financial and other resources. These operators could enjoy an advantage over us if the competitive environment for contract awards shifts to one characterized principally by intense price competition.

Seasonality and adverse weather conditions in the regions in which we operate may adversely affect our operations.

Our operations are directly affected by the weather conditions in the Gulf of Mexico. Due to seasonal differences in weather patterns, we may operate more days in the spring, summer and fall periods and less in the winter months. The seasonality of oil and gas industry activity in the Gulf Coast region also affects our operations. Due to exposure to weather, we generally experience higher drilling activity in the spring, summer and fall months with the lowest activity in winter months, especially with respect to our operations in the mountainous regions of the western United States. The rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year may also affect our operations. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

We are dependent on key personnel.

Our success depends on, among other things, the continued active participation of our executive officers and certain of our other key operating personnel. Our officers and personnel have extensive experience in the domestic and international oilfield services industry. The loss of the services of any one of these persons could impact adversely our ability to implement our expansion strategy.

We may incur additional expenditures to comply with governmental regulations.

Our seismic operations are subject to extensive governmental regulation, violations of which may result in civil and criminal penalties, injunctions and cease and desist orders. These laws and regulations govern, among other things, operations in wetlands and the handling of explosives. Although our cost of compliance with such laws has to date been immaterial, such laws are changed frequently. Accordingly, it is impossible to predict the cost or impact of such laws on our future operations. We are also required by various governmental agencies to obtain certain permits, licenses and certificates. To date, we believe that we possess all permits, licenses and certificates material to the operation of our business. The loss by us of any of the licenses required for our operation could have a material adverse effect on our operations.

We depend on demand for our services from the oil and gas industry, and this demand may be affected by changing tax laws and oil and gas regulations. As a result, the adoption of laws that curtail oil and gas production in our areas of operation may adversely affect us. We cannot determine to what extent our operations may be affected by any new regulations or changes in existing regulations.

One stockholder has substantial control over our affairs.

Dennis R. Sciotto beneficially owns approximately 35.4% of our outstanding common stock. Mr. Sciotto represents and controls The Dennis R. Sciotto Family Trust and was appointed to the Board of Directors by the holders of the Series C Preferred Stock on June 13, 2005 pursuant to the Securities Purchase Agreement dated May 17, 2005. As a result, Mr. Sciotto has the ability to substantially influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets. This may have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation.

Future technological advances could impair operating assets or require substantial unbudgeted capital expenditures.

We compete in providing services in a capital intensive business. The development of seismic data acquisition and processing equipment has been characterized by rapid technological advancements in recent years, and this trend may continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages over systems now in use that could render our current equipment obsolete or require us to make significant unplanned capital expenditures to maintain our competitive position. Under such circumstances, there can be no assurance that we would be able to obtain necessary financing on favorable terms.

Our seismic drilling operations depend on a few significant customers.

We derive a significant amount of our seismic drilling revenue from a small number of geophysical companies. Our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business and operations. For example, our largest customers (those which individually accounted for more than 10% of revenue in a given year, listed alphabetically) collectively accounted for 84% (Veritas DGC and Western Geophysical), 71% (Quantum Geophysical, Seismic Exchange, and Veritas DGC) and 50% (PGS, Quantum Geophysical, Seismic Exchange, and Veritas DGC) of revenue for fiscal 2002, 2003, and 2004, respectively.

Unfavorable results of litigation could have a material adverse impact on our financial statements.

We are subject to a variety of claims and lawsuits. Adverse outcomes in some or all of the pending cases may result in significant monetary damages or injunctive relief against us. We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. While management currently believes that resolving all of these matters, individually or in the aggregate, will not have a material adverse impact on our financial position or results of operations, the litigation and other claims noted above are subject to inherent uncertainties and management’s view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position and the results of operations for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

If we breach any of the material financial covenants under our various indebtedness, or if an event of default is declared with respect to any such indebtedness, our debt service obligations could be accelerated.

If we breach any of the material financial covenants under our various indebtedness, or if an event of default is declared with respect to any such indebtedness, our substantial debt service obligations could be accelerated. In the event of any such simultaneous acceleration, we would not be able to repay all of the indebtedness.

As of December 31, 2004, we had a material weakness in our internal controls, and our internal control over financial reporting was not effective as of that date. If we fail to maintain an effective system of internal controls, we may not be able to provide timely and accurate financial statements.

As more fully described in our Form 10-K filed on April 18, 2005, during the course of conducting the December 31, 2004 audit of the consolidated financial statements, several accounting adjustments were identified, some of which affected prior quarters and resulted in a restatement of the consolidated financial statement for each of the three quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 and the year ended December 31, 2003. During managements evaluation of the effectiveness and sufficiency of our internal financial reporting function, we recognized the need to strengthen and expand the Company’s public reporting function with the employment of additional financial and accounting staff experienced with generally accepted accounting principles, reporting to the Securities and Exchange Commission, internal controls and the Sarbanes-Oxley Act of 2002. Management believes certain identified weaknesses arose because of inadequate staffing in the Company’s current accounting and financial reporting function.

The Public Company Accounting Oversight Board has defined a material weakness as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected. Accordingly, a material weakness increases the risk that the financial information we report contains material errors. As more fully described in our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, these deficiencies have not yet been remedied but additional internal control initiatives have been implemented to our controls over financial reporting. We believe the aforementioned staffing void resulted from the December 2004 departure of our Chief Accounting Officer. Until a suitable replacement is identified, our Executive Vice President, who is our former Chief Financial Officer, has resumed an active role in the daily oversight of all accounting matters. Further, the company utilizes the consulting services of third party accounting and financial experts to (i) review and provide guidance upon the propriety of the recording of various accounting transactions and (ii) review and provide guidance upon our financial statements. Further, we use these third party accounting and financial experts to assist us with technical research regarding significant accounting transactions, disclosures and financial reporting. Additionally, in November 2005, we hired an experienced certified public accountant to serve as the Director of Financial Reporting, which we feel is a material step in the process of completely curing the material weakness in internal control over financial reporting.

We believe these interim steps compensate for the existing vacancy at the Chief Accounting Officer level. Our internal assessment of our internal control over financial reporting does not reveal any other weaknesses that we believe would require further attention or discussion at this time. However, there can be no assurance that the steps we have taken and are taking to address the material weakness will be effective. Any failure to effectively address a material weakness or other control deficiency or implement required new or improved controls, or difficulties encountered in their implementation, could limit our ability to obtain financing, harm our reputation, disrupt our ability to process key components of our result of operations and financial condition timely and accurately and cause us to fail to meet our reporting obligations under rules of the SEC and our various debt arrangements. Any failure to remediate the material weakness identified in our evaluation of our internal controls could preclude our management from determining our internal control over financial reporting is effective.

Forward-looking statements

Certain statements included in this prospectus that are not historical facts are intended to be “forward-looking statements.” Forward-looking statements in this prospectus are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include statements that relate to:

•	our business plans or strategies, and projected or anticipated benefits or other consequences of such plans or strategies;

•	our objectives;

•	projected and anticipated benefits from future or past acquisitions; and

•	projections involving anticipated capital expenditures or revenues, earnings or other aspects of capital projects or operating results.

Forward-looking statements generally can be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate” or “believe” or similar language.

Forward-looking statements are not guarantees of future performance and all phases of our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control. Any one of such influences, or a combination, could materially affect the results of our operations and the accuracy of the forward-looking statements that we make.

You are cautioned that all forward-looking statements involve risks associated with OMNI’s dependence on activity in the oil and gas industry, labor shortages, international expansion, dependence on significant customers, seasonality and weather risks, competition, technological evolution and other risks detailed in our filings with the Securities and Exchange Commission. Additional important factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements are discussed under the caption “Risk factors” above. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We undertake no obligation to publicly update our forward-looking statements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell and offers to buy shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Use of Proceeds

All of the shares of common stock offered hereby are being offered by the selling stockholders, who will receive all proceeds from such sales. We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders. We will receive as the exercise price of the warrants described above up to $14.2 million if the selling stockholders exercise all of their warrants and assuming that none of the warrants are exercised on a cashless basis. We cannot be certain that any or all of the warrants will be exercised. Any proceeds from the exercise of the warrants are not proceeds from this offering. We expect to use any proceeds from the exercise of the warrants to reduce long-term and for working capital purposes. Pending such uses, we will invest any proceeds in short term, investment grade, interest bearing securities.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market information and price range of common stock

Our common stock is traded on The Nasdaq National Market under the symbol OMNI. The following table sets forth the range of high and low sales prices of our common stock as reported by The Nasdaq National Market for the periods indicated.

	HIGH	LOW
2006
First quarter (through February 1, 2006)	$4.94	$3.46
2005
First quarter	$2.84	$1.21
Second quarter	$2.66	$1.43
Third quarter	$5.35	$2.01
Fourth quarter	$4.22	$2.30
2004
First quarter	$9.00	$4.76
Second quarter	$7.80	$4.22
Third quarter	$5.35	$2.95
Fourth quarter	$4.94	$1.65

On February 1, 2006, the reported last sale price of our common stock was $4.47. As of February 1, 2006 there were approximately 6,600 holders of record of our common stock.

Dividend policy

We have never paid cash dividends on our common stock. We intend to retain future earnings, if any, to meet our working capital requirements and to finance future operations of our business. Therefore, we do not plan to declare or pay cash dividends to holders of our common stock in the foreseeable future. In addition, certain of our credit arrangements contain provisions that limit our ability to pay cash dividends on our common stock.

Selected consolidated financial data

The selected financial data as of and for the five years ended December 31, 2004 are derived from our audited consolidated financial statements. The following information should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our selected historical results are not necessarily indicative of results to be expected in future periods. The per share data gives retroactive effect to the one for three reverse stock split effective July 3, 2002. The selected financial data as of and for the nine months ended September 30, 2005 and 2004 are derived from our unaudited consolidated financial statements reported within our quarterly report on Form 10-Q as of September 30, 2005 and should be read in conjunction with our audited financial statements included in our Annual Report on Form 10-K, for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 18, 2005, as amended.

The financial statements for the years ended December 31, 2000 and through 2001 were audited by Arthur Andersen LLP, who has ceased operations.

We sold our Aviation Transportation Services segment on June 30, 2005 (see “MD&A—Recent Events” for a discussion of the sale). In order to enhance the comparability of the amounts from year to year, the financial information related to the results of operations for the years ended December 31, 2000 through December 31, 2004 and the nine month period ended September 30, 2004 have been restated to present the activities of the Aviation Transportation Services segment as discontinued operations.

	Year ended December 31,					Nine months ended September 30,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
			(In thousands, except per share data)
Income statement data:
Operating revenue	$10,255	$19,839	$24,592	$31,555	$39,064	$27,931	$32,201
Operating expenses:
Direct costs	10,054	15,005	17,178	21,586	28,510	20,627	20,794
Depreciation and amortization	4,042	3,328	3,270	3,355	4,282	2,962	3,618
General and administrative expense	4,757	2,436	3,186	3,718	9,464	6,571	6,059

Total operating expenses	18,853	20,769	23,634	28,659	42,256	30,160	30,471
Asset impairment and other charges	11,284	632	—	—	—	—	—

Operating income (loss)	(19,882)	(1,562)	958	2,896	(3,192)	(2,229)	1,730
Interest expense	2,930	1,223	799	943	3,288	1,470	1,966
(Gain) loss on debenture conversion inducement and debt extinguishment	—	—	—	—	729	81	(758)
Other expense (income), net	1,846	(7,929)	(115)	(114)	290	162	(141)

Income (loss) from continuing operations before income taxes	(24,658)	5,144	274	2,067	(7,499)	(3,942)	663
Income tax benefit (expense)	(1)	—	400	1,092	—	—	508

Income (loss) before minority interest	(24,659)	5,144	674	3,159	(7,499)	(3,942)	1,171
Minority interest and income (loss) of Subsidiaries	(17)	—	—	—	—	—	—

Net income (loss) from continuing operations	(24,642)	5,144	674	3,159	(7,499)	(3,942)	1,171
Income (loss) from discontinued operations, net of taxes	(1,131)	520	534	324	(6,756)	(323)	(3,273)
Loss on disposal of discontinued operations assets, net of taxes	—	—	—	—	—	—	(2,271)

Net income (loss)	(25,773)	5,664	1,208	3,483	(14,255)	(4,265)	(4,373)
Dividends and accretion of preferred stock	—	(726)	(484)	(484)	(490)	(490)	(132)
Non-cash charge attributable to beneficial conversion features of preferred stock	—	—	—	—	—	—	(652)

Net income (loss) available to common stockholders	$(25,773)	$4,938	$724	$2,999	$(14,745)	$(4,755)	$(5,157)

Basic income (loss) per common share:
Income (loss) from continuing operations	$(4.24)	$0.49	$0.02	$0.30	$(0.73)	$(0.41)	$0.03
Income (loss) from discontinued operations	(0.19)	0.06	0.06	0.04	(0.62)	(0.03)	(0.26)
Loss on disposal of discontinued operations assets	—	—	—	—	—	—	(0.18)

Net income (loss) applicable to common and common equivalent shares	$(4.43)	$0.55	$0.08	$0.34	$(1.35)	$(0.44)	$(0.41)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(4.24)	$0.45	$0.02	$0.28	$(0.73)	$(0.41)	$0.03
Income (loss) from discontinued operations	(0.19)	0.05	0.06	0.03	(0.62)	(0.03)	(0.25)
Loss on disposal of discontinued operations assets	—	—	—	—	—	—	(0.18)

Net income (loss) applicable to common and common equivalent shares	$(4.43)	$0.50	$0.08	$0.31	$(1.35)	$(0.44)	$(0.40)

Number of Weighted Average Shares:
Basic	5,819	9,015	8,739	8,772	10,884	10,723	12,676
Diluted	5,819	9,844	8,745	11,362	10,884	10,723	12,816

	December 31,					September 30,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
Balance sheet data:
Total assets	$34,624	$38,448	$41,325	$50,289	$65,913	$71,835	$42,669
Long-term debt, less current maturities:	8,500	9,289	8,340	9,624	12,952	17,241	15,784
Preferred Stock	7,500	11,616	12,100	12,100	29	29	713
Total Equity	8,018	18,560	19,781	24,386	4,864	13,582	11,004

	Year ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
Statement of cash flow data:
Net cash provided by (used in) operating activities	$(5,615)	$6,355	$5,015	$5,664	$8,121	$2,926	$3,912
Net cash provided by (used in) investing activities	942	(155)	(1,901)	(4,158)	(13,037)	(9,835)	11,202
Net cash provided by (used in) financing activities	4,890	(5,284)	(3,643)	(1,638)	7,568	7,026	(15,919)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of financial condition and results of operations contains certain “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which reflect management’s best judgment based on factors currently known. Actual results could differ materially from those anticipated in these “forward looking statements” as a result of a number of factors, including but not limited to those discussed under the headings “Risk factors,” and “Forward-looking statements” provided by us pursuant to the safe harbor established by the federal securities laws should be evaluated in the context of these factors.

This discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes contained herein.

Recent Events

On May 18, 2005, we completed the Term A Loan and increased the Line to $15 million from its previous level of $12 million. Under the terms of the Term A Loan, funding will be limited to the lesser of $50 million and the sum of (i) 85% of the orderly liquidation value of our aviation fleet; (ii) 75% of the orderly liquidation value of our seismic drilling and environmental equipment; and (iii) 50% of the fair market value of certain real estate. Proceeds from the Term A Loan were used to re-finance certain long-term debt, provide working capital and establish funding necessary to complete various strategic transactions under consideration. The Term A Loan matures in May 2010 and will be repaid quarterly in equal payments up to a 50% balloon at maturity date, with interest, paid in arrears and accruing at the initial annual interest rate of 30-day LIBOR plus 6.5% (10.19% at September 30, 2005). Upon the completion of the sale of the aviation transportation services segment, the total borrowing base under the Term A Loan was reduced to $30 million. Additionally, a portion of the proceeds from the Term B Loan were used to reduce the balance of the Term A Loan to $5.0 million.

In connection with completion of the Senior Credit Facility, we entered into the Debenture Settlement Agreements with each of the Debenture Holders in exchange for our dismissal of the lawsuit we filed against the Debenture Holders on January 25, 2005. On that date, we filed suit in the United States District Court, Western District of Louisiana against the Debenture Holders and other third parties. The suit alleged violations by the Debenture Holders pursuant to Section 16(b) of the Securities Exchange Act of 1934. On February 25, 2005, one of the Debenture Holders, Portside, notified us of certain alleged events of default under the Portside Debentures. Portside demanded that we redeem all of the Portside Debentures held by it, in the aggregate principal amount of $2,765,625 on March 2, 2005. Portside also notified us of its intention to commence a civil action against us to obtain a judgment with respect to all amounts owed to it under the Portside Debentures.

Under the terms of the Debenture Settlement Agreements, we agreed to (i) pay the Debenture Holders approximately $4.0 million cash; (ii) immediately issue the Debenture Holders 2.0 million shares of our common stock at an agreed upon value of $3.4 million; and (iii) issue the Debenture Holders approximately $4.3 million of Subordinated Debenture Notes. The Company recorded a gain of $200,000 upon closing of these transactions. The Subordinated Debenture Notes will be paid quarterly, with interest in arrears, over 36 months in equal payments with interest accruing at the rate of 8% per annum. Execution of the Debenture Settlement Agreements extinguished the terms of the original Debentures and released all parties from any future claims.

On May 18, 2005, we entered into early Debt Extinguishment Agreements on $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note more fully described in Note 4 of our financial statements contained herein. Under the terms of the Debt Extinguishment Agreements, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note, we agreed to (i) immediately issue 0.2 million shares of our common stock; and, (ii) pay certain holders of the Stockholder Notes $1.0 million on or before August 16, 2005, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note. The Company recognized a gain on debt extinguishment of $0.3 million upon closing this transaction.

On May 17, 2005, we entered into a Securities Purchase Agreement with certain affiliates and executive officers to issue up to $5.0 million of Series C 9% Convertible Preferred Stock. Our Series C 9% Convertible Preferred Stock is convertible into our common stock at a conversion price of $1.95 per share and includes detachable warrants to purchase up to 6,550,000 additional shares of our common stock at exercise prices ranging between $1.95 and $3.50 per share.

On June 30, 2005, we executed a definitive agreement to sell the equipment and related assets of the Aviation Transportation Services segment. On July 29, 2005, the sale of the Aviation Transportation Services segment was finalized and the proceeds from the cash sale ($11.0 million) were used to repay advances under the Company’s Senior Credit Facility and for additional working capital. As a result of the sale and in order to enhance comparability among the periods, the financial statements contained in our selected consolidated financial data tables on page 12 and 13 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and for the nine months ended September 30, 2005 have been restated to reflect the operations of the Aviation Transportation Services segment as discontinued operations.

On August 29, 2005, we closed the second tranche of the transactions contemplated by the Securities Purchase Agreement, at which time we issued an aggregate of 1,500 shares of Series C 9% Convertible Preferred Stock and warrants to acquire up to 1,965,000 shares of common stock, in exchange for an aggregate of $1,500,000.

On August 29, 2005, we completed the Term B Loan. Under the terms of the Term B Loan, borrowings will be made through advances at our request in minimum amounts of $2 million. Quarterly payments in the amount of $0.175 million, plus interest, will begin on April 1, 2008. The Term B Loan matures in August 2010 and accrues interest at the rate of LIBOR plus 8%. The proceeds from the Term B Loan were and/or will be used to (i) reduce the current outstanding balance under the Company’s Term A senior term debt by $3.4 million; (ii) retire approximately $3.3 million of Subordinated Debenture Notes with a payment of $1.5 million cash and the issuance of 750,000 shares of our common stock; (iii) retire $2 million of certain subordinated debt with a payment of $1 million cash and the issuance of 200,000 shares of common stock; and (iv) provide working capital and funds necessary for potential strategic transactions.

On December 7, 2005, the Fourth Circuit Court of Appeal for the State of Louisiana granted our writ application for supervisory review and rendered a judgment granting our Motion for Partial Summary Judgment seeking a declaratory judgment against Steven T. Stull, a former director, and Advantage Capital Partners, et. al (“ACP”). On February 13, 2004, we commenced litigation against Mr. Stull and ACP, and their respective insurers seeking a declaratory judgment confirming our right to redeem, rather than convert, its shares of Series A and Series B 8% Convertible Preferred Stock under our Articles of Incorporation, as amended, and other applicable operative documents and agreements. The Court determined that we had the right to redeem, rather than convert both the Series A and Series B preferred stock within 30 days after receiving the notices of conversion from ACP.

On December 20, 2005, the United States District Court for the Eastern District of Louisiana granted our Motion to Dismiss a lawsuit filed by ACP and its affiliates against us and certain of our executive officers. In the lawsuit filed on March 26, 2004, ACP and its affiliates alleged that (i) we and the executive officers misrepresented material facts and failed to disclose material facts related to the intention to redeem our Series A Preferred and Series B Preferred, and (ii) our officers breached their fiduciary duties. The Court held that ACP had failed to satisfy the pleading requirements for alleging fraud under federal securities laws.

On December 29, 2005, the Company executed of a definitive Stock Purchase and Sale Agreement (the “Agreement”) to acquire Preheat, Inc. (“Preheat”). Preheat is a leading Gulf Coast lessor of oilfield equipment and provider of specialized oilfield and environmental services. Subject to the terms and conditions of the Agreement, the Company will purchase 100% of the issued and outstanding common stock of Preheat for a purchase price of $22.5 million plus certain assumed long-term debt, more specifically described as a combination of $16.0 million of cash, and the issuance of 900,000 shares of OMNI’s common stock and $4.0 million of buyer promissory notes. Closing is subject to the approval of the transaction by the Company’s lenders, the Board of Directors of both companies, and the shareholders of Preheat. At closing, Preheat is required to have on hand a minimum of $4.5 million of excess working capital.

On January 17, 2006, we announced the appointment of Gregory B. Milton, 44, as our Chief Accounting Officer.

Restatement of financial statements

Due to the lock-box arrangement and the subjective acceleration clause associated with our Line, the balance sheet as of December 31, 2003 was restated to classify the Line as required by EITF 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement.”

On June 30, 2005, the Company signed a definitive agreement to sell its Aviation Transportation Services segment. The income statements for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the nine months ended September 30, 2004 have been restated to properly present the comparative information related to the Aviation Transportation Services segment. For these periods, the activities of the Aviation Transportation Services segment has been presented as discontinued operations.

General

Demand for our services. We receive our revenues from customers in the energy industry. Demand for our services is principally impacted by conditions affecting geophysical companies engaged in the acquisition of 3-D seismic data and oil and gas companies operating primarily in the shallow waters of the Gulf of Mexico. The level of activity for our services is primarily influenced by the level of capital expenditures by oil and gas companies.

A number of factors affect the decision of oil and gas companies to pursue the acquisition of seismic data and the exploration for oil and gas, including (i) prevailing and expected oil and gas demand and prices; (ii) the cost of exploring for, producing and developing oil and gas reserves; (iii) the discovery rate of new oil and gas reserves; (iv) the availability and cost of permits and consents from landowners to conduct seismic activity; (v) local and international political and economic conditions; (vi) governmental regulations; and (vii) the availability and cost of capital. The ability to finance the acquisition of seismic data in the absence of oil and gas companies’ interest in obtaining the information is also a factor, as some geophysical companies will acquire seismic data on a speculative basis.

During 1999, with the reduction in the price of oil and gas, we began to experience a decrease in demand for our services, which continued through 2000 but, in 2001, the oil and gas industry experienced a rebound and has remained strong since then. Increased capital expenditure budgets by oil and gas companies generally result in increased demand for our services. For the years ended December 31, 2002, 2003 and 2004, our operating revenues were $24.6 million, $31.6 million, and $39.0 million, respectively, and for the nine months ended September 30, 2005, they were $32.2 million.

Seasonality and weather risks. Our operations are subject to seasonal variations in weather conditions and daylight hours. Since our activities take place outdoors, on average, fewer hours are worked per day and fewer holes are generally drilled or surveyed per day in winter months than in summer months due to an increase in rainy, foggy, and cold conditions and a decrease in daylight hours.

Results of operations

The following discussion provides information related to the results of our operations. As discussed earlier in “-Recent Events” and later in “Discontinued Operations,” we sold the Aviation Transportation Services segment on June 30, 2005. In order to enhance the comparability of the amounts reflected for the periods below, the financial information has been restated to present the activities of the Aviation Transportation Services segment as discontinued operations. For more information regarding the discontinued operations of the Aviation Transportation Services segment refer to Note 9 of the unaudited financial statements as of and for the nine months ended September 30, 2005 and 2004, included herein.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2005:

	Nine Months Ended September 30,
	2004	2005
	(in thousands)
Operating revenue	$27,931	$32,201
Operating expenses:
Direct costs	20,627	20,794
Depreciation and amortization	2,962	3,618
General and administrative expenses	6,571	6,059

Total operating expenses	30,160	30,471

Operating income (loss)	(2,229)	1,730
Interest expense	1,470	1,966
(Gain) loss on debt extinguishment	81	(758)
Other (income) expense	162	(141)

Income (loss) from continuing operations before income taxes	(3,942)	663
Income tax benefit	—	508

Income (loss) from continuing operations	(3,942)	1,171
Loss from discontinued operations, net of taxes	(323)	(3,273)
Loss on sale of discontinued operations assets	—	(2,271)

Net loss	(4,265)	(4,373)
Dividends and accretion of preferred stock	(490)	(132)
Non-cash charge attributable to beneficial conversion features of preferred stock	—	(652)

Net loss available to common stockholders	$(4,755)	$(5,157)

Operating revenues increased 15%, or $4.2 million, from $28.0 million for the nine months ended September 30, 2004 to $32.2 million for the nine months ended September 30, 2005. This increase was due primarily to our acquisition of Trussco as of June 30, 2004 which contributed $8.5 million in revenue for the first and second quarter 2005 with comparable revenues of $4.3 million and $4.4 million for the three months ended September 30, 2004 and 2005, respectively. This increase coupled with a decrease in activities from our drilling division of approximately $8.6 million accounted for a net overall increase of $4.2 million. The decrease in drilling activities was the result of work deferred into future periods as a result of Hurricane Katrina and Hurricane Rita, which impacted our business area during the quarter ended September 30, 2005. The work delayed by the storms is included in our backlog at September 30, 2005. We sold the Aviation Transportation Services segment in July 2005. Accordingly, we recorded a loss from discontinued operations totaling $3.3 million, net of income taxes as a component of the net loss for the nine months ended September 30, 2005. Additionally, we recorded a loss of $2.3 million on the disposal of the Aviation Transportation Services segment assets. The operations related to our Aviation Transportation Services segment are included in a single line item captioned loss from discontinued operations.

Direct costs increased $0.2 million from $20.6 million for the nine months ended September 30, 2004 to $20.8 million for the nine months ended September 30, 2005. Direct costs of the Trussco division accounted for a $5.3 million increase in overall direct costs while costs in the drilling division decreased by approximately $5.1 million. Payroll costs for the Trussco acquisition accounted for a $3.2 million increase in overall payroll costs while payroll costs in the drilling division decreased by $1.4 million resulting in an overall increase in payroll costs of $1.6 million. The average number of field personnel we employed increased from 234 for the nine months ended September 30, 2004 to 288 for the nine months ended September 30, 2005, principally as a result of our acquisition of Trussco effective June 30, 2004. Aircraft operating expenses are included in loss from discontinued operations.

Depreciation and amortization costs increased 20%, or $0.6 million, from $3.0 million for the nine month period ended September 30, 2004 to $3.6 million for the same nine month period of 2005. Depreciation expense increased $0.3 million due to the increase in revenue-producing assets, primarily from the acquisition of Trussco in June 2004. Additionally, amortization expense increased by $0.3 million resulting primarily from amortization of intangible assets related to the Trussco acquisition.

General and administrative costs decreased $0.5 million from $6.6 million during the nine month period ended September 30, 2004 to $6.1 million during the same nine month period of 2005. The decrease results from a reduction in professional services of $2.4 million offset by with a $1.8 million increase attributable to the June 30, 2004 acquisition of Trussco. General and administrative expenses of the aviation division are included in loss from discontinued operations.

Interest expense increased approximately $0.5 million from $1.5 million for the nine month period ended September 30, 2004 to $2.0 million for the nine month period ended September 30, 2005. The increase in interest expense was primarily attributable to increased interest rates between the periods. The portion of interest expense which is deemed attributable to the Aviation Transportation Services segment is included in loss from discontinued operations.

Year ended December 31, 2003 compared to the year ended December 31, 2004:

	Year ended December 31,
	2003	2004
	(in thousands)
Operating revenue	$31,555	$39,064
Operating expenses
Direct costs	21,586	28,510
Depreciation and amortization	3,355	4,282
General and administrative expenses	3,718	9,464

Total operating expenses	28,659	42,256

Operating income (loss)	2,896	(3,192)
Interest expense	943	3,288
Loss on debenture conversion inducement and debt extinguishment	—	729
Other expense (income)	(114)	290

Income (loss) before taxes	2,067	(7,499)
Income tax benefit	1,092	—

Net income (loss) from continuing operations	3,159	(7,499)
Income (loss) from discontinued operations, net of taxes	324	(6,756)

Net income (loss)	3,483	(14,255)
Accretion of preferred stock and preferred stock dividends	(484)	(490)

Net income (loss) available to common stockholders	$2,999	$(14,745)

Operating revenues increased 23%, or $7.4 million, from $31.6 million to $39.0 million for the years ended December 31, 2003 and 2004, respectively, of which $8.7 million of this increase was due to the June 30, 2004 acquisition of Trussco. Drilling revenues decreased slightly from $31.6 million for the year ended December 31, 2003 to $30.6 million for the year ended December 31, 2004 due to permitting and weather-related delays. Operating revenues are expected to increase in 2005, as the demand for, and range of, our services continue to improve and because we will include a full year of operations for Trussco.

Direct costs increased 32%, or $6.9 million, from $21.6 million in 2003 to $28.5 million in 2004. Operating payroll expense increased $2.3 million from $6.2 million to $8.5 million for the years ended December 31, 2003 and 2004, respectively. Payroll costs from the Trussco acquisition accounted for the $2.3 million increase. Repairs and maintenance expenses decreased $0.3 million from 2003 to 2004, with $0.5 million of the decrease related to the drilling division offset by $0.3 million related to Trussco. Explosives expense increased $1.7 million due to an increase in the cost of explosives and downhole costs on jobs performed in 2004. Contract services increased $0.8 million company-wide, of which our drilling division accounted for $1.3 million of the increase with an offsetting decrease of $0.6 million from our permitting division. In 2004, we contracted third parties exclusively to provide services for heliportable drilling in the Rocky Mountains where we no longer provide these specialized drilling services. In 2004, we also contracted third parties to provide airboat drilling services during a period when most of our available employees were working on other projects. Shop expenses increased $0.4 million from 2003 to 2004 as a result of the Trussco acquisition. Other direct costs increased $2.3 million, of which Trussco accounted for $1.0 million. While operating expenses are expected to continue to increase in 2005 as operating revenues increase, we expect these expenses to remain consistent as a percentage of revenues.

Depreciation and amortization costs increased 24%, or $0.9 million, from $3.4 million in 2003 to $4.3 million in 2004. Depreciation expense increased $0.4 million due to the increase in revenue-producing assets, primarily from the acquisitions of Trussco in June 2004. Additionally, amortization expense increased by $0.5 million resulting primarily from amortization of intangible assets related to the Trussco acquisition.

General and administrative expenses increased $5.7 million from $3.7 million for 2003 to $9.5 million for 2004. Of this increase, $2.2 million is attributable to the Trussco acquisition, $2.4 million is related to professional services and $0.4 million is related to payroll increases. Other general and administrative expense increased by $0.8 million. General and administrative expenses are expected to increase slightly in 2005 due to a full year’s inclusion of expenses resulting from our acquisition of Trussco, however, we expect to take advantage of synergies relating to this acquisition as well as maintain stringent controls of these costs.

During 2004, we recorded asset impairment charges of $4.2 million (See Note 1 to the accompanying December financial statements included herein) related to the revaluation of certain aviation equipment, prepaid repairs and assets held for sale resulting in a charge to expense of $0.6 million, $3.0 million and $0.6 million, respectively. There was no impairment charge required to be recorded in 2003. This 2004 impairment charge, which relates entirely to the Aviation Transportation Services Segment, is included in the loss from discontinued operations.

Interest expense was $3.3 million for the year ended December 31, 2004 compared to $0.9 million for the year ended December 31, 2003. The increase was partially attributable to increased levels of debt including the convertible debentures coupled with increased interest rates between the periods. Also, $1.3 million of the increase related to amortization of deferred loan costs and $0.7 million related to the amortization of debt discounts originally recorded in conjunction with the convertible debentures in early 2004. Interest expense allocated to loss from discontinued operations amounted to $1.9 million and $0.5 million for the year ended December 31, 2004 and 2003, respectively. We expect to manage our senior debt facility as we explore strategic business opportunities.

We recorded a $1.0 million accounting loss in connection with the inducement for early extinguishment of a portion of our convertible debentures during 2004. Of that loss, $0.3 million is included in loss from discontinued operations. There was no such charge in 2003.

Other expense (income) decreased from income of $0.1 million to expense of $0.3 million. This increase in expense was due to costs incurred as a result of financing transactions that did not close.

In 2003, we reversed $1.6 million of the net operating loss carry-forwards previously reserved of which $0.5 million was allocated to discontinued operations. There were no taxes recorded in 2004 due to the significant net operating loss incurred. During 2004, the entire amount of the net operating loss carryforward generated was fully reserved as it was determined that more likely than not this increase in deferred tax asset would not be realized in the future.

As previously discussed, we sold our Aviation Transportation Services segment on June 30, 2005. In order to enhance the comparability of the amounts from year to year, the financial information related to the results of operations for the years ended December 31, 2003 and 2004 has been restated to present the activities of the Aviation Transportation Services segment as discontinued operations. The income, net of tax benefit, related to those discontinued operations was $0.3 million for the year ended December 31, 2003 and the loss related to the discontinued operations was $6.8 million for the year ended December 31, 2004. Included in the 2004 loss from discontinued operations is the asset impairment charge of $4.2 million mentioned above.

Accretion of preferred stock and preferred stock dividends remained constant at $0.5 million for the years ended December 31, 2003 and 2004.

Year ended December 31, 2002 compared to the year ended December 31, 2003:

	Year ended December 31,
	2002	2003
	(in thousands)
Operating revenue	$24,592	$31,555
Operating expenses
Direct costs	17,178	21,586
Depreciation and amortization	3,270	3,355
General and administrative expenses	3,186	3,718

Total operating expenses	23,634	28,659

Operating income	958	2,896
Interest expense	799	943
Other (income) expense	(115)	(114)

Income before taxes	274	2,067
Income tax benefit	400	1,092

Net income from continuing operations	674	3,159
Income (loss) from discontinued operations, net of taxes	534	324

Net income	1,208	3,483
Accretion of preferred stock and preferred stock dividends	(484)	(484)

Net income applicable to common and common equivalent shares	$724	$2,999

Operating revenues increased 29%, or $7.0 million, from $24.6 million to $31.6 million for the years ended December 31, 2002 and 2003, respectively. This increase was due primarily to improved market conditions in the geophysical industry in 2003. The aviation operations have been reclassified into discontinued operations as a result of the sale of the Aviation Transportation Services segment in June 2005.

Direct costs increased 26%, or $4.4 million, from $17.2 million in 2002 to $21.6 million in 2003. Operating payroll expense increased $0.7 million from $5.5 million to $6.2 million for the years ended December 31, 2002 and 2003, respectively. Also, as a result of the increased activity levels in 2003 as compared to 2002, explosives expenses, repairs and maintenance expenses and fuel and oil expenses increased $1.6 million, $0.6 million and $0.4 million, respectively.

Depreciation and amortization costs increased 6%, or $0.2 million, from $3.3 million in 2002 to $3.4 million in 2003. Depreciation expense increased $0.1 million due to the increase in revenue-producing assets between the periods ended December 31, 2002 and 2003, respectively.

General and administrative expenses increased $0.6 million from $3.2 million for 2002 to $3.7 million for 2003 due to realized savings in 2002 from renegotiated lease and vendor agreements and lower legal expenses offset by a $0.4 million commission received as a result of our agreement to facilitate the private placement of approximately 1,650,000 shares of our common stock owned by an affiliate and certain investors.

Interest expense was $0.9 million for the year ended December 31, 2003 compared to $0.8 million for the year ended December 31, 2002. Amortization expense increased by $0.2 million resulting from a one time amortization expense due to the refinancing of a more favorable senior credit facility, revolving line of credit and equipment term loan. Interest expense allocated to income (loss) from discontinued operations amounted to $0.5 million and $0.4 million for the year ended December 31, 2003 and 2002, respectively.

Other income remained consistent at $0.1 million for each of the years ended December 31, 2003 and 2002.

In 2003, we reversed $1.6 million of the net operating loss carry-forwards previously reserved compared to $0.4 million of this related reserve reversed in 2002. In 2003, $0.5 million of the tax benefit was allocated to discontinued operations. It was determined that recent profitability indicated that the full reserve on our deferred tax assets was not required as a portion was determined to be realizable in future periods.

As previously discussed, we sold our Aviation Transportation Services segment on June 30, 2005. In order to enhance the comparability of the amounts from year to year, the financial information related to the results of operations for the years ended December 31, 2002 and 2003 has been restated to present the activities of the Aviation Transportation Services segment as discontinued operations. The income related to those discontinued operations was $0.5 million and $0.3 million for the years ended December 31, 2002 and 2003, respectively.

Accretion of preferred stock and preferred stock dividends remained constant at $0.5 million for the years ended December 31, 2002 and 2003.

Liquidity and Capital Resources

At September 30, 2005, we had approximately $0.2 million in cash compared to $1.0 million at December 31, 2004, and a working capital deficit of $1.0 million at September 30, 2005, compared to a deficit of $22.1 million at December 31, 2004. The decrease in cash and increase in working capital from December 31, 2004 to September 30, 2005 are primarily a result of decreased accounts payable between the periods, settlements of certain convertible debentures, repayment of certain debt amounts attributable to the Aviation Transportation Services Segment and the finalizing of a new senior credit facility of which proceeds were used to settle certain current liabilities. Cash provided by operating activities was $3.9 million for the nine months ended September 30, 2005 compared to $2.9 million for the same period in 2004.

Historically, our capital requirements have primarily related to the purchase or fabrication of new seismic drilling equipment and related support equipment, additions to our aviation fleet and new business acquisitions. In 2004, we acquired Trussco, approximately $6.4 million of aircraft accounted for as capital leases, and approximately $0.8 million of new vehicles accounted for as capital leases. Thus far in 2005, we have acquired approximately $0.1 million of new vehicles and approximately $0.1 million in aviation support equipment. For the remainder of 2005, we expect to continue renewing our rolling stock, upgrade Trussco’s facilities and equipment to improve the efficiency of their operations and explore strategic business opportunities.

During the quarter ended March 31, 2005, we repaid approximately $3.3 million of our debt primarily related to our equipment notes, capital leases and real estate loans. Furthermore, we extinguished three capital leases totaling $2.9 million as a result of our disposition of three helicopters. Loan closing costs of $1.5 million were incurred during the three months ended September 30, 2005 related to our Term A and Term B Loans and a total of $3.5 million was incurred during the nine months ended related to our various credit facilities.

During the three month period ended June 30, 2005, we finalized a new $50.0 million senior credit facility, which we also refer to as the Term A Loan. The proceeds from the Term A Loan were used to re-finance certain long-term debt, provide working capital and establish funding necessary to complete various strategic transactions which are under consideration. During the quarter ended September 30, 2005, a portion ($9.35 million) of the $11.0 million proceeds from the sale of the Aviation Transportation Services segment were used to repay a portion of the Term A Loan as well as a $3.4 million repayment from proceeds of the Term B Loan discussed below. At September 30, 2005, the balance owed on the facility was $5.0 million.

During the three month period ended September 30, 2005, we completed a new $25 million multiple draw term credit facility, which we also refer to as our Term B Loan. The proceeds from the Term B Loan were used to (i) reduce indebtedness under our Term A Loan; (ii) retire certain Subordinated Notes; (iii) retire certain Subordinated Debt; and, (iv) provide working capital and funds necessary for potential strategic transactions. At September 30, 2005, the balance owed on the Term B Loan was $9.0 million.

Long-term debt

At December 31, 2004 and September 30, 2005, long-term debt consisted of the following (in thousands):

	December 31, 2004	September 30, 2005
Notes payable to a finance company, variable interest rate at LIBOR plus 5.0% (7.42% at December 31, 2004 respectively) maturing July 31, 2006, secured by various property and equipment, repaid in full	$867	$—
Notes payable to a bank with interest payable at Prime plus 1.75% (7.75% at June 30, 2005 and 6.75% at December 31, 2004) maturing July 31, 2023, secured by real estate	1,392	1,362
Notes payable to a finance company with interest at 10.24%, maturing May 18, 2008, secured by an aircraft, repaid in full	168	—
Notes payable to a finance company with interest at 6.26%, maturing March 17, 2006, secured by various aircraft, repaid in full	1,697	—
Notes payable to a bank with interest at 8.13%, maturing June 20, 2009, secured by aircraft (1a)	238	—
Notes payable to a finance company with interest at 8%, maturing February 10, 2013, secured by real estate	214	200
Notes payable to a bank with interest at 12% at December 31, 2004, maturing May 31, 2005, secured by various property and equipment, repaid in full	6,500	—
Convertible promissory notes payable to certain former stockholders of Trussco with interest at 5%, maturing in June 2007	3,000	1,000
Capital lease payable to leasing companies secured by vehicles	1,198	825
Capital lease payable to finance companies secured by various aircraft	9,100	941
Subordinated promissory note to a former debenture holder with a fixed interest rate of 8%, maturing May 13, 2008, unsecured	—	994
Term A notes payable to a finance company, variable interest rate at LIBOR plus 6.5% (10.19% at September 30, 2005), maturing May 18, 2010, secured by various equipment (1b) (2)	—	5,000
Term B notes payable to a finance company, variable interest rate at LIBOR plus 8.0% (11.84% at September 30, 2005), maturing August 29, 2010, secured by various property and equipment	—	9,000
Other debt	86	68

Total	24,460	19,390
Less: current maturities	(6,095)	(3,609)
Less: long-term debt of discontinued operations	(11,228)	—

Long-term debt, less current maturities	$7,137	$15,781

(1)	As a result of the disposition of the Aviation Transportation Services segment (see Note 9 to the accompanying September financial statements), certain debts were repaid with proceeds from the sale:

(a)	the entire balance of this note was repaid with proceeds from the sale of the Aviation Transportation Services segment during July 2005.

(b)	$9.35 million of this note was repaid with proceeds from the sale of the Aviation Transportation Services segment during July 2005.

(2)	As a result of the closing of the Term B Loan, $3.4 million of this note was repaid with proceeds from the Term B Loan in August 2005.

Line of Credit

Availability under the Line is the lower of: (i) $15.0 million or (ii) the sum of eligible accounts receivable, as defined under the Line agreement, plus the lesser of: $0.3 million or 80% of the appraised orderly liquidation value of eligible inventory of parts and supplies. The Line accrues interest at the prime interest rate plus 1.5% (8.75% at September 30, 2005) and matures in May 2010. The Line is collateralized by accounts receivable and inventory. As of September 30, 2005, we had $2.6 million outstanding under the Line with an additional $3.3 million available. Due to the lockbox arrangement and the subjective acceleration clause of the Line agreement, the debt under the Line is classified as a current liability as of September 30, 2005 and December 31, 2004 as required by EITF 95-22, “Balance Sheet Classification of Borrowings

Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-box Arrangement.”

Senior Secured Loan

On October 21, 2004, we completed a $6.5 million senior secured loan (“Bridge Loan”) with Beal Bank, SSB. The Bridge Loan accrued interest at the rate of 12% per annum, matured January 15, 2005 and was collateralized by specific seismic assets, certain Trussco assets and three Bell helicopters. The proceeds were used to repay debt, pay the October Put Option payment on the Convertible Debentures, discussed below, and for working capital purposes.

On January 21, 2005, we entered into a forbearance agreement on the Bridge Loan, which increased the interest rate from 12% to 17% and extended the maturity to March 15, 2005. On May 2, 2005, we entered into a second agreement to extend the maturity date to May 31, 2005. The Bridge Loan restricted the payment of dividends and contained customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios, and limitations on annual capital expenditures and certain customer concentrations. This loan was repaid in full with proceeds from the Senior Credit Facility (See “-Senior Credit Facility” below) on May 18, 2005.

Capital Leases

Prior to September 30, 2005, we had several capital leases for aircraft that generally have lease terms of 60 months at inception of the lease. Aircraft leases either contain a bargain purchase option at the end of the lease or a balloon amount due that can be refinanced over 36 months. We have historically acquired all of our aircraft that have been financed through capital leases. From time to time, we may acquire an aircraft through cash flows from operations or through the Line, which is then sold to a financing company and leased back to us. These sales and lease back transactions are recorded as a capital lease and gains and losses incurred on the sale are deferred and amortized over the life of the lease term or the asset, whichever is shorter. These leases were paid in full with proceeds from the Term A Loan (see “Senior Credit Facility” below). As mentioned in “Recent Events,” we executed a definitive agreement to sell the equipment and related assets of our Aviation Transportation Services segment for a cash price of $11.0 million on June 30, 2005. The aircraft, which were held under capital lease at December 31, 2004, were sold in that transaction.

We also lease several vehicles used in our seismic drilling operations under 40-month capital leases.

Total cost and accumulated depreciation of aircraft and vehicles held under capital leases is as follows (in thousands):

	December 31, 2004	September 30, 2005
Aircraft	$10,009	$—
Vehicles	2,117	1,910

	12,126	1,910
Less: Accumulated depreciation	(1,154)	(897)

Capitalized cost, net	$10,972	$1,013

Depreciation expense for the years ended December 31, 2002, 2003 and 2004 was approximately $0.1 million, $0.3 million and $0.7 million, respectively, for all assets held under capital lease. Depreciation expense for the nine months ended September 30, 2005 and 2004 was approximately $0.5 million and $0.5 million, respectively, for all assets held under capital lease.

See “Recent Events” for a discussion of the sale of our Aviation Transportation Services segment.

Convertible Debentures

Pursuant to a Securities Purchase Agreement dated February 12, 2004, we issued (i) $10,000,000 in principal amount of 3-year, 6.5% fixed rate, Convertible Debentures (the “Initial Debentures”) that are convertible into shares of common stock at an initial conversion price of $7.15 per share, (ii) 1-year common stock Series A Warrants to purchase an aggregate of 700,000 shares of Common Stock at an initial exercise price of $7.15 per share and (iii) 5-year Common Stock Series B Warrants to purchase an aggregate of 390,000 shares of Common Stock at an initial exercise price of $8.50 per share. The warrants are not exercisable for a period of six months and one day after the issue date of such warrants and in no event will the exercise prices of such warrants be less than $6.15 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.9 million using the Black Scholes model. The value of these warrants were recorded as debt discount with a corresponding amount recorded to paid in capital at the date of issuance. The issuance of the Initial Debentures was made pursuant to a private placement in reliance on Section 4(2) of the Securities Act of 1933.

On April 15, 2004, in accordance with the Securities Purchase Agreement, we issued (i) $5,050,000 in principal amount of 3-year, 6.5% fixed rate, Convertible Debentures (collectively with the Initial Debentures, hereinafter referred to as the “Debentures”) that are convertible into shares of common stock at an initial conversion price of $7.20 per share, and (ii) 5-year Common Stock Series A Warrants to purchase an aggregate of 151,500 shares of common stock at an initial exercise price of $9.00 per share. The warrants are not exercisable for a period of six months and one day after the issue date of such warrants and in no event will the exercise prices of such warrants be less than $7.11 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.2 million using the Black Scholes model. The value of the warrants and beneficial conversion feature were recorded as a debt discount with a corresponding amount recorded to paid in capital at the date of issuance. The issuance of the Debentures was made pursuant to a private placement in reliance on Section 4(2) of the Securities Act of 1933.

Total proceeds of $14.2 million was received from the issue of these Debentures, after expenses. Of the total proceeds received, $8.2 million was used to redeem the Series A Preferred Stock and dividends in February 2004, $4.9 million was used to redeem the Series B Preferred Stock and dividends in March and April 2004 and the balance used for working capital purposes.

The debt discounts for the February 12, 2004 and April 15, 2004 debentures were $0.9 million and $0.2 million, respectively. The debt discounts are being amortized to interest expense using the effective interest method over the period in which the debentures can be put to us. A total of $0.9 million is included in interest expense and $0.2 million loss on extinguished debt related to the amortization of the debt discounts for the year ended December 31, 2004. The debt discounts have been fully expensed as of December 31, 2004, thus there is no amortization of debt discounted for the nine months ended September 30, 2005.

Prior to maturity of the Debentures, the holders of the Debentures have the right to require the repayment or conversion of up to an aggregate of $13.17 million of the Debentures (the “Put Option”). We registered 5,012,237 shares, effective June 30, 2004, covering the common stock that may be issuable pursuant to the conversion of the Debentures and the exercise of the Put Option and all associated warrants, including additional shares that may be issuable due to adjustments for conversion price upon the Debenture conversion, payment of interest with shares and/or the exercise of warrants due to subdivision or combination of our common stock. Pursuant to the Debenture agreement, the registration of the related common stock triggered the ability of the Debentures holders to exercise the Put Option in ten consecutive non-cumulative and equal monthly installments equal to 8.75% of the face value of the Debentures ($1,316,875) beginning August 1, 2004. Accordingly, the Debentures, net of debt discount, were classified as a current liability in the Consolidated Balance Sheet at December 31, 2004. We received, and redeemed for cash, notices from the holders of the Debentures exercising their Put Option for August, September and October 2004. Upon receipt of the Debenture Holders’ intent to exercise a Put Option, we have the irrevocable option to deliver cash or, if certain conditions set forth in the Debentures are satisfied, shares of our common stock. If we elect to pay the Put Option with common stock, the underlying shares will be valued at a 12.5% discount to the average trading price of our common stock for the applicable pricing period, as defined in the Debenture agreement. The number of shares we would deliver is equal to the value of the Put Option installment due divided by the fair market value of our common stock for the applicable pricing period discounted at 12.5%.

As provided for in the terms of the applicable Securities Purchase Agreements, the Debenture holders received Put Option payments of $1.3 million in principal, plus accrued interest, each on August 5, 2004, on September 9, 2004 and on October 25, 2004. In accordance with APB Opinion No. 26 “Early Extinguishment of Debt,” we recorded $0.2 million as a loss on extinguishment of debt in 2004 as a result of the early extinguishment of these portions of the Debentures.

On October 8, 2004, we entered into an Amendment and Conditional Waiver Agreement (the “Amendment”) with the holders of the Debentures. Under the terms of the Amendment, the Debenture holders granted us, among other things, the right to pre-pay in cash all, but not less than all, of the outstanding Debentures held by each holder on or prior to November 15, 2004. In exchange for such right, we agreed to allow the holders of the Debentures to convert $2,000 of the principal amount of the April 15, 2004 Debentures into 200,000 shares of common stock at a revised conversion price of $0.01 per share. As a result of this conversion and in accordance with the requirements of SFAS No 84, “Induced Conversions of Convertible Debt, an amendment to APB Opinion No. 26,” we recorded $0.9 million in debt conversion expense in 2004.

On January 25, 2005, we filed suit in United States District Court, Western District of Louisiana (the “16(b) litigation”) against the holders of our 6.5% Subordinated Convertible Debentures and other third parties (collectively, the “Debenture Holders”). The suit alleges violations by the Debenture Holders pursuant to Section 16(b) of the Securities Exchange Act of 1934. We believe the Debenture Holders acted together for the purpose of illegally acquiring, holding, voting or disposing our equity securities during relevant time periods and have exerted an adverse group influence on the Company and our equity securities. The suit sought the disgorgement of profits realized by the Debenture Holders from their purchases and sales of our common stock.

On February 25, 2005, one of the Debenture Holders, Portside Growth and Opportunity Fund (“Portside”) notified us of certain alleged events of default under the 6.5% Subordinated Convertible Debentures issued to Portside (the “Portside Debentures”). As a result of these alleged events of default, Portside demanded that we redeem all of the Portside Debentures held by it, in the aggregate principal amount of $2,765,625, on March 2, 2005. Portside also notified us of its intention to commence a civil action against us to obtain a judgment with respect to all amounts owed to it under the Portside Debentures.

On May 18, 2005, we entered into settlement agreements (“Debenture Settlement Agreements”) with each of the Debenture Holders in exchange for our dismissal of the lawsuit filed against the Debenture Holders. Under the terms of the Debenture Settlement Agreements, we agreed to (i) pay the Debenture Holders approximately $4.0 million cash; (ii) immediately issue the Debenture Holders 2.0 million shares of our common stock at an agreed upon value of $3.4 million; and, (iii) issue the Debenture Holders approximately $4.3 million of unsecured, subordinated promissory notes (“Subordinated Debenture Notes”). The Company recorded a gain on debt extinguishment of approximately $200,000 upon closing these transactions. The Subordinated Debenture Notes will be paid quarterly, with interest in arrears, over 36 months in level payments with interest accruing at the rate of 8% per annum. Execution of the Debenture Settlement Agreements extinguishes the terms of the original Debentures and releases all parties from any claims related thereto.

On August 29, 2005, upon closing of the Term B Loan, approximately $3.3 million of the Subordinated Debenture Notes were repaid in full with $1.5 million cash and 750,000 shares of the Company’s common stock.

Senior Credit Facility

On May 18, 2005, we completed a $50 million equipment term financing facility (“Term A Loan”) and increased our Line to $15 million from its previous level of $12 million. Under the terms of the Term A Loan, funding will be limited to the lesser of $50 million and the sum of (i) 85% of the orderly liquidation value of our aviation fleet; (ii) 75% of the orderly liquidation value of our seismic drilling and environmental equipment; and (iii) 50% of the fair market value of certain real estate. Proceeds from the Term A Loan were used to re-finance certain long-term debt, provide working capital and establish funding necessary to complete various strategic transactions under consideration. The Term A Loan restricts the payment of cash dividends and contains customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios and limitations on annual capital expenditures. The Term A Loan matures in May 2010 and will be repaid in equal payments of up to a 50% balloon at maturity date, with interest, paid in arrears and accruing at the initial annual interest rate of 30-day LIBOR plus 6.5% (10.19% at September 30, 2005). Upon the completion of the sale of the aviation transportation services segment, the total borrowing base under the Term A Loan was reduced to $30.0 million. Proceeds from the sale of the Aviation Transportation Services segment were used to pay approximated $9.35 million on the Term A Loan during July 2005, leaving an outstanding balance of approximately $8.6 million. Additionally, a portion of the proceeds from the Term B Loan were used to reduce the balance of the Term A Loan to approximately $5.0 million in August 2005.

Junior Credit Facility

On August 29, 2005, we completed a $25 million multiple draw term credit facility. Under the terms of the Term B Loan, borrowings will be done through advances at the request of the Company in minimum amounts of $2 million. Quarterly payments in the amount of $0.175 million, plus interest, will begin on April 1, 2008 and the Loan matures in August 2010 and accrues interest at the rate of LIBOR plus 8% (11.84% at September 30, 2005). The Term B Loan restricts the payment of cash dividends and contains customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios and limitations on annual capital expenditures. The proceeds from the Term B Loan were used to (i) reduce the current outstanding balance under the Company’s Term A senior debt by $3.4 million; (ii) retire approximately $3.3 million of 8% Subordinated Debenture Notes with a payment of $1.5 million cash and the issuance of 750,000 shares of our common stock; (iii) retire $2 million of certain Subordinated Notes with a payment of $1 million cash and the issuance of 200,000 shares of common stock; and (iv) provide working capital and funds necessary for potential strategic transactions.

Trussco Notes

On June 30, 2004, we purchased Trussco for an aggregate acquisition price of $11.9 million, including $7.3 million in cash, $3.0 million in 5% convertible promissory notes payable to certain stockholders (“Stockholder Notes”) maturing in June 2007, and the assumption of approximately $1.6 million in debt and other liabilities. The Stockholder Notes can be prepaid at any time and are convertible into shares of our common stock at a price of $9.40 per share.

On May 18, 2005, we entered into early debt extinguishment agreements (“Debt Extinguishment Agreements”) with respect to $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note more fully described in Note 3 to the September financial statements contained herein. Under the terms of the Debt Extinguishment Agreements, we (i) immediately issued 0.2 million shares of our common stock; and (ii) paid certain holders of the Stockholder Notes $1.0 million on or before August 16, 2005, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the contingent Earnout Note. The Company recognized a gain on debt extinguishment of $0.3 million upon closing the transaction.

At September 30, 2005, the Company has $1.0 million of Stockholder Notes outstanding bearing interest at 5% and maturing in June 2007 and $1.0 million of non-interest bearing notes, which was paid by August 16, 2005. At September 30, 2005, the Company also has outstanding a $2.0 million contingent Earnout Note payable, none of which had been earned. See “Trussco Earnout” below.

Going concern

The accompanying consolidated financial statements have been prepared assuming we will continue on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have suffered a significant loss from operations during the current year, has a working capital deficit, is currently in default on certain of its debt instruments, and will require capital funding from sources other than operations to meet its current debt obligations. In the past two years, we have been required to raise additional capital by the issuance of both equity and debt instruments. There are no commitments from funding sources, debt or equity, in the event that cash flows are not sufficient to fund ongoing operations or other cash commitments as they come due. These factors raise substantial doubt about our ability to continue as a going concern. Management will be required to raise additional capital in the near term through offerings of equity or debt securities to fund our debt service obligations and operations. No assurance can be given that such financing will be available or, if available, that it will be on commercially favorable terms. Moreover, available financing may be dilutive to current investors.

As more fully described herein, we have secured additional capital from institutional investors and certain stockholders and key managers. Management believes this capital, used in conjunction with cash flows from operations, will be adequate to fund our current debt service obligations and serve to mitigate the factors that have raised doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that might be necessary should we be unable to continue as a going concern.

Related party transactions

During the years ended December 31, 1999, 2000 and 2001, we privately placed with an affiliate subordinated debentures totaling $7.5 million, $3.4 million and $1.5 million, respectively. The debentures matured five years from their date of issue and accrued interest at various rates ranging from a fixed rate of 12% per annum to a variable rate of interest starting at 12% per annum and escalating to 20% per annum. In October 2000, we agreed to convert $4.6 million of the subordinated debentures into our Series A Preferred Stock. In May 2001, we agreed to pay the affiliate $3.0 million cash plus issue to the affiliate $4.6 million of our Series B Preferred Stock in satisfaction of all of the remaining outstanding subordinated debentures, including accrued interest of $1.8 million. This transaction resulted in the affiliate agreeing to forgive $1.0 million of indebtedness, which was reflected as a capital contribution from the affiliate (See Note 4 to the accompanying September financial statements included herein for the accounting for preferred stock). In February 2004 and April 2004, we issued $10 million and $5.05 million, respectively, of 6.5% Subordinated Convertible Debentures (See Note 4 to the accompanying September financial statements included herein). The proceeds were used to redeem $8.2 million of the Series A Preferred Stock outstanding, including accrued dividends. The remaining 25 shares of Series A Preferred Stock were redeemed in April 2004 for $0.03 million. At December 31, 2004 there were no shares of Series A Preferred Stock outstanding. During the first quarter of 2004, we redeemed 2,286 shares of the Series B Preferred Stock for $2.4 million, including accrued dividends. In April 2004, we redeemed 2,285 shares of the total of 2,314 shares of the Series B Preferred Stock outstanding for $2.5 million, including accrued dividends. At September 30, 2005, 29 shares of Series B Preferred Stock remain outstanding.

In connection with the original issuance of the subordinated debentures, we issued to the affiliate detachable warrants to purchase 1,912,833 shares of our common stock, of which 293,055 warrants were transferred in 2003 to settle certain litigation and 858,678 warrants were cancelled in 2003. The balance of 761,100 warrants was exercised in the first quarter of 2004 at an exercise price of $2.25.

During 2003, we entered into an agreement to facilitate the private placement of approximately 1,650,000 shares of our common stock owned by an affiliate and certain investors. The sale of the stock covered by this agreement closed in the fourth quarter of 2003, resulting in our receipt of $0.4 million cash which is reflected as a reduction in our general and administrative expenses in the accompanying 2003 Consolidated Financial Statements.

During 2003, in order to facilitate a settlement of ongoing litigation between certain of our affiliates, we agreed to re-price and extend the maturity dates of certain warrants owned by the defendant affiliates but transferred in settlement of the litigation to the plaintiff affiliates. The exercise prices of the transferred warrants ranged from $2.25—$6.00 per share. The maturity dates of the transferred warrants ranged from November 1, 2004 to July 1, 2005. The transferred warrants were re-priced at $1.54 per share and the maturity dates were extended to November 1, 2006. Our statement of operations includes a non-recurring charge of approximately $0.1 million representing the differences in the fair market value of the originally issued warrants and the re-priced warrants. In 2004, all re-priced warrants were exercised.

On May 17, 2005, we entered into a Securities Purchase Agreement with certain of the Company’s affiliates and executive officers to issue up to $5.0 million of Series C 9% Convertible Preferred Stock in conjunction with the completion of the Senior Credit Facility more fully described above. Our Series C 9% Convertible Preferred Stock is convertible into our common stock at a conversion price of $1.95 per share and includes detachable warrants to purchase up to 6,550,000 additional shares of our common stock at exercise prices ranging between $1.95 and $3.50 per share. The transactions contemplated by the Securities Purchase Agreement closed in two tranches. On May 17, 2005, the closing date of the first tranche, the Company issued an aggregate of 3,500 shares of Series C Preferred Stock and warrants to acquire 4,585,000 shares of the Company’s common stock, in exchange for $3,500,000. The second tranche closed on August 29, 2005, at which time the remainder of the Series C Preferred Stock and warrants were issued generating proceeds of $1.5 million and we granted the remaining 1,965,000 warrants.

As mentioned above, the Term A Loan and the Term B Loan restrict the payment of cash dividends. Consequently, the dividend obligation related to the Series C Preferred Stock has been satisfied through the issuance of payment-in-kind (“PIK”) dividends. The PIK dividends are paid through the issuance of additional shares of Series C Preferred Stock. These additional shares of preferred stock do not have warrants attached to them. During the three months ended September 30, 2005, thirty-five (35) shares of Series C Preferred Stock were issued as PIK dividends.

During the three month periods ended March 31, 2005 and December 31, 2004, two of our executives deferred receipt of salary totaling $120,000 and $37,000 respectively. Beginning in the quarter ended June 30, 2005, the Company paid $120,000 toward this liability. At September 30, 2005 and December 31, 2004, the total amount owed to these two executives was $0 and $37,000 at the end of each period.

CRITICAL ACCOUNTING POLICIES

Use of Estimates

The discussion and analysis of financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

We extend credit to customers and other parties in the normal course of business. We regularly review outstanding receivables, and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, we make judgments regarding the parties’ ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful account may be required. Due to the nature of our industry, we may periodically have concentration of credit risks. As a result, adjustments to the allowance for doubtful accounts may be significant.

We have made significant investments in inventory to service our equipment. On a routine basis, we use judgments in determining the level of reserves required to state inventory at the lower of cost or market. Technological innovations, market activity levels and the physical condition of products primarily influence our estimates. Changes in these or other factors may result in adjustments to the carrying value of inventory.

Deferred tax assets and liabilities are recognized for differences between the book basis and tax basis of our net assets. In providing for deferred taxes, we consider current tax regulations, estimates of future taxable income and available tax planning strategies. We have established reserves to reduce our net deferred tax assets to estimated realizable value. If tax regulations change or operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of our net deferred tax assets and liabilities may be required. In making this determination, we have considered future income in assessing the ultimate recoverability of the recognized net deferred tax asset.

We record liabilities for environmental obligations when remediation is probable and the costs can be reasonably estimated. Our estimates are based on currently enacted laws and regulations. As more information becomes available or environmental laws and regulations change, such liabilities may be required to be adjusted. Additionally, in connection with acquisitions, we obtain indemnifications from the seller related to environmental matters. If the indemnifying parties do not fulfill their obligations, adjustments of recorded amounts may be required.

We maintain insurance coverage for various aspects of our business and operations. We retain a portion of losses that occur through the use of deductibles and, to a limited extent, self-funded insurance programs. We regularly review estimates of reported and unreported claims and provide for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required.

Stock Based Compensation

We account for employee stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“Opinion No. 25”). Accordingly, the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” permits the continued use of the method prescribed by Opinion No. 25, but requires additional disclosures, including pro forma calculations of earnings and net earnings per share as if the fair value method of accounting prescribed by SFAS No. 123 had been applied. As required by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which amended SFAS No. 123, a table illustrating the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation is presented in Note 1 of the accompanying financial statements included herein.

Discontinued Operations

In accordance with “Accounting for the Impairment and Disposal of Long-Lived Assets” (“SFAS No. 144”), we are accounting for the Brazoria market as a separate unit within AHI and have accounted for our exit from this market as discontinued operations in 2004. On June 30, 2005, the Company executed a definitive agreement to sell the equipment and related assets of our Aviation Transportation Services segment for a cash price of $11.0 million. The transaction was finalized on July 29, 2005. The proceeds were used to repay advances under the Company’s Term A Loan and for additional working capital. See Note 9 of the accompanying September financial statements included herein.

In order to facilitate comparability between the periods, the revenues and expenses of the Aviation Transportation Services segment have been reclassified to income (loss) on discontinued operations in the accompanying financial information for the years ended December 31, 2000 through 2004 and for the nine month period ended September 30, 2004. There was no effect on net income (loss) as a result of the reclassifications.

Impairment Of Long-Lived Assets And Assets Held For Sale

We review our long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144. If the carrying amount of the asset, including any intangible assets associated with that asset, exceeds its estimated undiscounted net cash flow, before interest, we will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value.

Assets held for sale are recorded at the lower of their net book value or their net realizable value, which is determined based upon an estimate of their fair market value less the cost of selling the assets. An impairment is recorded to the extent that the amount that was carried on the books is in excess of the net realizable value. Assets held for sale at September 30, 2005 are comprised of eight marsh buggies and two navigation systems. In addition, at September 30, 2005, the remaining assets of the discontinued Aviation Transportation Services segment are included in assets held for sale of discontinued operations. Three helicopters held for sale at December 31, 2004 totaling $3.5 million were disposed of during the three months ended March 31, 2005 generating proceeds of $573,000 and the extinguishment of lease obligations of approximately $2.9 million. An impairment loss of $0.6 million related to these helicopters was recognized during the year ended December 31, 2004 and there was no gain or loss recorded upon their disposition.

During the quarter ended June 30, 2005, the aviation-related improvements at the Mouton Cove facility were deemed to be impaired as a result of the sale of the Company’s Aviation Transportation Services segment. A charge was recorded against operations in the amount of $0.5 million reflecting the impairment of the value of that facility. The facility was not included in the assets sold as part of the sale of the Company’s Aviation Transportation Services segment.

COMMITMENTS AND OBLIGATIONS

Trussco Earnout

In connection with the acquisition of Trussco, we issued to certain former stockholders of Trussco a promissory note (“Earnout Note”) that will earn interest at a rate of 5% per annum of the amount owed. Under the terms of the Earnout Note, we agree to pay these stockholders on or before June 30, 2007, the lesser of (i) the amount of $3 million, or (ii) the sum of the product of 3.12 times Trussco’s average annual EBITDA (earnings before interest, taxes, depreciation and amortization) for the 36-month period ending December 31, 2006, less the sum of $9 million, plus the long-term and former stockholder debt existing as of June 30, 2004 of Trussco that we assumed, which totaled $1.5 million. At September 30, 2005, no amounts have been accrued under the terms of the Earnout Note as no amounts are owed.

On May 18, 2005, we entered into early Debt Extinguishment Agreements on $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note more fully described in Note 3 of our September financial statements contained herein. Under the terms of the Debt Extinguishment Agreements, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note, we agreed to (i) immediately issue 0.2 million shares of our common stock; and, (ii) pay certain holders of the Stockholder Notes $1.0 million on or before August 16, 2005, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note. At September 30 2005, the Company has a $2.0 million contingent Earnout Note payable, none of which had been earned.

Contractual Debt Obligations

We have the following contractual debt obligations as of September 30, 2005:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	After 3 Years
Long-term debt	$15,630	$1,893	$6,621	$7,116
Capital lease obligations	1,766	1,341	369	56
Line of credit	2,574	2,574	—	—
Subordinated notes	994	337	657	—
Subordinated notes – former stockholders	1,000	—	1,000	—
Insurance notes	2,049	2,049	—	—

	$24,013	$8,194	$8,647	$7,172

We have the following operating lease commitments as of September 30, 2005:

	Payments due by period ended September 30,
	2006	2007	2008
Operating leases	$225	$140	$87

We believe that cash flow generated from operations in 2005 will be sufficient to fund our working capital needs, satisfy our debt service requirements and contractual commitments, and fulfill our un-financed capital expenditure needs for at least the next 12 months.

Off Balance Sheet Arrangements

We currently have no off balance sheet arrangements.

Recently Issued Unimplemented Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (as amended, “SFAS No. 123(R)”). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim reporting period for fiscal years beginning after December 15, 2005. We are in the process of determining the impact of the requirements of SFAS No. 123(R). We believe it is likely that the financial statement impact from the implementation of the requirements of SFAS No. 123(R) will significantly impact our future results of operations and we continue to evaluate it to determine the degree of significance.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” “Accounting for Nonmonetary Transactions” (“SFAS No. 153”). SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. It addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 is expected to have no impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 30” (“SFAS No. 154”). This statement changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is expected to have no effect on our consolidated financial statements.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Our consolidated financial statements for the year ended December 31, 2002 were audited by Ernst & Young. On August 11, 2003, we dismissed Ernst & Young as our independent public accountants and on August 11, 2003 engaged Fitts Roberts & Co., P.C. (“Fitts Roberts”) as our independent public accountants for the fiscal year ending December 31, 2003. These actions were approved by our Board of Directors.

Our consolidated financial statements for the year ended December 31, 2003 were audited by Fitts Roberts. On July 12, 2004, we dismissed Fitts Roberts as our independent public accountants. On July 12, 2004, we engaged BDO Seidman, LLP (“BDO”) as our independent public accountants. These actions were approved by our Board of Directors.

BDO resigned on February 17, 2005, prior to commencement of work on the audit of our consolidated financial statements for the year ended December 31, 2004. On February 24, 2005, we engaged Pannell Kerr Forster of Texas, P.C. (“PKF”) as our independent accountants to audit our consolidated financial statements for the year ended December 31, 2004. The decision to engage PKF as our independent accountants was made by the Audit Committee of our Board of Directors.

BDO reviewed our consolidated financial statements during the quarters ended June 30, 2004 and September 30, 2004. BDO did not provide a report on our financial statements for either of the past two years nor did we consult with them on any matters.

During the period beginning July 12, 2004 through the date of their resignation, there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused it to make reference to the subject matter of the disagreements.

During the period beginning July 12, 2004 through the date of BDO’s resignation, there were no reportable events as defined in Item 304 (a) (1) (v) of Regulation S-K requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K. As used herein, the term “reportable event” means any of the items listed in paragraphs (a) (1) (v) (A)-(D) of Item 304 of Regulation S-K.

During the two-year period ended December 31, 2004 and the subsequent interim period prior to PKF’s engagement, neither we nor anyone on our behalf has consulted with PKF regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that PKF concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk due to changes in interest rates, primarily in the United States. Our policy is to manage interest rates through the use of a combination of fixed and floating rate debt. We currently do not use any derivative financial instruments to manage our exposure to interest rate risk. The table below provides information about the future maturities of principal for outstanding debt instruments at September 30, 2005 subject to interest rate risk. All instruments described are non-traded instruments and approximated fair value.

	September 30,
	2006	2007	2008	2009	Thereafter
	(dollars in thousands)
Long-term debt:
Fixed Rate	$389	$1,406	$334	$26	$108
Average interest rate	7.91%	5.82%	7.75%	8.00%	8.00%
Variable Rate	$1,841	$1,843	$2,516	$2,155	$7,006
Average interest rate	10.13%	10.12%	10.83%	11.73%	11.16%
Short-term debt:
Fixed Rate	$2,049	—	—	—	—
Average interest rate	4.60%	—	—	—	—
Variable Rate	$2,574	—	—	—	—
Average interest rate	8.75%	—	—	—	—

Interest Rate Exposure

Our exposure to changes in interest rates primarily results from our long-term debt with both fixed and floating interest rates. The debt on our consolidated financial statements at December 31, 2004 with fixed interest rates totals $35.8. At December 31, 2004, 9% of our consolidated long-term debt was subject to variable interest rates. The detrimental effect of a hypothetical 100 basis point increase in interest rates would be to increase net loss before provision for income taxes by approximately $0.1 million for the year ended December 31, 2004.

Our exposure to changes in interest rates primarily results from our long-term debt with both fixed and floating interest rates. The debt on our consolidated financial statements at September 30, 2005 with fixed interest rates totals $4.3 million. At September 30, 2005, 81% of our consolidated long-term debt was subject to variable interest rates. The detrimental effect of a hypothetical 100 basis point increase in interest rates would be to increase net loss before provision for income taxes by approximately $0.1 million for the nine months ended September 30, 2005. For more information, please read the consolidated financial statements and notes thereto included herein.

Foreign Currency Risks

We transact 100% of our business in U.S. dollars, thus we are not subject to foreign currency exchange risks.

Business and Properties

General

OMNI Energy Services Corp. is an integrated oilfield service company specializing in providing a range of (i) onshore seismic drilling, operational support, permitting, survey and helicopter support services to geophysical companies operating in logistically difficult and environmentally sensitive terrain and (ii) dock-side and offshore non-hazardous oilfield waste management and environmental cleaning services, including tank and vessel cleaning and safe vessel entry, for oil and gas companies operating in the Gulf of Mexico. See our website at www.omnienergy.com for more information about the Company and recent events.

Seismic Drilling. The principal market of our Seismic Drilling division is the marsh, swamp, shallow water and contiguous dry land areas along the Gulf Coast (the “Transition Zone”), primarily in Louisiana and Texas, where we are a leading provider of seismic drilling support services. In 1997, we commenced operations in the mountainous regions of the western United States, and in 2003 we initiated seismic drilling activities in various Transition Zone regions of Mexico.

We own and operate a fleet of specialized seismic drilling and transportation equipment for use in the Transition Zone. We believe we are the only company that currently can both provide an integrated range of seismic drilling, permitting, survey and helicopter support services in all of the varied terrain of the Transition Zone and simultaneously support operations for multiple, large-scale seismic projects. In 2002, we acquired all of the assets of AirJac Drilling, a division of Veritas Land DGC. With this acquisition, we became the largest domestic provider of seismic drilling support services to geophysical companies.

Environmental Services. We provide dock-side and offshore non-hazardous oilfield waste management and environmental cleaning services, including drilling rig, tank and vessel cleaning, safe vessel entry, naturally occurring radioactive material (“NORM”) decontamination, platform abandonment services, pipeline flushing, gas dehydration, and hydro blasting.

Demand for our dock-side vessel and tank cleaning and non-hazardous waste treatment businesses are primarily driven by drilling and well-site abandonment activity in the shallow waters of the Gulf of Mexico, as reflected by the drilling rig count. Much of the cleaning and waste treatment is from residual waste created in the drilling process.

We were founded in 1987, as OMNI Drilling Corporation, to provide drilling services to the geophysical industry. In July 1996, OMNI Geophysical, L.L.C. acquired substantially all of the assets of OMNI Geophysical Corporation, the successor to the business of OMNI Drilling Corporation. We were formed as a Louisiana corporation on September 11, 1997 to acquire all of the outstanding common units of OMNI Geophysical, L.L.C.

Industry Overview

Seismic drilling. Seismic data generally consists of computer-generated three-dimensional (“3-D”) images or two-dimensional (“2-D”) cross sections of subsurface geologic formations and is used in the exploration of new hydrocarbon reserves and as a tool for enhancing production from existing reservoirs. Onshore seismic data is acquired by recording subsurface seismic waves produced by an energy source, usually dynamite, at various points (“source points”) at a project site. Historically, 2-D surveys were the primary technique used to acquire seismic data. However, advances in computer technology have made 3-D seismic data, which provides a more comprehensive geophysical image, a practical and capable oil and gas exploration and development tool. 3-D seismic data has proven to be more accurate and effective than 2-D data at identifying potential hydrocarbon-bearing geological formations. The use of 3-D seismic data to identify locations to drill both exploration and development wells has improved the economics of finding and producing oil and gas reserves, which in turn has created increased demand for 3-D seismic surveys and seismic support services.

Oil and gas companies generally contract with independent geophysical companies to acquire seismic data. Once an area is chosen for seismic analysis, permits and landowner consents are obtained, either by us, by the geophysical company or by special permitting agents. The geophysical company then determines the layout of the source and receiving points. For 2-D data, the typical configuration of source and receiving points is a straight line with a source point and small groups of specialized sensors (“geophones”) or geophone stations placed evenly every few hundred feet along the line. For 3-D data, the configuration is generally a grid of perpendicular lines spaced a few hundred to a few thousand feet apart, with geophone stations spaced evenly every few hundred feet along one set of parallel lines, and source points spaced evenly every few hundred feet along the perpendicular lines. This configuration is designed by the geophysical company to provide the best imaging of the targeted geological structures while taking into account surface obstructions such as water wells, oil and gas wells, pipelines and areas where landowner consents cannot be obtained. A survey team then marks the source points and geophone locations, and the source points are drilled and loaded with dynamite.

After the source points have been drilled and loaded and the network of geophones and field recording boxes deployed over a portion of the project area, the dynamite is detonated at a source point. Seismic waves generated by the blast move through the geological formations under the project area and are reflected by various subsurface strata back to the surface where they are detected by geophones. The signals from the geophones are collected and digitized by recording boxes and transmitted to a central recording system. In the case of 2-D data, the geophones and recording devices from one end of the line are then shuttled, or “rolled forward,” to the other end of the line and the process is repeated. In the case of 3-D data, numerous source points, typically located between the first two lines of a set of three or four parallel lines of geophone stations, are activated in sequence. The geophone stations and recording boxes from the first of those lines are then rolled forward to form the next line of geophone stations. The process is repeated, moving a few hundred feet at a time, until the entire area to be analyzed has been covered.

After the raw seismic data has been acquired, it is sent to a data processing facility. The processed data can then be manipulated and viewed on computer workstations by geoscientists to map the subsurface structures to identify formations where hydrocarbons are likely to have accumulated and to monitor the movement of hydrocarbons in known reservoirs. Domestically, seismic drilling and survey services are typically contracted to companies, such as OMNI, as geophysical companies have found it more economical to outsource these services and focus their efforts and capital on the acquisition and interpretation of seismic data.

Environmental Services. We provide specialized environmental cleaning and maintenance equipment and trained personnel to oil and gas companies operating in the Gulf Coast region of the United States. We also assist production operators in the maintenance and replacement of anodes, mist extractors, valves, glycol systems, chemical electric units and fire tubes. Our customer list includes more than 225 major and independent oil and gas companies operating in the Gulf of Mexico, but no single customer accounts for more than 10% of this business unit’s revenues. The demand for our environmental services is directly impacted by offshore drilling and production activity in the Gulf of Mexico. Our dock side services are dependent upon the movement of vessels from offshore production platforms or drilling rigs which operate twenty-four hours a day, seven days a week, 365 days a year.

We charge for our environmental services on a time and materials basis. Our ability to successfully secure and maintain future environmental services for our customers is dependent upon our ability to provide quick, safe and efficient maintenance and cleaning services at a competitive price. Project backlogs are maintained for NORM decontamination, abandonment and decommissioning and scheduled offshore maintenance.

Description of Operations

We provide an integrated range of services including (i) onshore seismic drilling, operational support, permitting, and surveying to geophysical companies operating in logistically difficult and environmentally sensitive terrain in the United States and (ii) dock-side and offshore non-hazardous oilfield waste management and environmental cleaning services, including tank and vessel cleaning and safe vessel entry for oil and gas companies operating in the Gulf of Mexico.

Seismic drilling. Our primary activity is the drilling and loading of source points for seismic analysis. Once the geophysical company has plotted the various source points and a survey crew has marked their locations, our drill crews are deployed to drill and load the source points.

In the Transition Zone, we use water pressure rotary drills mounted on various types of vehicles to drill the source holes. The nature, accessibility and environmental sensitivity of the terrain surrounding the source point determine the type of vehicle used. Transition Zone source holes are generally drilled to depths of 40 to 180 feet, depending on the nature of the terrain and the needs of the geophysical company, using ten-foot sections of drill pipe, which are carried with the drilling unit. Our Transition Zone vehicles are typically manned with a driver and one or two helpers. The driver is responsible for maneuvering the vehicle into position and operating the drilling unit, while the helper sets and guides the drill into position, attaches the drilling unit’s water source, if drilling in dry areas, and loads the drill pipe sections used in the drilling process. Once the hole has been drilled to the desired depth, it is loaded with dynamite, which is carried onboard our vehicles in special containers. The explosive charge is set at the bottom of the drill hole and then tested to ensure that the connection has remained intact. Once the charge has been tested, the hole is plugged in accordance with local, state and federal regulations and marked so that the geophysical company can identify it for detonation at a later date. This process is repeated throughout the survey area until all source points have been drilled and loaded.

In seismic rock drilling, we use compressed air rotary/hammer drills to drill holes that are typically shallower than Transition Zone holes. Rock drills are manned by a two-man or three-man crew and are transported to and from locations by hand, surface vehicle or helicopter. Once the hole has been drilled to the desired depth, it is loaded with explosives, which are delivered to the job site in an explosive magazine carried by hand, vehicle or helicopter.

Operational support. We are able to coordinate a variety of related services to customers performing 3-D seismic data acquisition projects that produce significant economies of scale and value. Our substantial base of experience gained from years of work supporting 3-D seismic projects enables us to provide significant pre-job planning information to the customer during job design analysis. Typical 3-D seismic data acquisition projects in the field involve large amounts of equipment, personnel and logistics coordination. Coordination of movements between permitting, drilling, survey and recording crews is of critical importance to timely, safe and cost effective execution of the job. We have a pool of senior field supervisors, who have broad seismic industry experience and are able to coordinate the activities of drill crews, permit agents and survey teams with the recording crews to achieve improved results. These personnel also have the ability to recommend changes to the customer field representatives in the manner of executing the job in the field to improve performance and reduce costs. By having the ability to perform significant field coordination, we are able to streamline field decision making and information flow and reduce customer overhead costs that otherwise would be required to perform these supervisory tasks. We also have one of the industry’s leading Health, Safety and Environmental (“HSE”) programs. The involvement of our experienced personnel monitoring HSE field practices greatly reduces customer involvement in this area. By offering the only integrated combination of seismic drilling, permit acquisition, seismic survey and operational support, in addition to an equipment fleet that is one of the largest in terms of number of units and most diverse in the industry, we provide significant operational advantages to the customer.

Permitting. We maintain a “Geophysical Permit Acquisition Division.” Our staff of contract permit agents first conducts research in public land title records to determine ownership of the lands located in the seismic projects. The permit agents then contact, negotiate and acquire permits and landowner consents for the survey, drilling and recording crews to conduct their operations. Throughout the seismic data acquisition process, the permit agents assist the crews in the field with landowner relations and permit restrictions in order to reduce field-crew downtime for noncompliance with landowner requests. Our permit services are enhanced with the assistance of a proprietary database software program specifically designed for efficient management of seismic projects.

Survey. Once all permits and landowner consents for a seismic project have been obtained and the geophysical company has determined the placement of source and receiving points, contract survey crews are sent into the field to plot each source and receiving point prior to drilling. We employ both GPS (global positioning satellite) equipment, which is more efficient for surveying in open areas, and conventional survey equipment, which is generally used to survey wooded areas. We have successfully integrated both types of equipment in order to complete projects throughout the varied terrain of the Transition Zone and elsewhere. In addition, the contract survey crews have access to our extensive fleet of specialized transportation equipment, as opposed to most other survey companies, which must rent this equipment.

Fabrication and maintenance. At our Carencro facilities, we perform all routine repairs and maintenance for our Transition Zone and highland drilling equipment. We design and fabricate aluminum marsh all terrain vehicles (ATV’s), a number of our support boats and pontoon boats, and the drilling units we use on all of our Transition Zone equipment. We purchase airboats directly from the manufacturer and then modify the airboats to install the drilling equipment. We have also designed and built a limited number of highland drilling units by installing our drilling equipment on tractors bought directly from the manufacturer. We also fabricate rock-drilling equipment and have the capability of fabricating other key equipment, such as swamp ATV’s. Because of our ability to fabricate and maintain much of our equipment, we do not believe that we are dependent on any one supplier for our drilling equipment or parts.

Environmental services. We are an environmental and maintenance service contractor working primarily for onshore and offshore oil and gas companies. Our environmental services unit (Trussco, Inc.) provides equipment and personnel to perform environmental cleaning services including drilling rig, tank and vessel cleaning, NORM decontamination, platform abandonment services, pipeline flushing, hydro blasting and gas dehydration services. We operate in the onshore, dockside and offshore regions of the Gulf of Mexico where we are considered to be the leading provider of such environmental services. Our cleaning operations are performed at six locations along the Louisiana Gulf Coast.

Facilities and Equipment

Facilities. Our corporate headquarters is located on 34 acres of land situated in Carencro, Louisiana. The building was constructed in 1998 and provides approximately 20,000 square feet of office space. It is located adjacent to our primary repair and maintenance facilities. Our environmental units operate from land and dock-side bases located along the Louisiana Gulf Coast.

Seismic drilling facilities. Our primary fabrication and maintenance facilities are situated in two buildings located adjacent to our corporate headquarters. The buildings, also constructed in 1998, provide approximately 32,000 square feet of covered maintenance and fabrication space.

Environmental services facilities. The primary executive offices for our Environmental Services Unit are located in the Carencro, Louisiana facility. Our primary operations and offshore cleaning support facility is located in Abbeville, Louisiana. We maintain six leased facilities along the Louisiana Gulf Coast to support our cleaning and maintenance operations. These locations include Cameron, Intracoastal City, Morgan City, Fourchon and Venice, Louisiana. Fourchon is Louisiana’s largest and busiest deep water port. Our NORM decontamination site is located in a separate facility also in Intracoastal City, Louisiana.

Transition zone transportation and drilling equipment. Because of the varied terrain throughout the Transition Zone and the prevalence of environmentally sensitive areas, we employ a wide variety of drilling vehicles. We believe that we are the only company currently operating in the Transition Zone that owns and operates all of the following types of equipment:

Types of Equipment	Number of Units as of September 30, 2005
Highland Drilling Units (1)	75
Water Buggies	60
Aluminum Marsh ATV’s	23
Stainless Steel Marsh ATV’s (2)	8
Airboat-Drilling Units	40
Swamp ATV’s	30
Pullboats	21
Pontoon Boats	15
Jack-Up Rigs	1
Skid-Mounted Drilling Units(3)	20
Heli-portable and Seismic Rock Drilling Equipment	20

(1)	Sixteen of these drilling units are currently dedicated to seismic rock drilling operations outside of the Transition Zone.

(2)	This equipment is currently held for sale (see Note 2 “Property, Plant and Equipment” to the accompanying June financial statements included herein).

(3)	One of these drilling units is currently located outside of the Transition Zone.

Because of our extensive fleet of Transition Zone transportation and seismic drilling equipment, much of which we fabricated, we believe that we are the only company that currently can provide an integrated range of seismic drilling and survey services in all of the varied terrain of the Transition Zone and simultaneously support operations for multiple, large-scale seismic projects.

Highland drilling units and water buggies. We currently own and operate 75 highland drilling units for seismic drilling in dry land areas, 16 of which are currently dedicated to our seismic rock drilling operations outside of the Transition Zone. These units generally consist of a tractor-like vehicle with a drilling unit mounted on the rear of the vehicle. This highland drilling unit can be driven over land from point to point and is accompanied by a unit referred to as a “water buggy” (of which we own 60) that carries water required for water pressure rotary drills. This type of vehicle is used around the world for this type of terrain.

Marsh ATV’S. The environmentally sensitive wetlands along the U.S. Gulf Coast contain water grasses on dry land and in shallow water and areas mixed with open water are referred to as marsh areas. When there is a minimum amount of water in these areas, marsh ATV’s, which are amphibious vehicles supported by pontoons that are surrounded by tracks, are used to provide seismic drilling services. The pontoons enable the marsh ATV to float while the tracks propel the vehicle through the water and over dry marsh areas. Each marsh ATV is equipped with a drilling unit and a backhoe for digging a small hole to collect water necessary for drilling.

Some marsh areas have sufficient surrounding water to support drilling without an external water source, but often water must be pumped into the area from a remote water source or a portable supply must be carried by the marsh ATV.

We own and operate 31 marsh ATV’s, of which eight are made of stainless steel and 23 are made of aluminum. All of the stainless steel marsh ATV’s are currently held for sale. The aluminum ATV’s are lighter than steel vehicles and are specifically designed for the environmentally sensitive areas typically found in marsh terrain. Landowner consents will often require the use of aluminum ATV’s in an effort to reduce the environmental impact of seismic drilling. The aluminum marsh ATV is the most widely accepted marsh vehicle for drilling operations in all Louisiana’s state and federal refuges. We fabricated our own aluminum marsh ATV’s at our facilities in Carencro, Louisiana.

Airboat drilling units. We own and operate 40 airboat-drilling units. An airboat-drilling unit consists of a drilling unit fabricated and installed on a large, three-engine airboat. Because of their better mobility, airboat-drilling units are used in shallow waters and all marsh areas where sufficient water is present.

Swamp ATV’S and pullboats. Wooded lowlands typically covered with water are referred to as the “swamp areas” of the Transition Zone. Our swamp ATV’s are used to provide drilling services in these areas. Swamp ATV’s are smaller, narrower versions of the marsh ATV’s. The smaller unit is needed in swamp areas due to the dense vegetation typical in this terrain. Because of its smaller size, the swamp ATV uses a skid-mounted drilling unit installed in a pullboat, a non-motorized craft towed behind the swamp ATV. We own and operate 30 swamp ATV’s and 21 pullboats. Swamp ATV’s are also used in connection with survey operations in swamp areas.

Pontoon boats. We own and operate 15 pontoon boats that are used in shallow or protected inland bays and lakes and shallow coastal waters. Each pontoon boat uses a skid-mounted drilling unit installed on board.

Jack-up rigs. When a seismic survey requires source points to be drilled in deeper inland bays or lakes or in deeper coastal waters, we use jack-up rigs equipped with one of our skid-mounted drilling units. Seismic activity in water deeper than approximately 20 feet is generally conducted by using offshore seismic techniques that do not include the drilling and loading of source points. We currently have one jack-up rig.

Skid-mounted drilling units. A skid-mounted drilling unit is a drilling unit mounted on I-beam supports, which allows the drilling unit to be moved easily between pullboats, pontoon boats, jack-up rigs and other equipment we operate based on customer needs. We manufacture our skid-mounted drilling units at our facilities in Carencro, Louisiana and we own 20 of these units, one of which is located outside of the Transition Zone.

Heli-portable and seismic rock drilling equipment. We have 20 heli-portable and man-portable drilling units dedicated to seismic rock drilling. We also have the ability to manufacture our own heli-portable and man-portable seismic rock-drilling units, and often export and provide servicing of heli-portable and man-portable drilling units.

Miscellaneous. We own and operate 88 single engine airboats and 21 outboard powered boats, which we use to ferry personnel and supplies to locations throughout the Transition Zone. We also maintain a fleet of five tractor-trailer trucks and numerous other trucks, trailers and vehicles to move our equipment and personnel to projects throughout the Transition Zone.

Environmental equipment. The following table sets forth the type and quantity of our key equipment operated by our Environmental division.

Types of Equipment	Number of units as of September 30, 2005
Offshore Tool House Cleaning Packages	8
Offshore Skid Cleaning Packages	7
Dockside & Land Tank Cleaning Packages	9
Air Compressors	33
Steam / Degas Generators	4
Liquid Vacuum Truck (60BBL)	2
Wet / Dry Vacuum Truck (80BBL)	3
Trailer Mounted Vacuum Units	2
Water Blasters (10K - 40K)	4
15 BBL Cutting Boxes (Disposal)	19
NORM Pipe Decontamination System	1

Materials and Equipment

The principal materials and equipment used in our seismic drilling operations, which include drills, heli-portable and man-portable drills, drill casings, drill bits, engines, gasoline and diesel fuel, dynamite, aluminum and steel plate, welding gasses, trucks and other vehicles, are currently in adequate supply from many sources. We do not depend upon any single supplier or source for such materials.

Environmental cleaning equipment and materials such as compressors, pressure washers, diaphragm pumps, electric generators, water blasters, vacuum trucks, hoses, personnel protection equipment, and cleaning agents are readily available from many sources throughout the Gulf of Mexico Region. We do not depend upon any single supplier or source for such materials.

Safety and Quality Assurance

We maintain a stringent safety assurance program to reduce the possibility of accidents. Our Quality, Health, Safety and Environmental (“QHSE”) department establishes guidelines to ensure compliance with all applicable state and federal safety regulations and provides training and safety education through orientations for new employees, which include first aid and CPR training. Our QHSE manager reports directly to our Chief Executive Officer and supervises five HSE field advisors and one instructor who provides Occupational Safety and Health Act (“OSHA”) mandated training. We believe that our safety program and commitment to quality are vital to attracting and retaining customers and employees.

Each drilling crew is supervised at the project site by a field supervisor and, depending on the project’s requirements, an assistant supervisor and powderman who is in charge of all explosives. For large projects or when required by a customer, a separate advisor from our QHSE department is also located at the project site. Management is provided with daily updates for each project and believes that our daily review of field performance together with the on-site presence of supervisory personnel helps ensure high quality performance for all of our projects.

Environmental employees work in many facilities, most of which have site specific requirements. Our crews attend pre-job meetings to formulate job specific work plans. These plans are monitored & audited by our supervisors and in-house QHSE Advisors.

We have implemented an extensive training program that provides for these adverse conditions. Our employee training is conducted in accordance with federal, state, customer, and company requirements.

Customers, Marketing and Contracting

Customers. Historically, our customers have primarily been geophysical companies, although in many cases the oil and gas company participates in determining which drilling, permitting or survey company will be used on our seismic projects. A few customers have historically generated a large portion of our seismic drilling revenue. For example, our largest customers (those which individually accounted for more than 10% of revenue in a given year, listed alphabetically) collectively accounted for 84% (Veritas DGC and Western Geophysical), 71% (Quantum Geophysical, Seismic Exchange and Veritas DGC), and 50% (PGS, Quantum Geophysical, Seismic Exchange and Veritas DGC) of revenue for fiscal 2002, 2003 and 2004, respectively, all of which relate to the drilling division. While we expect oil and gas companies utilizing our environmental services will eventually comprise a greater share of our revenue base, we currently derive a significant amount of our revenue from a small number of large geophysical companies and independent oil and gas operators. Our loss of one of these significant customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business and operations.

The majority of our customers are engaged in the oil and gas industry. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economics and industry conditions. We do not generally require collateral in support of trade receivables, but we do maintain reserves for credit losses. Actual losses have historically been within expectations.

Marketing. Our Seismic Drilling services have traditionally been marketed by our principal executive officers. We believe that this marketing approach helps us preserve long-term relationships established by our executive officers. Even as our geographical and service capabilities expand, we intend to continue implementing these marketing efforts in both the Transition Zone and in the Rocky Mountain region from our principal offices in Carencro, Louisiana.

Our Environmental Services are marketed from offices in Louisiana. We market our Environmental Services in Louisiana and Texas using eight sales representatives - five dockside and three corporate.

Contracting – Seismic drilling. We generally contract with our customers for seismic drilling services on a unit-price basis, either on a “per hole” or “per foot” basis. These contracts are often awarded after a competitive bidding process. We price our contracts based on detailed project specifications provided by the customer, including the number, location and depth of source holes and the project’s completion schedule. As a result, we are generally able to make a relatively accurate determination prior to pricing a contract of the type and amount of equipment required to complete the contract on schedule.

Because of unit-price contracting, we sometimes bear a portion of the risk of production delays that are beyond our control, such as those caused by adverse weather. We often bill the customer standby charges if our operations are delayed due to delays in permitting or surveying or for other reasons within the customer’s control.

Contracting – permitting services. We contract with our customers for permitting services on a day rate or per project basis. Under the per project basis, revenue is recognized when certain percentages of the permitting process are completed. Contracts are often awarded to us only after competitive bidding. In the case of the per project basis, we determine the price after we have taken into account such factors as the number of permit agents, the number of permits and the detailed project specification provided by the customer.

Contracting – survey services. We contract with our customers for seismic survey services on a day rate or per mile basis. Under the per mile basis, revenue is recognized when the source or receiving point is marked by one of our survey crews. Contracts are often awarded to us only after competitive bidding. In each case, the price is determined after we have taken into account such factors as the number of surveyors and other personnel, the type of terrain and transportation equipment, and the precision required for the project based on detailed project specifications provided by the customer.

Contracting – environmental services. We generally bill for our environmental cleaning and maintenance services on a time and materials basis. Our customer list includes more than 225 major and independent oil and gas companies operating in the Gulf of Mexico. Our success in securing projects is often dependent on our ability to immediately provide personnel that operate in a quick, safe and efficient manner at a competitive price.

Competition

Seismic drilling. The principal competitive factors for seismic drilling services are price and the ability to meet customer schedules, although other factors including safety, capability, reputation and environmental sensitivity are also considered by customers when deciding upon a provider of seismic drilling services. We have a limited number of competitors in the Transition Zone and numerous competitors in the highland areas in which we operate. We believe that no other company operating in the Transition Zone owns a fleet of Transition Zone seismic drilling equipment as varied or as large as ours. Our extensive and diverse equipment base allows us to provide drilling services to our customers throughout the Transition Zone with the most efficient and environmentally appropriate equipment. We believe there are numerous competitors offering rock and heli-portable drilling in the Rocky Mountain region and internationally.

Permitting services. Our competitors include a number of larger, well-established companies with a number of permit agents comparable to us.

Survey services. Our competitors include a number of larger, well-established companies with a number of crews comparable to us.

Environmental services. We have several competitors offering identical environmental services to those offered by Trussco. Some of these competitors are larger and have more financial resources than we have available. Our ability to compete effectively is dependent upon our ability to have personnel available when needed at competitive prices.

Seasonality and Weather Risks

Seismic drilling. Our Seismic Drilling operations are subject to seasonal variations in weather conditions and daylight hours. Since our activities take place outdoors, the average number of hours worked per day, and therefore the number of holes drilled or surveyed per day, generally is less in winter months than in summer months, due to an increase in rainy, foggy and cold conditions and a decrease in daylight hours. Furthermore, demand for seismic data acquisition activity by oil and gas companies at the end of the fourth quarter and in the first quarter is generally lower than at other times of the year. As a result, our revenue and gross profit during the fourth quarter and the first quarter of each year are typically lower than the second and third quarters for this business unit. Operations may also be affected by the rainy weather, lightning, hurricanes and other storms prevalent along the Gulf Coast throughout the year and by seasonal climatic conditions in the Rocky Mountain area. In addition, prolonged periods of dry weather result in slower drill rates in marsh and swamp areas as water in the quantities needed to drill is more difficult to obtain and equipment movement is impeded. Adverse weather conditions and dry weather can also increase maintenance costs for our equipment and decrease the number of vehicles available for operations.

Backlog

Our backlog represents those seismic drilling and survey projects for which a customer has hired us and has scheduled a start date for the project. Projects currently included in our backlog are subject to termination or delay without penalty at the option of the customer, which could substantially reduce the amount of backlog currently reported. Backlog levels vary during the year depending on the timing of the completion of certain contracts and when we are awarded new contracts.

As of September 30, 2005, our backlog was approximately $31.0 million compared to $33.0 million at December 31, 2004. The backlog includes seismic drilling and survey projects in the Transition Zone in addition to seismic rock drilling projects. Our permitting and environmental divisions, historically, have not measured backlog due to the nature of our business and our contracts, which are generally cancelable by either party with thirty days written notice.

Governmental Regulation

Seismic drilling. Our operations and properties are subject to and affected by various types of governmental regulations, including laws and regulations governing the entry into and restoration of wetlands, the handling of explosives and numerous other federal, state and local laws and regulations. To date, our cost of complying with such laws and regulations has not been material, but because such laws and regulations are changed frequently, it is not possible for us to accurately predict the cost or impact of such laws and regulations on our future operations.

Furthermore, we depend on the demand for our services by the oil and gas industry and are affected by tax legislation, price controls and other laws and regulations relating to the oil and gas industry in general. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in our areas of operations for economic, environmental or other policy reasons would adversely affect our operations by limiting the demand for our services. We cannot determine to what extent our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Explosives. Because we load with dynamite the holes that are drilled, we are subject to various local, state and federal laws and regulations concerning the handling and storage of explosives and are specifically regulated by the Bureau of Alcohol, Tobacco and Firearms of the U.S. Department of Justice and the Department of Homeland Security. We must take daily inventories of the dynamite and blasting caps that we keep for our seismic drilling and are subject to random checks by state and federal officials. We are licensed by the Louisiana State Police as an explosives handler. Any loss or suspension of these licenses would result in a material adverse effect on our results of operations and financial condition. We believe that we are in compliance with all material laws and regulations with respect to our handling and storage of explosives.

Environmental. Our operations and properties are subject to a wide variety of increasingly complex and stringent federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. In addition, certain areas where we operate are federally protected or state protected wetlands or refuges where environmental regulation is particularly strict. These laws may provide for “strict liability” for damages to natural resources and threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our acts that were in compliance with all applicable laws at the time such acts were performed.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and similar laws provide for responses to and liability for releases of hazardous substances into the environment. Additionally, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes, and require public disclosure related to the use of various hazardous substances. Compliance with such environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. We believe that our facilities are in substantial compliance with current regulatory standards.

Worker safety. Laws and regulations relating to workplace safety and worker health, primarily Occupational Safety and Health Administration (“OSHA”) and regulations promulgated thereunder, govern our operations. In addition, various other governmental and quasi-governmental agencies require us to obtain certain permits, licenses and certificates with respect to our operations. The kind of permits, licenses and certificates required in our operations depend upon a number of factors. We believe that we have all permits, licenses and certificates necessary to the conduct of our existing business.

Insurance

Seismic drilling. Our operations are subject to the inherent risks of inland marine activity, heavy equipment operations and the transporting and handling of explosives, including accidents resulting in personal injury, the loss of life or property, environmental mishaps, mechanical failures and collisions. We maintain insurance coverage against certain of these risks, which we believe are reasonable and customary in the industry. We also maintain insurance coverage against property damage caused by fire, flood, explosion and similar catastrophic events that may result in physical damage or destruction to our equipment or facilities. All policies are subject to deductibles and other coverage limitations. We believe our insurance coverage is adequate. Historically, we have not experienced an insured loss in excess of our policy limits; however, there can be no assurance that we will be able to maintain adequate insurance at rates which we consider commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise.

Environmental services. Our operations involve a high degree of operational risk, particularly of personal injury and damage or loss of equipment. Failure or loss of our equipment could result in property damages, personal injury, environmental pollution and other damage for which we could be liable. We maintain insurance against risk that we believe is consistent with industry standards and required by our customers. Although we believe that our insurance protection is adequate and we have not experienced a loss in excess of our policy limits, we may not be able to maintain adequate insurance rates that we consider commercially reasonable, or ensure that our coverage will be adequate to cover all claims that may arise.

Employees

As of September 30, 2005, we had 289 employees, including 230 operating personnel and 59 corporate, administrative and management personnel. These employees are not unionized or employed pursuant to any collective bargaining agreement or any similar agreement. We believe our relations with our employees are generally good.

Management

Directors and Executive Officers of the Registrant

The following table sets forth, as of date of this Prospectus, certain information with respect to the Company’s directors and executive officers.

Name	Age	Position
James C. Eckert	55	Chairman of the Board, President and Chief Executive Officer
Edward E. Colson, III	55	Director
Michael G. DeHart	53	Director
Dennis R. Sciotto	52	Director
Richard C. White	48	Director
Barry E. Kaufman	67	Director
G. Darcy Klug	53	Executive Vice President
Shawn L. Rice	43	Vice President and General Manager of Trussco, Inc.

The following biographies describe the business experience of the directors and executive officers of the Company. Except as describe in “Executive Employment Agreements” below, all executive officers of the Company serve at the pleasure of the Board of Directors of the Company. The Articles of Incorporation provide that so long as at least 2,000 shares of Series C Preferred Stock remain outstanding, the holders of a majority of the Series C Preferred Stock, voting as a separate class to the exclusion of all other classes of the Company’s capital stock, shall be entitled to elect two directors to the Board to serve on the Board until their successors are duly elected by the holders of the Series C Preferred Stock or they are removed from office (with or without cause) by the holders of the Series C Preferred Stock. Except as set forth in the preceding sentence, directors are elected at the Company’s Annual Meeting of Stockholders and serve for a one year term or until their successors are elected and qualified or until their earlier resignation or removal in accordance with the Company’s Articles of Incorporation and Bylaws.

James C. Eckert has served as President, Chief Executive Officer and a Director of the Company since March 2001. From 1998 to 2000, Mr. Eckert served as Vice-President for Business Development of Veritas DGC Land, Inc. From 1992 to 1998, Mr. Eckert supervised the highland and transition seismic acquisitions of Veritas DGC Land, Inc. He served as President of GFS Company, a company that he co-founded in 1985, until its acquisition in 1992 by Digiton, Inc., a predecessor by merger to Veritas, Inc. Mr. Eckert graduated from the University of Southern Mississippi in 1971.

Edward E. Colson, III is a founder and co-owner of FF Properties, a real estate holding company created in 1988 that specializes in the acquisitions of commercial properties suitable for drive through restaurants. He is a co-creator of the Mexican restaurant chain (34 stores as of April 2005) named Muchas Gracias, prevalent in the Northwestern United States of America. Mr. Colson received a Bachelor of Science degree in Business Management from Long Beach State University, 1972. He is a past Director and founder of Pacific Mortgage Exchange, Inc. and is a past Director of Vista Sol High School in Torremolinos, Spain. Mr. Colson was elected to the Board by the holders of the Series C 9% Convertible Preferred Stock on June 13, 2005.

Michael G. DeHart is a Certified Public Accountant and has been employed as the President and Chief Investment Officer for Stuller Management Services, Inc., since June 2001. Prior to that, Mr. DeHart was a partner with the accounting firm Wright, Moore, DeHart, Dupuis and Hutchinson, L.L.C. He was a member of that firm’s management committee from 1998 to May 2001. Mr. DeHart received an M.B.A. from the University of Southwestern Louisiana and has been a director of the Company since November 2000. Mr. DeHart is Chairman of the Audit Committee.

Dennis R. Sciotto is a founder and co-owner of FF Properties, a real estate holding company created in 1988 which specializes in the acquisitions of commercial properties suitable for drive through restaurants. Prior to 1988, Mr. Sciotto was a restaurateur catering to the military installations in San Diego. In 1995, he co-created a Mexican restaurant chain (34 stores as of April 2005) named Muchas Gracias, prevalent in the Northwestern United States of America. Mr. Sciotto attended San Diego State University. Mr. Sciotto was elected to the Board by the holders of the Series C 9% Convertible Preferred Stock on June 13, 2005.

Richard C. White is the former President and Chief Executive Officer of NuTec Energy Services Inc. He held that position from October of 2001, until his retirement in September 2002. He was Chief Executive Officer of Veritas DGC Land, Inc. from January 2000 through June 2000. From 1995 until his retirement in October 1999, Mr. White served as President of Western Geophysical Company, as well as Senior Vice President of Western Atlas Inc. He also served as President of Baker Hughes Incorporated from August 1998 until October 1999. Prior to 1995, he held various other executive positions with

Western Geophysical Company, including Chief Operating Officer. Mr. White graduated from Bloomsberg University in 1978 and has been a director of the Company since March 2001. Mr. White is Chairman of the Compensation Committee.

Barry E. Kaufman is currently a Member of Silver Fox Advisors, Houston, Texas. Prior to joining Silver Fox Advisors, Mr. Kaufman practiced public accounting for more than 40 years. He is a Certified Public Accountant and was a partner in the Houston office of Grant Thornton LLP and prior to joining Grant Thornton, he was a partner and associate regional director with Deloitte & Touche (formerly Touche, Ross and Company). Mr. Kaufman was appointed to the Board of Directors effective October 1, 2005.

G. Darcy Klug was promoted to the position of Executive Vice President in March 2004. He joined the Company as its Chief Financial Officer in May 2001, after being involved in private investments since 1987. Between 1983 and 1987, Mr. Klug held various positions with a private oil and gas fabrication company, including the position of Chief Operating Officer and Chief Financial Officer. Prior to 1983, he held various financial positions with Galveston-Houston Company, a manufacturer of oil and gas equipment listed for trading on the New York Stock Exchange. Between 1973 and 1979, he was a member of the audit staff of Coopers & Lybrand (now PricewaterhouseCoopers LLP).

Shawn L. Rice was promoted to the position of Vice President and General Manager of Trussco, Inc. in August 2005. He joined the Company as Vice President – QHSE (Quality, Health, Safety and Environmental) in 2004, after more than twenty years of international and domestic management experience with WesternGeco, a joint venture of Schlumberger and Baker Hughes. Since December 2000, Mr. Rice held the position of Vice President, QHSE for WesternGeco’s worldwide operations. In this capacity he developed and managed all aspects of WesternGeco’s QHSE structure, systems and programs for more than 16,000 employees. Prior to December 2000, Mr. Rice held various management positions with Western Geophysical, including Business Services Manager responsible for Human Resources, QHSE and training for more than 8,000 employees. He holds an engineering degree from Colorado School of Mines.

Compensation of Directors

Effective July 1, 2004, and retroactive to January 1, 2004, each non-employee director earns a retainer of $15,000 per year, paid quarterly. These payments were made in 2004 to Messrs. DeHart and White and also to Marshall G. Webb (who resigned from the Board on April 18, 2005), David A. Melman and Craig P. Rothwell for the first three quarters of 2004. The retainer for the fourth quarter of 2004 was paid in 2005. Messrs. Melman and Rothwell did not stand for re-election to the Board in 2005. Each non-employee director that serves on the Audit Committee receives an additional $5,000 per year, and $7,500 per year for being the Committee Chairman. Each non-employee director that serves on the Compensation Committee or the Corporate Governance Committee receives an additional $2,000 per year, and $3,000 per year for being the Committee Chairman. All retainers are paid quarterly.

In addition to the retainers that are paid to the Board and Committee members, the Company pays a fee of $500 per Committee member for each Committee meeting attended by such member. Each Board member will receive $2,500 for each Board meeting attended in person (not telephonically) and called by the Chairman of the Board and $1,000 for telephonic meetings.

Each person who becomes a non-employee director is granted an option to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date such person becomes a director.

Additionally, each year that the Plan is in effect and a sufficient number of shares of Common Stock are available thereunder, each person who is a non-employee director on the day following the annual meeting of the Company’s stockholders will be granted an option to purchase 5,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on such date. All such options become fully exercisable on the first anniversary of their date of grant and expire on the tenth anniversary thereof, unless the non-employee director ceases to be a director of the Company, in which case the exercise periods will be shortened. Messrs. DeHart, Melman, Rothwell and White received these earned options in 2004. Marshall Webb (who resigned on April 18, 2005) also received his earned options.

Executive Compensation

The following table sets forth all compensation information for the three years ended December 31, 2004, for the Company’s Chief Executive Officer and all other executive officers whose total annual salary and bonus exceeded $100,000 (collectively, the “Named Executive Officers”). No other executive officer of the Company had a total annual salary and bonus exceeding $100,000 during 2004.

SUMMARY COMPENSATION TABLE

	ANNUAL COMPENSATION						LONG -TERM COMPENSATION AWARDS		ALL OTHER COMPENSATION (1)

NAME AND PRINCIPAL POSITION	YEAR	SALARY			BONUS		NO. OF SHARES UNDERLYING OPTIONS/SARS GRANTED	NO. OF SHARES RESTRICTED STOCK AWARDS
James C. Eckert	2004		$203,500	(2)		$261,222	—	—		$79,200
President and Chief Executing Officer	2003 2002	$ $	150,000 113,750		$ $	— 91,625	60,000 —	200,000 —	$ $	— —

G. Darcy Klug Executive Vice President	2004 2003 2002	$ $ $	165,100 115,000 83,000	(2)	$ $ $	182,222 — 37,500	— 40,000 —	— 161,800 —	$ $ $	64,072 — —

(1)	Amounts paid in 2004 represent tax equalization payments paid in connection with certain restricted stock issued pursuant to the Restricted Stock Incentive Agreements more fully described herein.

(2)	Includes $20,833 each, of retroactive salary payments for the year ended December 31, 2003, but not paid until 2004 for Mr. Eckert and Mr. Klug.

2003 Restricted Stock Incentive Agreement

Effective December 1, 2003, we entered into Restricted Stock Incentive Agreements, as amended, with Messrs. Eckert and Klug for the award of 200,000 shares and 161,800 shares, respectively, under the terms and conditions of the Fifth Amended and Restated OMNI Energy Services Corp. Stock Option Plan (the “Plan”). Under the terms of the amended Restricted Stock Incentive Agreement, 25% of such shares vested and were issued immediately on the day following our 2004 Annual Stockholder Meeting and the additional 75% of such shares vested on November 30, 2004. Of the remaining vested but restricted shares, 50% were issued unrestricted on the day following our 2005 Annual Stockholder Meeting and 50% will be issued unrestricted on the day following the 2006 Annual Stockholder Meeting.

2004 Stock-Based Award Incentive Agreement

We also entered into Stock-Based Award Incentive Agreements (hereinafter “SBA”) with our executive officers on June 30, 2004. The SBA shall become computed and payable: (a) on the date of the Employee’s termination of employment (for any reason other than resignation or termination for cause), (b) 90 days after the executive’s death or disability or (c) upon a Change in Control. The executive managers were awarded 55% and 45%, respectively, of: (1) 10% of the fair market value (hereinafter “FMV”), defined as the average closing price per share on the Nasdaq National Market over the five prior trading days times the number of issued and outstanding shares of the Company, of a share of the Company’s common stock greater than or equal to $1.00 but less than $1.50, plus (2) 15% of the FMV of a share of the Company’s common stock greater than or equal to $1.50 but less than $2.50, plus (3) 20% of the FMV of a share of the Company’s common stock greater than or equal to $2.50 but less than $10.00, plus (4) 15% of the FMV of a share of the Company’s common stock greater than or equal to $10.00 but less than $20.00, plus (5) 10% of the FMV of a share of the Company’s common stock greater than or equal to $20.00. If no payments have been made, the right terminates on December 31, 2008 or upon termination of employment or resignation or cause, whichever occurs first. The intrinsic value of this award at was $1.4 million and $7.3 million at December 31, 2004 and September 30, 2005, respectively. No compensation expense has been recorded at December 31, 2004 and September 30, 2005 because the expense is contingent on future events, none of which are considered probable at December 31, 2004 and September 30, 2005. At this time, Mr. Eckert and Mr. Klug are the only executive officers participating in the SBA.

During 2004, no stock appreciation rights and no stock options were granted to executive officers.

Stock Option Holdings

The following table sets forth information, as of December 31, 2004, with respect to stock options held by the Named Executive Officers. None of the Named Executive Officers exercised any options to purchase Common Stock in 2004.

AGGREGATE OPTION VALUES AT YEAR END

	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT YEAR END (1)		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT YEAR END (2)
	EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
James C. Eckert	356,656	35,010	$389,736	$—
G. Darcy Klug	149,993	23,340	$315,281	$—

(1)	Does not include 128,205 shares of common stock for each of Messrs. Eckert and Klug issuable upon the conversion of the Series C Preferred Stock or 327,500 shares of common stock for each of Messrs. Eckert and Klug issuable upon the exercise of warrants issued in connection with the Series C Preferred Stock.

(2)	The closing sale price of the Common Stock on December 31, 2004 was $1.94 per share, as reported by the Nasdaq National Market.

Equity Compensation Plan Information

The following table gives information about the Company’s common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2004, including the Plan and the 1999 Stock Option Plan.

PLAN CATEGORY	(A) NUMBER OF SECURITIES TO BE ISSUED UPON THE EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(B) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMNS (A) & (B))	(D) TOTAL OF SECURITIES REFLECTED INCOLUMNS (A) & (C)
Equity Compensation Plans Approved by Stockholders	1,415,181	$2.65	1,084,819	2,500,000
Equity Compensation Plans Not Approved by Stockholders	69,578	$2.33	30,422	100,000

Total	1,484,759	$2.63	1,115,241	2,600,000

Executive Employment Agreements

Mr. Eckert and Mr. Klug have employment agreements with the Company that are in effect until December 31, 2008 with automatic extensions for additional, successive one year periods commencing January 1, 2009, unless either party gives notice of non-renewal as provided for under the terms of the employment contracts. Annual base salaries for Mr. Eckert and Mr. Klug are $200,000 and $165,000, respectively, effective April 1, 2004.

If the Company terminates either of Mr. Eckert’s or Mr. Klug’s employment without cause (except as provided in the Plan), then the Company shall, and only if and as long as Mr. Eckert or Mr. Klug (as applicable, “employee”) is not in breach of his obligations under the employment agreement, promptly pay or otherwise provide to employee, in addition to those amounts set forth in the Plan: (i) an amount equal to employee’s monthly annual base salary then in effect, payable semi-monthly and in accordance with the Company’s normal payroll practices, for a period equal to the lesser of thirty (30) months or the number of months remaining in the Initial Period or the Additional Period (both defined in the employment contract); (ii) an annual bonus calculated on a daily pro-rata basis to the bonus which would otherwise be payable under the Plan; and (iii) an amount in cash equal to the fair market value, on the date of termination of employment, of any vested, but restricted, shares granted employee and the amount of any non-vested stock-based award granted to employee on November 4, 2003 pursuant to the Incentive Agreement of even date therewith. The above payment operates as a full settlement of the Company’s obligations to employee under his employment agreement in the event of a termination without cause.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 9, 2005, unless otherwise indicated below, certain information regarding beneficial ownership of Common Stock by (i) each of the Named Executive Officers (as defined below in “Annual Compensation”), (ii) each director and nominee for director of the Company, (iii) all of the Company’s directors and executive officers as a group and (iv) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, all as in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise indicated, the Company believes that the stockholders listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such stockholders.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING COMMON STOCK
Dennis Sciotto 7315 El Fuerte Street Carlsbad, CA 92009	7,874,696	(1)	35.4%

Dennis R. Sciotto Family Trust	7,857,014	(2)	35.3%

Elliot Associates, L.P 712 Fifth Avenue 36th floor New York, NY 10019	1,982,594	(3)	12.8%

Portside Growth and Opportunity Fund Chrysler Center 666 Third Ave. 26th floor New York, NY 10017	934,834	(4)	6.1%

James C. Eckert	573,611	(5)	3.6%

Edward E. Colson, III	890,871	(6)	5.6%

Edward Colson, III Trust	888,871	(7)	5.6%

Michael G. DeHart	33,333	(8)	*

Richard C. White	31,666	(9)	*

G. Darcy Klug	914,720	(10)	5.7%

Shawn L. Rice	71,665	(11)	*

All directors, executive officers as a group (7 persons)	10,390,562	(12)	42.6%

*	Less than one percent.

(1)	Includes shares held by the Dennis R. Sciotto Family Trust referred to in note (2). Mr. Sciotto is the trustee for the Trust referred to in note (2). Also includes shared voting power with respect to 17,682 shares of common stock.

(2)	Includes sole voting power with respect to 7,810,860 shares of common stock (which includes (i) 1,948,718 shares issuable upon conversion of Series C 9% Convertible Preferred Stock, (ii) 4,978,000 shares issuable upon the exercise of warrants currently exercisable, and (iii) 96,923 shares issuable upon conversion of Series C 9% Convertible Preferred Stock dividends paid in kind).

(3)	Based on a filing made with the SEC reflecting ownership of common stock as of May 18, 2005. Of these shares, (i) 1,085,037 are held by Elliott Associates, L.P., (ii) 127,557 are held by Elliot International Capital Advisors Inc. and Elliot International, L.P., wholly-owned subsidiaries of Elliot Associates, L.P., 500,000 shares issued to Manchester Securities and 270,000 shares issuable upon the exercise of warrants exercisable within sixty days.

(4)	Based on 799,834 shares of common stock issued and 135,000 shares issuable upon the exercise of warrants currently exercisable within sixty days.

(5)	Includes (i) 89,744 shares issuable upon conversion of Series C 9% Convertible Preferred Stock and 229,500 shares issuable upon the exercise of warrants currently exercisable, (ii) 250,002 shares issuable upon the exercise of options and restricted stock grants currently exercisable or exercisable within sixty days, and (iii) 4,615 shares issuable upon conversion of Series C 9% Convertible Preferred Stock dividends paid in kind.

(6)	Includes shares held by the Edward Colson III Trust referred to in note (7). Mr. Colson is the trustee for the Trust referred to in note 7 below. Also includes 2,000 shares owned by virtue of his 25% ownership in Carlsbad Equity Group.

(7)	Includes (i) 205,128 shares issuable upon conversion of Series C 9% Convertible Preferred Stock, (ii) 524,000 shares issuable upon the exercise of warrants currently exercisable, (iii) 9,743 shares issuable upon conversion of Series C 9% Convertible Preferred Stock dividends paid in kind, and (iv) 150,000 shares of common stock.

(8)	Includes 28,333 shares issuable upon the exercise of options currently exercisable or exercisable within sixty days.

(9)	Includes 31,666 shares issuable upon the exercise of options currently exercisable or exercisable within sixty days.

(10)	Based on (i) 166,666 shares issuable upon conversion of Series C 9% Convertible Preferred Stock and 425,750 shares issuable upon the exercise of warrants currently exercisable, (ii) 305,125 shares issuable upon the exercise of options and restricted stock grants currently exercisable or exercisable within sixty days, and (iii) 7,179 shares issuable upon conversion of Series C 9% Convertible Preferred Stock dividends paid in kind.

(11)	Includes 71,665 shares issuable upon the exercise of options currently exercisable or exercisable within sixty days.

(12)	Includes 10,390,562 shares that such persons have the right to receive upon the conversion of Series C 9% Convertible Preferred Stock, the exercise of warrants and the exercise of options currently exercisable or exercisable within sixty days, and shares issuable upon conversion of Series C 9% Convertible Preferred Stock dividends paid in kind.

Certain Relationships and Related Transactions

During the years ended December 31, 1999, 2000 and 2001, we privately placed with an affiliate subordinated debentures totaling $7.5 million, $3.4 million and $1.5 million, respectively. The debentures matured five years from their date of issue and accrued interest at various rates ranging from a fixed rate of 12% per annum to a variable rate of interest starting at 12% per annum and escalating to 20% per annum. In October 2000, we agreed to convert $4.6 million of the subordinated debentures into our Series A Preferred. In May 2001, we agreed to pay the affiliate $3.0 million cash plus issue to the affiliate $4.6 million of the Company’s Series B Preferred in satisfaction of all of the remaining outstanding subordinated debentures including accrued interest of $1.8 million. This transaction resulted in the affiliate agreeing to forgive $1.0 million of indebtedness, which was reflected as a capital contribution from the affiliate rather than as income in the accompanying financial statements. The proceeds were used to redeem $8.2 million of the Series A Preferred outstanding, including accrued dividends. The remaining 25 shares of Series A Preferred were redeemed in April 2004 for $0.03 million. At December 31, 2004 there are no Series A Preferred shares outstanding. During the first quarter of 2004, we redeemed 2,286 shares of the Series B Preferred for $2.4 million, including accrued dividends. In April 2004, we redeemed 2,285 shares of the total of 2,314 shares of the Series B Preferred outstanding for $2.5 million, including accrued dividends. At December 31, 2004, 29 shares of Series B Preferred remain outstanding.

In connection with the original issuance of the subordinated debentures, we issued to the affiliate detachable warrants to purchase 1,912,833 shares of our common stock, of which 293,055 shares were transferred in 2003 to settle certain litigation (See Note 9 to the accompanying December financial statements included herein) and 858,678 shares were cancelled. The balance of 761,100 shares was exercised during the first quarter of 2004 at an exercise price of $2.25.

During 2003, we entered into an agreement to facilitate the private placement of approximately 1,650,000 shares of our common stock owned by an affiliate and certain investors. The sale of the stock covered by this agreement closed during the fourth quarter of 2003, resulting in our receipt of $0.4 million cash which was recorded as a reduction in our general and administrative expenses during 2003.

During 2003, in order to facilitate a settlement of ongoing litigation between certain of our affiliates, we agreed to re-price and extend the maturity dates of certain warrants owned by the defendant affiliates but transferred in settlement of the litigation to the plaintiff affiliates. The exercise prices of the transferred warrants ranged from $2.25 – $6.00 per share. The maturity dates of the transferred warrants ranged from November 1, 2004 to July 1, 2005. The transferred warrants were re-priced at $1.54 per share and the maturity dates were extended to November 1, 2006. Accordingly, during 2003 we recorded a non-cash charge of approximately $0.1 million representing the differences in the fair market value of the originally issued warrants and the re-priced warrants. At December 31, 2004, 10,283 of the $1.54 re-priced warrants were outstanding.

The following table summarizes the exercise prices and the number of warrants as of December 31, 2004:

Exercise Price	Warrants
$1.54	10,283
$2.25	21,666

31,949

On May 17, 2005, we entered into a Securities Purchase Agreement with certain of the Company’s affiliates and executive officers to issue up to $5.0 million of Series C Preferred Stock as more fully described above. Our Series C Preferred Stock is convertible into our common stock at a conversion price of $1.95 per share and includes detachable warrants to purchase up to 6,550,000 additional shares of our common stock at exercise prices ranging between $1.95 and $3.50 per share. The transactions contemplated by the Securities Purchase Agreement close in two tranches. On May 17, 2005, the closing date of the first tranche, the Company issued an aggregate of 3,500 shares of Series C Preferred Stock and warrants to acquire 4,585,000 shares of the Company’s common stock, in exchange for $3,500,000. Subject to the terms and conditions set forth in the Securities Purchase Agreement, the second tranche closed on August 29, 2005, at which time the remainder of the Series C Preferred Stock and warrants were issued.

As mentioned above, the Term A Loan and the Term B Loan restrict the payment of cash dividends. Consequently, the dividend obligation related to the Series C Preferred Stock has been satisfied through the issuance of payment-in-kind (“PIK”) dividends. The PIK dividends are paid through the issuance of additional shares of Series C Preferred Stock. These additional shares of preferred stock do not have warrants attached to them. During the three months ended September 30, 2005, thirty-five (35) shares of Series C Preferred Stock were issued as PIK dividends.

Selling Stockholders

This prospectus related to the offering and sale, from time to time, of up to 9,713,670 shares of our common stock by the stockholders named in the table below, of which 9,613,670 represents the number of shares that could be issued upon conversion of the Series C 9% Convertible Preferred Stock, exercise of the warrants sold to certain of the selling stockholders and conversion of the Series C 9% Convertible Preferred Stock issued as payment in kind dividends on the Preferred Stock. All of the selling stockholders who acquired the Series C 9% Convertible Preferred Stock and warrants from us did so in private transactions. Any issuance of shares of common stock upon conversion of the Series C 9% Convertible Preferred Stock or exercise of the warrant will be made pursuant to a private transaction.

Pursuant to a Registration Rights Agreement, dated as of May 17, 2005, as amended by Amendment No. 1 to Registration Rights Agreement dated effective as of July 16, 2005, and Amendment No. 2 to Registration Rights Agreement dated effective as of September 14, 2005, by and among certain of the selling stockholders and us, we have granted those selling stockholders registration rights with respect to the shares of our common stock to be issued upon conversion of the Series C 9% Convertible Preferred Stock and exercise of the warrants. The Registration Rights Agreement, as amended by Amendment No. 1 to Registration Rights Agreement, and Amendment No. 2 to Registration Rights Agreement, requires that this registration statement be filed no later than one hundred seventy five days from May 17, 2005. The sole effect of Amendment No. 1 and Amendment No. 2 was to extend the filing deadline of the registration statement. In the event that this registration statement is not declared effective by the Securities and Exchange Commission within 90 days after its filing, we may be required to pay as liquidated damages to the selling stockholders an amount equal to 2% of the purchase price of the registrable securities then held by the selling stockholders and the amount by which the warrants are in the money, for each thirty day period (prorated for partial periods) until this registration statement is declared effective by the Securities and Exchange Commission. The table below sets forth certain information, as of December 9, 2005 and as adjusted to reflect the sale of the shares offered hereby, regarding the beneficial ownership of our common stock by all of the selling stockholders. The information set forth below is based on information provided by the selling stockholders. James C. Eckert is our President and Chief Executive Officer and G. Darcy Klug is our Executive Vice President. The Dennis R. Sciotto Family Trust beneficially owns approximately 35.3% of the Company’s outstanding common stock. Mr. Sciotto represents the Trust in matters related to the shares. Pursuant to the Securities Purchase Agreement between us and the selling stockholders (other than Granite Finance Group LLC), we appointed Dennis R. Sciotto and Edward E. Colson to our Board of Directors on June 13, 2005. None of the other selling stockholders (other than Granite Finance Group LLC) have had a material relationship with us or any of our predecessors or affiliates within the past three years, other than as a result of ownership of our shares.

We engaged Granite Finance Group LLC, which is one of the selling stockholders listed below, to serve as our financial advisor in connection with (i) the private placement of the Series C 9% Convertible Preferred Stock, (ii) the Credit Agreement dated as of August 29, 2005 between us and ORIX Finance Corp comprising of a $25 million multiple draw term credit facility, and (iii) the Credit Agreement (as amended) dated as of May 18, 2005 between us and General Electric Capital Corporation comprising of a $30 million equipment term credit facility. As consideration for its services, we issued to

Granite Finance Group LLC 100,000 shares of our common stock and we will also pay that firm in cash a fee in the amount of $125,000.

The selling stockholders may from time to time offer the shares of common stock offered by this prospectus. The following table assumes that the selling stockholders (i) have converted all of Series C 9% Convertible Preferred Stock and exercised all of the warrants held by them, (ii) sell all of the shares offered by them in the offering pursuant to this prospectus, and (iii) neither dispose of nor acquire any additional shares. We do not know when or in what amounts the selling stockholders may offer shares for resale and we cannot assure you that the selling stockholders will sell any or all of the shares offered by this prospectus.

Selling Stockholders	Number of Shares Beneficially Owned Prior to the Offering		Percentage of Outstanding Common Stock Beneficially Owned prior to the Offering	Number of Shares Covered by this Prospectus	Number of Shares Beneficially Owned After the Offering		Percentage of Outstanding Common Stock Beneficially Owned if all Offered Shares are Sold
The Dennis R. Sciotto Family Trust Dated December 19, 1994	7,857,014	(1)	35.3%	7,306,391	833,373		3.3%
Edward E. Colson, III Trust dated January 2, 1995	888,871	(2)	5.6%	769,092	150,000		0.6%
Jimit Mehta	754,026	(3)	4.8%	576,822	200,000		0.8%
James C. Eckert	573,611	(4)	3.6%	336,478	250,002	(6)	1.0%
G. Darcy Klug	914,720	(5)	5.7%	624,887	315,125	(7)	1.3%
Granite Finance Group LLC 1220 El Camino Real, Suite 400 San Diego, CA 72130	100,000	(8)	0.7%	100,000	0		0.0%

Total	11,088,242		44.7%	9,713,670	1,748,500		7.4%

(1)	Includes 4,978,000 shares issuable upon exercise of warrants, 1,948,718 shares issuable upon conversion of preferred stock and 96,923 shares of Preferred dividends paid in kind.

(2)	Includes 524,000 shares issuable upon exercise of warrants, 205,128 shares issuable upon conversion of preferred stock and 9,743 shares of Preferred dividends paid in kind.

(3)	Includes 393,000 shares issuable upon exercise of warrants, 153,846 shares issuable upon conversion of preferred stock and 7,179 shares of Preferred dividends paid in kind.

(4)	Includes 229,500 shares issuable upon exercise of warrants, 89,744 shares issuable upon conversion of preferred stock, 250,002 shares issuable upon exercise of options and 4,615 shares of Preferred dividends paid in kind.

(5)	Includes 425,750 shares issuable upon exercise of warrants, 166,666 shares issuable upon conversion of preferred stock, 305,125 shares issuable upon exercise of options and 7,179 shares of Preferred dividends paid in kind.

(6)	Includes 250,002 shares issuable upon exercise of options.

(7)	Includes 305,125 shares issuable upon exercise of options.

(8)	Daniel Schreiber, as manager of Granite Finance Group LLC, has sole voting and investment control over these shares. Daniel Schreiber disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

The selling stockholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their warrants or the underlying common stock since the date on which the information in the above table is presented. Information about the selling stockholders may change over time. Any changed information will be set forth in prospectus supplements.

We will adjust the conversion price of the Series C 9% Convertible Preferred Stock upon the occurrence of:

(1)	an increase in the number of outstanding shares of common stock resulting from a stock dividend payable in shares of common stock or by a split-up of shares of common stock or other similar event; or

(2)	a decrease in the number of outstanding shares of common stock resulting from a consolidation, combination or reclassification of shares of common stock or other similar event.

In the event that we are a party to any capital reorganization or reclassification of the common stock, or consolidation or merger of us with another entity (other than a merger with a wholly-owned subsidiary of us or a merger in which we are the surviving entity), or the sale of all or substantially all of our assets to another entity or similar event, lawful and fair provision will be made whereby the selling stockholders will have the right to convert shares of Series C 9% Convertible Preferred Stock and receive in lieu of the shares of our common stock immediately theretofore receivable upon the conversion of shares of Series C 9% Convertible Preferred Stock, such shares of stock, securities, assets or other consideration as may be issued or payable with respect to or in exchange for the number of outstanding shares of such common stock immediately theretofore receivable upon the conversion of the shares of Series C 9% Convertible Preferred Stock, had the reorganization, reclassification, consolidation, merger, or sale not taken place.

We will adjust the exercise price and number of shares issuable upon exercise of the warrants upon the occurrence of:

(1)	subdivision or combination of common stock;

(2)	our declaration or making of any distribution of its assets (or rights to acquire its assets) to holders of common stock as a partial liquidating dividend or otherwise (including any dividend or distribution to our stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary); or

(3)	the sale by us of any shares of common stock for no consideration or for a consideration per share less than the exercise price of the warrants.

We agreed to file this registration statement to register shares for resale in recognition of the fact that the selling stockholders may wish to be legally permitted to sell their shares when they deem appropriate. We have agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until (i) the date that all of the shares covered by such registration statement have been sold pursuant thereto or pursuant to Rule 144 or (ii) the date on which all of the shares covered by this registration statement may be immediately sold to the public under Rule 144(k) or any successor provision, assuming that all of the shares issuable pursuant to the exercise of the warrants are issued by means of a cashless exercise of the warrants.

Because the selling stockholders may offer all or some of their common stock from time to time, we cannot estimate the amount of common stock that will be held by any of them upon the termination of any particular offering.

Plan of Distribution

The selling stockholders, their pledgees, donees, transferees or other successors in interest, may from time to time sell shares of our common stock directly to purchasers or indirectly to or through underwriters, broker-dealers or agents. The selling stockholders may sell all or part of their shares in one or more transactions at fixed prices, varying prices, prices at or related to the then-current market price or at negotiated prices. The selling stockholders will determine the specific offering price of the shares from time to time that, at that time, may be higher or lower than the market price of our common stock on The Nasdaq National Market.

The selling stockholders and any underwriters, broker-dealers or agents participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profit from the sale of such shares by the selling stockholders and any compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts under the Securities Act. The selling stockholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

The method by which the selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares may include, but are not limited to, the following:

•	sales on The Nasdaq National Market, the over-the-counter market, or other securities exchange on which the common stock is listed at the time of sale, at prices and terms then prevailing or at prices related to the then-current market price;

•	sales in privately negotiated transactions;

•	sales for their own account pursuant to this prospectus;

•	through the writing of options, whether such options are listed on an options exchange or otherwise through the settlement of short sales;

•	cross or block trades in which broker-dealers will attempt to sell the shares as agent, but may position and resell a portion of the block as a principal in order to facilitate the transaction;

•	purchases by broker-dealers who then resell the shares for their own account;

•	brokerage transactions in which a broker solicits purchasers;

•	any combination of these methods of sale; and

•	any other method permitted pursuant to applicable law.

Any shares of common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The shares of our common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states, the shares of our common stock may not be sold unless they have been registered or qualified for sale or the sale is entitled to an exemption from registration.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

To the extent required by a particular offering, we will set forth in a prospectus supplement or, if appropriate, a post-effective amendment, the terms of such offering, including among other things, the number of shares of common stock to be sold, the public offering price, the names of any underwriters, dealers or agents and any applicable commissions or discounts. In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any underwriter, broker-dealer or agent regarding the sale of shares of our common stock by the selling stockholders.

In connection with the private placements of the Series C 9% Convertible Preferred Stock and the warrants held by the selling stockholders, we have undertaken registration rights covenants requiring us to register the shares of common stock offered hereby and issuable upon the conversion or exercise of such securities, under applicable federal and state securities laws under certain circumstances and at certain times.

Our obligation to maintain a registration statement governing the shares registered for resale hereunder will terminate

•	on the date that all of the shares covered by such registration statement have been sold pursuant thereto or pursuant to Rule 144; or

•	on the date on which all of the shares covered by such registration statement may be immediately sold to the public under Rule 144(k) or any successor provision.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the SEC, indemnification of directors, officers or controlling persons for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The selling stockholders will pay all fees, discounts and brokerage commissions in connection with any sales, including any fees to finders. We will pay all expenses of preparing and reproducing this prospectus, including expenses or compliance with state securities laws and filing fees with the SEC.

Under applicable rules and regulations under Regulation M under the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market making activities, subject to certain exceptions, with respect to the common stock for a specified period set forth in Regulation M prior to the commencement of such distribution and until its completion. In addition and without limiting the foregoing, the selling stockholders will be subject to the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the common stock by the selling stockholders. The foregoing may affect the marketability of the common stock offered hereby.

Each selling stockholder may be deemed to be an “underwriter” as such term is defined in the Securities Act, and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

Our common stock is quoted on The Nasdaq National Market under the symbol “OMNI.”

There can be no assurance that any selling stockholder will sell any or all of the common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Description of Capital Stock

Our authorized capital stock consists of 50,000,000 shares of capital stock, of which 45,000,000 shares are common stock, $0.01 par value, and 5,000,000 shares are preferred stock, no par value. The following statements are brief summaries of our capital stock contained in our Amended and Restated Articles of Incorporation and Bylaws and Louisiana corporate law.

Common Stock

Our authorized common stock consists of 45,000,000 shares, $0.01 par value, of which 15,230,786 shares were issued and outstanding as of February 1, 2006. The issued and outstanding shares of common stock are, and the shares sold hereunder will be, fully paid and non-assessable. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. As of February 1, 2006 there were approximately 6,600 holders of record of our common stock. Among our common stock, each share of our common stock is entitled to equal dividend rights and to equal rights in our assets available for distribution upon liquidation. Our Articles of Incorporation and Bylaws do not provide for preemptive rights of the holders of our common stock.

Change of control provisions

We are subject to the provisions of Louisiana Business Corporation Law Section 132, which regulates the vote required for business combinations. A corporation may opt out of this provision by including in their original Articles of Incorporation a statement expressly electing not to be governed by this provision. Our Articles of Incorporation provide that we are not governed by Section 132.

In order to proceed with a business combination with an “interested stockholder,” we must obtain at least eighty percent of the votes entitled to be cast by the outstanding shares of voting stock of the corporation voting as a single group, and two-thirds of the votes entitled to be cast by holders of voting stock, other than voting stock held by the “interested stockholder” who is, or whose “affiliate” is, a party to the business combination, or by an “affiliate” or associate of the “interested stockholder,” voting together as a single voting group. An “interested stockholder” is defined as a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the corporation, or as an “affiliate” of the corporation who at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation. An “affiliate” is defined as a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with a specified person.

Board of Directors vacancies

Our Bylaws authorize the Board of Directors, or the stockholders by vote at a special meeting, to fill vacant directorships. The number of directors constituting the Board of Directors may be set only by resolution of the incumbent directors. The Articles of Incorporation provide that so long as at least 2,000 shares of Series C Preferred Stock remain outstanding, the holders of a majority of the Series C Preferred Stock, voting as a separate class to the exclusion of all other classes of the Company’s capital stock, shall be entitled to elect two directors to the Board to serve on the Board until their successors are duly elected by the holders of the Series C Preferred Stock or they are removed from office (with or without cause) by the holders of the Series C Preferred Stock. The Articles of Incorporation also provide that so long as at least 2,000 shares of Series C Preferred Stock remain outstanding, the Company shall not increase the number of persons on the Board of Directors above six (6) without the affirmative vote of the holders of not less than a majority of the shares of Series C Preferred Stock, voting together as a single class. These provisions may deter a stockholder from increasing the size and gaining control of the Board of Directors by filling the resulting vacancies with its own nominees. However, except for our board members appointed by the holders of the Series C Preferred Stock as set forth in the preceding sentence, at any time the holders of two-thirds of our stock, bonds, debentures and other obligations holding voting rights may vote to replace any or all of our board members with or without cause.

Advance notice requirements for director nominations

Our Amended and Restated Articles of Incorporation provide that stockholders seeking to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 45 days nor more than 90 days prior to the date of an annual meeting or, if notice of the annual meeting is given less than 55 days prior to the scheduled date of the annual meeting, no later than the close of the business on the tenth day following the day on which such notice was mailed or the public disclosure providing notice was made. Our Articles of Incorporation also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued shares of common stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes. The existence of authorized but unissued common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by The Nasdaq National Market or any stock exchange on which our stock may then be trading, our stock could be delisted.

Personal liability of directors and officers

As permitted by Louisiana law, our Amended and Restated Articles of Incorporation contain certain provisions eliminating the personal liability of the directors and officers to us and our stockholders for monetary damages for breaches of their fiduciary duties as directors or officers, except for (i) a breach of a director’s or officer’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are illegal under Louisiana law and (iv) any transaction from which he or she receives an improper personal benefit. In addition, the Amended and Restated Articles of Incorporation provide that if Louisiana law is amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of the directors or officers shall be eliminated or limited to the fullest extent permitted by Louisiana law, as amended. These provisions pertain only to breaches of duty by directors or officers in such capacities and limit liability only for breaches of fiduciary duties under Louisiana corporate law and not for violations of other laws such as the federal securities laws.

Our Bylaws require us to indemnify our directors and officers against certain expenses and costs, fees, judgments, settlements and fines incurred in the defense of any claim to which they were made parties by reason of being or having been directors and officers, subject to certain conditions and limitations. We have been advised that, in the opinion of the SEC, indemnification of directors, officers or controlling persons for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In addition, each of our directors and executive officers has entered into an indemnity agreement with us, pursuant to which we have agreed under certain circumstances to purchase and maintain directors’ and officers’ liability insurance. The agreements also provide that we will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as a director or executive officer that are in excess of the coverage provided by such insurance; provided that the director or executive officer meets certain standards of conduct. Under the indemnity agreements, we are not required to purchase and maintain directors’ and officers’ liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to us from the insurance.

The Nasdaq National Market

Our common stock is traded on The Nasdaq National Market under the symbol OMNI.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Legal Matters

The validity of the shares of our common stock will be passed upon for us by Locke Liddell & Sapp LLP, Houston, Texas.

Experts

The consolidated statements of income, cash flows and changes in Stockholders’ equity and comprehensive loss of OMNI Energy Services Corp. and subsidiaries for the years ended December 31, 2000 and December 31, 2001 incorporated by reference in this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein. After reasonable efforts, we have not been able to obtain the consent of Arthur Andersen LLP to the incorporation by reference into this registration statement of each respective party’s audit report regarding such financial statements. Under these circumstances, Rule 437a under the 1933 Act permits this prospectus to be filed without a written consent from Arthur Andersen LLP. The absence of such written consent from Arthur Andersen LLP may limit a stockholder’s ability to assert claims against Arthur Andersen LLP under Section 11(a) of the 1933 Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated in the financial statements.

The consolidated financial statements of OMNI Energy Services Corp. for the year ended December 31, 2002, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as set forth in their report thereon appearing elsewhere herein, and has been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of OMNI Energy Services Corp. for the year ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Fitts Roberts & Co., P.C., Independent Registered Public Accounting Firm, as set forth in their report thereon appearing elsewhere herein, and has been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of OMNI Energy Services Corp. for the year ended December 31, 2004, appearing in this Prospectus and Registration Statement have been audited by Pannell Kerr Forster of Texas, P.C., Independent Registered Public Accounting Firm, as set forth in their report thereon appearing herein, and has been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Trussco, Inc. for the years ended December 31, 2002 and 2003, appearing in this Prospectus and Registration Statement have been audited by Broussard, Poche’, Lewis and Breaux, L.L.P., Independent Registered Public Accounting Firm, as set forth in their report thereon appearing herein, and has been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Trussco Properties, L.L.C. for the years ended December 31, 2002 and 2003, appearing in this Prospectus and Registration Statement have been audited by Broussard, Poche’, Lewis and Breaux, L.L.P., Independent Registered Public Accounting Firm, as set forth in their report thereon appearing herein, and has been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Preheat, Inc. for the years ended December 31, 2003 and 2004, appearing in this Prospectus and Registration Statement have been audited by Arsement, Redd & Morella, L.L.C., Independent Public Accounting Firm, as set forth in their report thereon appearing herein, and has been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room. Our filings are also available over the Internet at the SEC’s website at www.sec.gov. You may also visit the Company’s website at www.omnienergy.com for information about the Company and recent events.

This prospectus is part of a registration statement that we have filed with the SEC to register the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits at the SEC’s public reference room or at the SEC’s website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The documents we incorporate by reference are considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this incorporated information.

We also disclose information about us through current reports on Form 8-K that are furnished to the SEC to comply with Regulation FD. This information disclosed in these reports is not considered to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, is not subject to the liabilities of that section and is not incorporated by reference herein.

At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

OMNI Energy Services Corp.

4500 NE Evangeline Thwy.

Carencro, Louisiana 70520

Attn: G. Darcy Klug

(337) 896-6664

OMNI ENERGY SERVICES CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	September 30, 2005
		(unaudited)
	(in thousands, except share amounts)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,043	$238
Trade receivables, net	7,824	6,824
Other receivables	62	477
Parts and supplies inventory	2,093	1,583
Prepaid expenses and other current assets	2,943	2,888
Deferred tax asset	1,492	2,000
Assets held for sale	108	108
Assets held for sale of discontinued operations	3,834	11
Current assets of discontinued operations	6,562	787

Total current assets	25,961	14,916

PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment, net	18,965	16,466
Property, plant and equipment of discontinued operations, net	10,839	—

Total property, plant and equipment, net	29,804	16,466

OTHER ASSETS:
Goodwill	2,006	2,711
Customer intangible assets, net	1,620	1,545
Licenses, permits and other intangible assets, net	5,378	4,023
Other assets	907	3,008
Other non-current assets of discontinued operations	237	—

Total other assets	10,148	11,287

TOTAL ASSETS	$65,913	$42,669

OMNI ENERGY SERVICES CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	September 30, 2005
		(unaudited)
	(in thousands, except share amounts)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$7,967	$5,171
Accrued expenses	2,379	1,521
Current maturities of long-term debt	6,095	3,609
Insurance notes payable	2,500	2,049
Line of credit	9,162	2,574
Convertible debentures	11,097	—
Current maturities of long-term debt of discontinued operations	5,513	—
Current liabilities of discontinued operations	3,384	957

Total current liabilities	48,097	15,881

LONG-TERM LIABILITIES:
Long-term debt, less current maturities	7,137	15,781
Other long-term liabilities	100	3
Non-current liabilities of discontinued operations, less current maturities	5,715	—

Total long-term liabilities	12,952	15,784

Total liabilities	61,049	31,665

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Convertible preferred stock, no par value, 5,000,000 shares authorized; 5,064 and 29 shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively, liquidation preference of $1,000 per share	29	713
Common stock, $0.01 par value, 45,000,000 shares authorized; 14,763,642 and 11,679,565 shares issued and 14,582,969 and 11,408,219 shares outstanding at September 30, 2005 and December 31, 2004, respectively	117	148
Treasury stock, 135,673 and 271,346 shares, at cost, at September 30, 2005 and December 31, 2004, respectively	(529)	(264)
Preferred stock dividends declared	2	99
Additional paid-in capital	65,448	75,668
Accumulated deficit	(60,203)	(65,360)

Total stockholders’ equity	4,864	11,004

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$65,913	$42,669

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2005	2004	2005
	(in thousands, except per share amounts)
Operating revenue	$11,276	$9,623	$27,931	$32,201
Operating expenses:
Direct costs	7,854	6,510	20,627	20,794
Depreciation and amortization	1,267	1,130	2,962	3,618
General and administrative expenses	2,811	2,050	6,571	6,059

Total operating expenses	11,932	9,690	30,160	30,471

Operating income (loss)	(656)	(67)	(2,229)	1,730
Interest expense	701	688	1,470	1,966
(Gain) loss on debt extinguishment	81	(273)	81	(758)
Other (income) expense, net	14	(112)	162	(141)

Income (loss) from continuing operations before income taxes	(1,452)	(370)	(3,942)	663
Income tax benefit	—	508	—	508

Income (loss) from continuing operations	(1,452)	138	(3,942)	1,171
Loss from discontinued operations, net of taxes	(2,016)	(411)	(323)	(3,273)
Loss on disposal of discontinued operations assets, net of taxes	—	—	—	(2,271)

Net loss	(3,468)	(273)	(4,265)	(4,373)
Dividends on preferred stock	—	(78)	(490)	(132)
Non-cash charge attributable to beneficial conversion feature of preferred stock	—	(2)	—	(652)

Net loss available to common stockholders	$(3,468)	$(353)	$(4,755)	$(5,157)

Basic loss per share:
Income (loss) from continuing operations	$(0.13)	$0.00	$(0.41)	$0.03
Loss from discontinued operations	(0.18)	(0.03)	(0.03)	(0.26)
Loss on disposal of discontinued operations assets	—	—	—	(0.18)

Net loss available to common stockholders	$(0.31)	$(0.03)	$(0.44)	$(0.41)

Diluted loss per share:
Income (loss) from continuing operations	$(0.13)	$0.00	$(0.41)	$0.03
Loss from discontinued operations	(0.18)	(0.02)	(0.03)	(0.25)
Loss on disposal of discontinued operations assets	—	—	—	(0.18)

Net loss available to common stockholders	$(0.31)	$(0.02)	$(0.44)	$(0.40)

Weighted average common shares outstanding:
Basic	11,160	14,078	10,723	12,676
Diluted	11,160	15,112	10,723	12,816

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

(unaudited)

(in thousands, except share amounts)

	Preferred Stock		Common Stock		Treasury Stock Amount
	Shares	Amount	Shares	Amount
BALANCE, December 31, 2004	29	$29	11,679,565	$117	$(529)
— Issuance of preferred stock and warrants, net of offering costs	5,000	649	—	—	—
— Stock based compensation	—	—	30,000	—	—
— Stock options exercised	—	—	59,077	1	—
— Common stock issued in payment of debt	—	—	995,000	10	—
— Common stock issued in payment of debentures	—	—	2,000,000	20	—
— Treasury stock issued as compensation	—	—	—	—	265
— Preferred stock dividends	35	35	—	—	—
— Beneficial conversion feature associated with preferred stock	—	—	—	—	—
— Net loss	—	—	—	—	—

BALANCE, September 30, 2005	5,064	$713	14,763,642	$148	$(264)

	Preferred Stock Dividend Declared	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE, December 31, 2004	$2	$65,448	$(60,203)	$4,864
— Issuance of preferred stock and warrants, net of offering costs	—	4,029	—	4,678
— Stock based compensation	—	9	—	9
— Stock options exercised	—	526	—	527
— Common stock issued in payment of debt	—	2,089	—	2,099
— Common stock issued in payment of debentures	—	3,180	—	3,200
— Treasury stock issued as compensation	—	(265)	—	—
— Preferred stock dividends	97	—	(132)	—
— Beneficial conversion feature associated with preferred stock	—	652	(652)	—
— Net loss	—	—	(4,373)	(4,373)

BALANCE, September 30, 2005	$99	$75,668	$(65,360)	$11,004

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended September 30,
	2004	2005
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$(3,942)	$1,171
Loss from discontinued operations	(323)	(5,544)

Net loss	(4,265)	(4,373)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,183	4,145
Provision for doubtful accounts	—	231
Accretion of convertible debenture discount	588	—
Stock based compensation	900	9
Loss on debt extinguishment	—	(24)
Writedown of inventory included in discontinued operations	752	—
Loss on disposal of Aviation Transportation Services segment	—	2,271
Impairment of property, plant and equipment	—	505
Amortization of deferred loan cost	—	372
Gain on sale of property, plant and equipment	(109)	(243)
Changes in operating assets and liabilities:
Trade receivables	(1,418)	3,858
Other receivables	—	13
Parts and supplies inventory	(747)	311
Prepaid expenses and other current assets	171	3,024
Other assets	(564)	(187)
Accounts payable and accrued expenses	3,584	(5,903)
Other long-term liabilities	(149)	(97)

Net cash provided by operating activities	2,926	3,912

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash received	(7,502)	—
Purchase of property, plant and equipment	(4,469)	(565)
Proceeds from disposal of property, plant and equipment	2,136	248
Proceeds from disposal of discontinued operations assets	—	10,884
Proceeds from disposal of assets held for sale	—	635

Net cash provided by (used in) investing activities	(9,835)	11,202

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of preferred stock and warrants, net of offering costs	—	4,678
Proceeds from the issuance of convertible debentures	14,158	—
Payment of convertible debentures	(2,634)	(3,404)
Redemption of preferred stock	(12,071)	—
Payment of preferred stock dividends	(972)	—
Proceeds from exercises of options and warrants	3,927	98
Proceeds from the issuance of long-term debt	4,709	26,956
Principal payments on long-term debt	(5,378)	(34,164)
Deferred loan costs	—	(3,495)
Borrowings (payments) on line of credit, net	5,287	(6,588)

Net cash provided by (used in) financing activities	7,026	(15,919)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	117	(805)
Cash and cash equivalents, at beginning of period	572	1,043

Cash and cash equivalents, at end of period	$689	$238

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended September 30,
	2004	2005
	(in thousands)
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for interest	$705	$2,935
NON-CASH TRANSACTIONS:
Equipment acquired under capital lease	$3,765	$—
Discount on convertible debentures	$2,013	$—
Non-cash transfer of assets from other receivable to equity	$1,661	$—
Transfer of equipment to other receivable pending insurance settlement	$625	$—
Net non-cash increase in deferred compensation liability and deferred compensation expense	$955	$—
Non-cash transfer of deposit to acquisition costs	$150	$—
Net increase in acquisition costs for shares and warrants issued for services	$498	$—
Transfer of discontinued operations assets to assets held for sale	$—	$11,000
Common stock issuance for extinguishment of convertible debentures	$—	$3,200
Issuance of long-term debt for extinguishment of convertible debentures	$—	$4,293
Common stock issuance for extinguishment of long-term debt	$—	$2,099
Issuance of short-term debt for extinguishment of long-term debt	$—	$1,000
Beneficial conversion feature associated with issuance of preferred stock	$—	$652
Premiums financed with insurance carrier	$3,265	$3,047
Exchange of assets held for sale for extinguishment of capital leases	$—	$2,891
Transfer of inventory and property and equipment to assets held for sale	$—	$51
Transfer of inventory to prepaid aviation repairs	$—	$328
Dividends declared but not paid	$—	$97
Receivable from stock options exercised but unsettled	$—	$430
Preferred stock issued as dividends paid-in-kind	$—	$35
Assets transferred from assets held for sale to other receivables	$—	$116

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements included herein, which have not been audited pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods on a basis consistent with the annual audited statements. All such adjustments are of a normal recurring nature. The results of operations for interim periods are not necessarily indicative of the results that may be expected for any other interim period of a full year. Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted pursuant to such rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on April 18, 2005, as amended on May 2, 2005 and July 1, 2005.

CHANGES IN ESTIMATES

Effective April 1, 2005, we changed the amortization periods of the intangibles acquired as part of the acquisition of all the issued and outstanding common shares of Trussco, Inc. and all the membership interests in Trussco Properties, L.L.C. (collectively “Trussco”) from five years to various periods ranging from three to 20 years based on a valuation supported by a fairness opinion issued by an independent third party. We believe the revised amortization periods more properly match costs over the useful lives of these assets consistent with industry practice.

As a result of the second quarter 2005 change in the amortization periods of the Trussco intangibles, amortization expense for 2005 decreased. The pro forma effect of this change in estimate is shown in the table below and reflects what net loss would have been had the changes in estimate not occurred (in thousands of dollars, except per share amounts):

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Net loss available to common stockholders, as reported	$(353)	$(5,157)
Effect of change in estimate	(200)	(400)

Net loss available to common stockholders, pro forma	$(553)	$(5,557)

Net loss per common share, as reported:
Basic	$(0.03)	$(0.41)
Diluted	$(0.02)	$(0.40)
Net loss per common share, pro forma:
Basic	$(0.04)	$(0.44)
Diluted	$(0.04)	$(0.44)

IMPAIRMENT OF LONG-LIVED ASSETS AND ASSETS HELD FOR SALE

We review our long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment and Disposal of Long-Lived Assets” (“SFAS No. 144”). If the carrying amount of the asset, including any intangible assets associated with that asset, exceeds its estimated undiscounted net cash flow, before interest, we will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value.

Assets held for sale are recorded at the lower of their net book value or their net realizable value which is determined based upon an estimate of their fair market value less the cost of selling the assets. An impairment is recorded to the extent that the amount that was carried on the books is in excess of the net realizable value. Assets held for sale at September 30, 2005 are comprised of eight marsh buggies and aviation fuel. Three helicopters held for sale at December 31, 2004 totaling $3.5 million were disposed of during the three months ended March 31, 2005 generating proceeds of $573,000 and the extinguishment of lease obligations of approximately $2.9 million. An impairment loss of $0.6 million related to these helicopters was recognized during the year ended December 31, 2004 and there was no gain or loss recorded upon their disposition.

During the quarter ended June 30, 2005, the aviation-related improvements at the Mouton Cove facility were deemed to be impaired as a result of the sale of our Aviation Transportation Services segment. A charge was recorded against operations in the amount of $0.5 million reflecting the impairment of the value of that facility. The facility was not included in the assets sold as part of the sale of our Aviation Transportation Services segment.

STOCK BASED COMPENSATION

We account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees (“APB No.25”).” Accordingly, the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” permit the continued use of the method prescribed by APB No. 25 but require additional disclosures, including pro forma calculations of net income (loss) per share as if the fair value method of accounting prescribed by SFAS No. 123 had been applied. No stock-based compensation costs are reflected in net loss for the three and nine months ended September 30, 2005 and 2004, other than compensation expense recorded on awards to certain executive management (See Note 4), as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. As required by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which amended SFAS No. 123, the following table illustrates the effect on net loss and loss per share as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation. During the three and nine months ended September 30, 2005, there were 266,900 and 447,900 options granted, respectively, that required consideration under the provision of SFAS No. 123. During the three and nine months ended September 30, 2004, there were -0- and 77,500 options granted, respectively, that required consideration under the provision of SFAS No. 123. The fair value of awards considered in the table below for the three and nine months ended September 30, 2005 is the result of the vesting of previous stock based award grants. The pro forma data presented below is not representative of the effects on reported amounts for future years (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2005	2004	2005
Net loss available to common stockholders, as reported	$(3,468)	$(353)	$(4,755)	$(5,157)
Add (subtract): stock-based employee compensation expense (income) included in reported net loss, net of tax	(18)	—	900	9
Less: stock-based employee compensation expense determined under fair value based method for all awards granted, net of tax	(175)	(209)	(1,481)	(579)

Net loss available to common stockholders, pro forma	$(3,661)	$(562)	$(5,336)	$(5,727)

Net loss available to common stockholders, as reported:
Basic	$(0.31)	$(0.03)	$(0.44)	$(0.41)
Diluted	$(0.31)	$(0.02)	$(0.44)	$(0.40)
Net loss available to common stockholders, pro forma:
Basic	$(0.33)	$(0.04)	$(0.50)	$(0.45)
Diluted	$(0.33)	$(0.04)	$(0.50)	$(0.45)

The weighted average fair value at date of grant for options granted during the first nine months of 2004 was $5.12 per option. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 0.00%; (b) average expected volatility 67%; (c) average risk-free interest rate of 2.58%; and (d) expected life of 6.5 years.

The weighted average fair value at date of grant for options granted during the first nine months of 2005 was $1.50 per option. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 0.00%; (b) average expected volatility 74%; (c) average risk-free interest rate of 3.75%; and (d) expected life of 6.5 years.

RECENTLY ISSUED UNIMPLEMENTED ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, as amended on April 14, 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim reporting period for fiscal years beginning after December 15, 2005. We are in the process of determining the impact of the requirements of SFAS No. 123(R). We believe it is likely that the financial statement impact from the implementation of the requirements of SFAS No. 123(R) will significantly impact our future results of operations and we continue to evaluate it to determine the degree of significance.

In December 2004, SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29 “Accounting for Nonmonetary Transactions,” is effective for fiscal years beginning after June 15, 2005. This Statement addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 is not expected to have an impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 30.” This statement changes the requirements for accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have an effect on our consolidated financial statements.

NOTE 2. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment, net consists of the following at December 31, 2004 and September 30, 2005, respectively (in thousands):

	December 31, 2004	September 30, 2005
Land	$647	$647
Building and improvements	5,621	5,194
Drilling, field and support equipment	29,794	29,581
Aviation equipment	11,040	—
Shop equipment	431	439
Office equipment	1,849	1,842
Vehicles	3,690	3,123

	53,072	40,826
Less: accumulated depreciation	(23,268)	(24,360)

Total property, plant and equipment, net	29,804	16,466
Less: property plant and equipment of discontinued operations, net	(10,839)	—

Property, plant and equipment, net – continuing operations	$18,965	$16,466

NOTE 3. LONG-TERM DEBT AND LINE OF CREDIT

At December 31, 2004 and September 30, 2005, long-term debt consists of the following (in thousands):

	December 31, 2004	September 30, 2005
Notes payable to a finance company, variable interest rate at LIBOR plus 5.0% (7.42% at December 31, 2004) maturing July 31, 2006, secured by various property and equipment, repaid in full	$867	$—
Notes payable to a bank with interest payable at Prime plus 1.75% (7.75% at September 30, 2005 and 6.75% at December 31, 2004) maturing July 31, 2023, secured by real estate	1,392	1,362
Notes payable to a finance company with interest at 10.24%, maturing May 18, 2008, secured by an aircraft, repaid in full	168	—
Notes payable to a finance company with interest at 6.26%, maturing March 17, 2006, secured by various aircraft, repaid in full	1,697	—
Notes payable to a bank with interest at 8.13%, maturing June 20, 2009, secured by aircraft, repaid in full	238	—
Notes payable to a finance company with interest at 8%, maturing February 10, 2013, secured by real estate	214	200
Notes payable to a bank with interest at 12% at December 31, 2004, maturing May 31, 2005, secured by various property and equipment, repaid in full	6,500	—
Convertible promissory notes payable to certain former stockholders of Trussco, Inc. with interest at 5%, maturing in June 2007	3,000	1,000
Capital lease payable to leasing companies secured by vehicles	1,198	825
Capital lease payable to finance companies	9,100	941
Subordinated promissory note to a former debenture holder with a fixed interest rate of 8%, maturing May 13, 2008, unsecured	—	994
Term A notes payable to a finance company, variable interest rate at LIBOR plus 6.5% (10.19% at September 30, 2005), maturing May 18, 2010, secured by various equipment	—	5,000
Term B notes payable to a finance company, variable interest rate at LIBOR plus 8.0% (11.84% at September 30, 2005) maturing August 29, 2010, secured by various property and equipment	—	9,000
Other debt	86	68

Total	24,460	19,390
Less: current maturities	(6,095)	(3,609)
Less: long-term debt of discontinued operations	(11,228)	—

Long-term debt, less current maturities – continuing operations	$7,137	$15,781

REVOLVING LINE OF CREDIT

We have a working capital revolving line of credit (the “Line”) with a bank. Availability under the Line is the lower of: (i) $15.0 million or (ii) the sum of eligible accounts receivable, as defined under the agreement, plus the lesser of: $0.3 million or 80% of the appraised orderly liquidation value of eligible inventory of parts and supplies. The Line accrues interest at the prime interest rate plus 1.5% (8.75% at September 30, 2005) and matures in May 2010. The Line is collateralized by accounts receivable and inventory. As of September 30, 2005, we had $2.6 million outstanding under the Line with an additional $3.3 million available. Due to the lockbox arrangement and the subjective acceleration clause of the Line agreement, the debt under the Line has been classified as a current liability as of September 30, 2005 and December 31, 2004, as required by Emerging Issues Task Force (“EITF”) No. 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-box Arrangement.”

SENIOR SECURED

On October 21, 2004, we completed a $6.5 million senior secured loan (“Bridge Loan”) with Beal Bank, SSB. The Bridge Loan accrued interest at the rate of 12% per annum, matured January 15, 2005 and was collateralized by specific seismic assets, certain assets of our subsidiary, Trussco, Inc. and three Bell helicopters. The proceeds were used to repay debt, pay the October 2004 Put Option payment on the Convertible Debentures, discussed below under “Convertible Debentures,” and for working capital purposes.

On January 21, 2005, we entered into a forbearance agreement on the Bridge Loan which increased the interest rate from 12% to 17% and extended the maturity to March 15, 2005. On May 2, 2005, we entered into a second agreement to extend the maturity date to May 31, 2005. The Bridge Loan restricted the payment of dividends and contained customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratios, and limitations on annual capital expenditures and certain customer concentrations. This loan was repaid in full with proceeds from the Senior Credit Facility (see below) on May 18, 2005.

SENIOR CREDIT FACILITY

On May 18, 2005, we completed a $50 million equipment term financing (“Term A Loan”) and increased our Line to $15 million from its previous level of $12 million (with the Term A Loan, collectively referred to herein as the “Senior Credit Facility”). Under the terms of the Term A Loan, funding will be limited to the lesser of $50 million and the sum of (i) 85% of the orderly liquidation value of our aviation fleet; (ii) 75% of the orderly liquidation value of our seismic drilling and environmental equipment; and (iii) 50% of the fair market value of certain real estate. Proceeds from the Term A Loan were used to refinance certain long-term debt, provide working capital and establish funding necessary to complete various strategic transactions under consideration. The Term A Loan matures in May 2010 and will be repaid quarterly in equal payments up to a 50% balloon at maturity date, with interest paid in arrears and accruing at the annual interest rate of 30-day LIBOR plus 6.5% (10.19% at September 30, 2005). The Term A Loan restricts the payment of cash dividends and contains customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios and limitations on annual capital expenditures. In conjunction with the disposition of the Aviation Transportation Services segment (See Note 9), which closed in July 2005, the borrowing base was reduced to $30.0 million. Proceeds from the sale of the Aviation Transportation Services segment were used to repay approximately $9.35 million on the Term A Loan during July 2005, leaving an outstanding balance of approximately $8.6 million. As described below, a portion of the Junior Credit Facility was used to pay approximately $3.4 million toward the balance of the Term A Loan, leaving a remaining balance of $5.0 million at September 30, 2005.

JUNIOR CREDIT FACILITY

On August 29, 2005, we completed a $25 million multiple draw term credit facility (“Term B Loan”). Under the terms of the Term B Loan, funding will be done through advances at our request in minimum amounts of $2 million. Quarterly payments in the amount of $0.175 million, plus interest, will begin on April 1, 2008. In the event that we no longer have any senior term debt outstanding, the annual principal amortization of the Term B Loan will be increased to 7.5% of the advances outstanding under the Term B Loan at December 31, 2006. The Term B Loan matures in August 2010 and will accrue interest at the rate of LIBOR plus 8% (11.84% at September 30, 2005). The Term B Loan restricts the payment of cash dividends and contains customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios and limitations on annual capital expenditures. The proceeds from the Term B Loan were used to (i) reduce the current outstanding balance under our Term A Loan by approximately $3.4 million to a balance of $5.0 million; (ii) retire approximately $3.3 million of 8% Subordinated Notes with a payment of $1.5 million cash and the issuance of 750,000 shares of our common stock; (iii) retire $2 million of certain Subordinated Debt with a payment of $1 million cash and the issuance of 200,000 shares of our common stock; and (iv) provide working capital and funds necessary for potential strategic transactions.

CAPITAL LEASES

Prior to September 30, 2005, we had several capital leases for aircraft which generally had lease terms of 60 months at inception of the lease. Aircraft leases either contained a bargain purchase option at the end of the lease or a balloon amount due that can be refinanced over 36 months. From time to time, we acquired an aircraft through cash flows from operations or through the Line which was then sold to a financing company and leased back to us. These sales and lease back transactions were recorded as a capital lease and gains and losses incurred on the sale are deferred and amortized over the life of the lease term or the asset, whichever is shorter. These leases were paid in full with proceeds from the Term A Loan (see above). As mentioned in Note 9, we executed a definitive agreement to sell the equipment and related assets of our Aviation Transportation Services segment for a cash price of $11.0 million on June 30, 2005. The aviation assets which were held under capital lease at December 31, 2004 were sold in that transaction. During May 2005, proceeds from the borrowings under the Term A Loan were used to repay certain aviation leases outstanding at that time.

We also lease several vehicles used in our seismic drilling operations under 40-month capital leases.

Total cost and accumulated depreciation of aircraft and vehicles held under capital leases is as follows (in thousands):

	December 31, 2004	September 30, 2005
Aircraft	$10,009	$—
Vehicles	2,117	1,910

	12,126	1,910
Less: Accumulated depreciation	(1,154)	(897)

Capitalized cost, net	$10,972	$1,013

Depreciation expense for the three and nine months ended September 30, 2005 and 2004 was approximately $0.1 million and $0.2 million and $0.5 million and $0.5 million, respectively, for all assets held under capital lease.

CONVERTIBLE DEBENTURES

Pursuant to a Securities Purchase Agreement dated February 12, 2004, we issued (i) $10,000,000 in principal amount of 3-year, 6.5% fixed rate, Convertible Debentures (the “Debentures”) that were convertible into shares of common stock at an initial conversion price of $7.15 per share, (ii) 1-year common stock Series A Warrants to purchase an aggregate of 700,000 shares of common stock at an initial exercise price of $7.15 per share and (iii) 5-year Common Stock Series B Warrants to purchase an aggregate of 390,000 shares of common stock at an initial exercise price of $8.50 per share. The warrants were not exercisable for a period of six months and one day after the issue date of such warrants and in no event would the exercise price of such warrants be less than $6.15 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.9 million using the Black Scholes option pricing model. The value of these warrants was recorded as a debt discount with a corresponding amount recorded to paid in capital at the date of issuance.

On April 15, 2004, in accordance with the Securities Purchase Agreement, we issued (i) $5,050,000 in principal amount of 3-year, 6.5% fixed rate, Convertible Debentures (collectively with the aforementioned February 12, 2004 issuance hereinafter referred to as the “Debentures”) that were convertible into shares of common stock at an initial conversion price of $7.20 per share, and (ii) 5-year Common Stock Series A Warrants to purchase an aggregate of 151,500 shares of common stock at an initial exercise price of $9.00 per share. The warrants were not exercisable for a period of six months and one day after the issue date of such warrants and in no event would the exercise prices of such warrants be less than $7.11 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.2 million using the Black Scholes option pricing model. The value of the warrants and beneficial conversion feature were recorded as a debt discount with a corresponding amount recorded to paid in capital at the date of issuance.

Total proceeds of $14.2 million were received from the issue of these Debentures, after expenses. Of the total proceeds received, $8.2 million was used to redeem the Series A Convertible 8% Preferred (the “Series A Preferred”) and dividends in February 2004, $4.9 million was used to redeem the Series B Convertible 8% Preferred (the “Series B Preferred”) and dividends in March and April 2004 and the balance used for working capital purposes (See Note 5).

The debt discounts for the February 12, 2004 and April 15, 2004 debentures were $0.9 million and $0.2 million, respectively. The debt discounts are being amortized to interest expense using the effective interest method over the period in which the Debentures can be put to the Company. A total of $0.9 million is included in interest expense and $0.2 million is included in loss on extinguished debt related to the amortization of the debt discounts for the year ended December 31, 2004. There are no charges recorded against operations related to this transaction in the first nine months of 2005.

Prior to maturity of the Debentures, the holders of the Debentures had the right to require the repayment or conversion of up to an aggregate of $13.17 million of the Debentures (the “Put Option”). We registered 5,012,237 shares effective June 30, 2004 covering the resale of common stock that may be issuable pursuant to the conversion of the Debentures and the exercise of the Put Option and all associated warrants, including additional shares that may be issuable due to adjustments for conversion price upon the Debenture conversion, payment of interest with shares and/or the exercise of warrants due to subdivision or combination of our common stock. Pursuant to the Securities Purchase Agreement, the registration of the related common stock triggered the ability of the Debenture holders to exercise the Put Option in ten consecutive non-cumulative and equal monthly installments equal to 8.75% of the face value of the Debentures ($1,316,875) beginning August 1, 2004. Accordingly the Debentures, net of debt discount, were classified as a current liability in the consolidated balance sheet at December 31, 2004. We received, and redeemed for cash, notices from the holders of the Debentures exercising their Put Option for August, September and October 2004. Upon receipt of the Debenture holders’ intent to exercise a Put Option, we had the irrevocable option to deliver cash or, if certain conditions set forth in the Debentures were satisfied, shares of our common stock. If we elected to pay the Put Option with common stock, the underlying shares were valued at a 12.5% discount to the average trading price of our common stock for the applicable pricing period, as defined in the Debenture agreement. The number of shares we were required to deliver was equal to the value of the Put Option installment due divided by the fair market value of our common stock for the applicable pricing period discounted at 12.5%.

As provided for in the terms of the applicable Securities Purchase Agreements, the Debenture holders received Put Option payments of $1.3 million in principal, plus accrued interest, each on August 5, 2004, on September 9, 2004 and on October 25, 2004. In accordance with APB Opinion No. 26 “Early Extinguishment of Debt,” we recorded $0.2 million as a loss on extinguishment of debt in the year ended December 31, 2004 as a result of the early extinguishment of these portions of the Debentures.

On October 8, 2004, we entered into an Amendment and Conditional Waiver Agreement (the “Amendment”) with the holders of the Debentures. Under the terms of the Amendment, the Debenture holders granted us, among other things, the right to pre-pay in cash all, but not less than all, of the outstanding Debentures held by each holder on or prior to November 15, 2004. In exchange for such right, we agreed to allow the holders of the Debentures to convert $2,000 of the principal amount of the April 15, 2004 Debentures into 200,000 shares of common stock at a revised conversion price of $0.01 per share. As a result of this conversion and in accordance with the requirements of SFAS No. 84, “Induced Conversions of Convertible Debt, an amendment to APB Opinion No. 26,” we recorded $0.9 million in debt conversion expense in the fourth quarter of 2004.

On January 25, 2005, we filed suit in United States District Court, Western District of Louisiana against the holders of our Debentures and other third parties (collectively, the “Debenture Holders”). The suit alleges violations by the Debenture Holders pursuant to Section 16(b) of the Securities Exchange Act of 1934. We believe the Debenture Holders acted together for the purpose of illegally acquiring, holding, voting or disposing our equity securities during relevant time periods and have exerted an adverse group influence on the Company and our equity securities. The suit seeks the disgorgement of profits realized by the Debenture Holders from their purchases and sales of our common stock.

On February 25, 2005, one of the Debenture Holders, Portside Growth and Opportunity Fund (“Portside”), notified us of certain alleged events of default under the Debentures issued to Portside (the “Portside Debentures”). As a result of these alleged events of default, Portside demanded that we redeem all of the Portside Debentures held by it in the aggregate principal amount of $2,765,625 on March 2, 2005. Portside also notified us of its intention to commence a civil action against us to obtain a judgment with respect to all amounts owed to it under the Portside Debentures.

On May 18, 2005, in connection with the completion of the Term A Loan, we entered into settlement and debt extinguishment agreements (“Debenture Settlement Agreements”) with each of the Debenture Holders in exchange for our dismissal of the lawsuit filed against the Debenture Holders (see Note 4). Under the terms of the Debenture Settlement Agreements, we agreed to (i) pay the Debenture Holders approximately $4.0 million cash; (ii) immediately issue the Debenture Holders 2.0 million shares of our common stock; and (iii) issue the Debenture Holders approximately $4.3 million of unsecured, subordinated promissory notes (“Subordinated Debenture Notes”). We recorded a gain on debt extinguishment of approximately $0.2 million upon closing these transactions. The Subordinated Debenture Notes will be paid quarterly, with interest in arrears, over 36 months in level payments with interest accruing at the rate of 8% per annum. Execution of the Debenture Settlement Agreements extinguished the terms of the original Debentures and released all parties from any future claims.

On August 26, 2005, we entered into a settlement agreement and mutual release (“Agreement and Release”) with two of the three holders of the Subordinated Debenture Notes. Under terms of the Agreement and Release, we paid $1.5 million in cash from the proceeds of the Term B Loan, and issued 750,000 shares of our common stock in full satisfaction of the applicable Subordinated Debenture Notes. At September 30, 2005, the remaining Subordinated Debenture Note had a balance of approximately $1.0 million.

TRUSSCO NOTES

On June 30, 2004, we purchased Trussco for an aggregate acquisition price of $11.9 million, including $7.3 million in cash, $3.0 million in 5% convertible promissory notes payable to certain stockholders (“Stockholder Notes”) maturing in June 2007, a $1.0 million Earnout Note (see Note 4) and the assumption of approximately $1.6 million in debt and other liabilities. The Stockholder Notes can be prepaid at any time and are convertible into shares of our common stock at a price of $9.40 per share.

On May 18, 2005, in connection with the completion of the Term A Loan, we entered into early debt extinguishment agreements (“Debt Extinguishment Agreements”) with respect to $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note more fully described in Note 4. Under the terms of the Debt Extinguishment Agreements, we were required to (i) issue 0.2 million shares of our common stock; and (ii) pay certain holders of the Stockholder Notes $1.0 million on or before August 16, 2005, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the contingent Earnout Note. The Company recognized a gain on debt extinguishment of $0.3 million upon closing the transaction.

On August 29, 2005, in accordance with the Debt Extinguishment Agreements, we paid $1.0 million in cash from the proceeds of the Term B Loan, and issued 0.2 million shares of our common stock in full satisfaction of $2.0 million of the Stockholder Notes. In addition, we recorded an additional gain on extinguishment of $0.3 million in accordance with the terms of the agreements.

At September 30, 2005, we have $1.0 million of Stockholder Notes outstanding bearing interest at 5% and maturing in June 2007. We also have $2.0 million of contingent Earnout Notes payable at September 30, 2005, none of which have been earned.

INSURANCE NOTES PAYABLE

A portion of our property and casualty insurance premiums are financed through certain short-term installment loan agreements. The insurance notes are payable in monthly installments through June 2006 and accrue interest at a rate of 4.6%.

NOTE 4. COMMITMENTS AND CONTINGENCIES

INSURANCE

Trussco, Inc. maintained a self-insurance program for a portion of its health care and workers’ compensation costs. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and the estimated liability for claims incurred but not reported. As of September 30, 2005, we had $0.2 million of accrued liabilities related to workers’ compensation claims.

Management is not aware of any significant workers’ compensation claims or any significant claims incurred but not reported as of September 30, 2005.

SERIES A AND SERIES B PREFERRED STOCK LITIGATION

On February 13, 2004, we commenced litigation against Steven Stull, one of our former directors, Advantage Capital Partners (“ACP”) and their respective insurers in the Civil District Court for the Parish of Orleans in the State of Louisiana. The suit requests the court to determine our right under our Articles of Incorporation, as amended, to redeem the Series A Preferred Stock rather than to convert the shares into common stock. Furthermore, to the extent the court determines we did not have a right to redeem, rather than convert, the Series A Preferred, the suit requests the court to determine that the unanimous consent of the Board of Directors executed on November 7, 2000 which, among other things, reduced the conversion price of the Series A Preferred from $2.50 to $0.75 (pre-split) per share, is null and void and without effect because it was accomplished by the defendants in violation of fiduciary duties and/or public policy and Louisiana law. We are seeking a declaration that we have the right to redeem, rather than convert, Series A Preferred. Alternatively, we seek (a) a declaration that the Unanimous Consent executed on November 7, 2000 is null and void and without effect; or (b) damages back against Mr. Stull and ACP as a complete set-off to any additional dollars owed by us to ACP as a result of the November 7, 2000 actions.

On March 26, 2004, ACP and its affiliates filed a lawsuit in the United States District Court, Eastern District of Louisiana against us and certain of our executive officers. ACP and its affiliates allege that (i) we and the executive officers misrepresented material facts and failed to disclose material facts related to the intention to redeem our Series A Preferred and Series B Preferred, and (ii) the officers of the Company breached their fiduciary duties. They are claiming damages of approximately $30.0 million. We have agreed to indemnify our executive officers in this matter. Our total costs and legal expenses related to this lawsuit are not currently determinable. This lawsuit presents risks inherent in litigation including continuing expenses, risks of loss, additional claims, and attorney fee liability. We believe that the claims or litigation arising therefrom will have no material impact on us or our business and all disputes surrounding securities matters will likely be covered by our insurance. However, if this lawsuit is decided against us, and if it exceeds our insurance coverage, it could adversely affect our financial condition, results of operations and cash flows.

DEBENTURE LITIGATION

On January 25, 2005, we filed suit in United States District Court, Western District of Louisiana against our Debenture Holders. The suit alleges violations by the Debenture Holders pursuant to Section 16(b) of the Securities Exchange Act of 1934. We believe the Debenture Holders acted together for the purpose of illegally acquiring, holding, voting or disposing our equity securities during relevant time periods and have exerted an adverse group influence on the Company and our equity securities. The suit seeks the disgorgement of profits realized by the Debenture Holders from their purchases and sales of our common stock.

On February 25, 2005, Portside notified us of certain alleged events of default under the Portside Debentures. As a result of these alleged events of default, Portside demanded that we redeem all of the Portside Debentures held by it in the aggregate principal amount of $2,765,625 on March 2, 2005. Portside also notified us of its intention to commence a civil action against us to obtain a judgment with respect to all amounts owed to it under the Portside Debentures.

On May 18, 2005, we entered into Debenture Settlement Agreements with each of the Debenture Holders in exchange for our dismissal of the lawsuit filed against the Debenture Holders. Under the terms of the Debenture Settlement Agreements, we (i) paid the Debenture Holders approximately $4.0 million cash; (ii) immediately issued the Debenture Holders 2.0 million shares of our common stock, and (iii) issued the Debenture Holders approximately $4.3 million of unsecured, subordinated promissory notes (“Subordinated Debenture Notes”). We recorded a gain on debt extinguishment of approximately $0.2 million upon closing of these transactions. The Subordinated Debenture Notes will be paid quarterly, with interest in arrears, over 36 months in level payments with interest accruing at the rate of 8% per annum. Execution of the Debenture Settlement Agreements extinguished the terms of the original Debentures and released all parties from any future claims.

TRUSSCO STOCKHOLDER NOTES AND EARNOUT NOTE

In connection with the acquisition of Trussco, we issued to certain former shareholders of Trussco a promissory note (“Earnout Note”) that will earn interest at a rate of 5% per annum of the amount owed. Under the terms of the Earnout Note, we agreed to pay these shareholders on or before June 30, 2007, the lesser of (i) the amount of $3.0 million, or (ii) the sum of the product of 3.12 times Trussco’s average annual EBITDA (earnings before interest, taxes depreciation and amortization) for the 36 month period ending December 31, 2006 less the sum of $9.0 million plus $1.5 million of Trussco long-term and former shareholder debt existing as of June 30, 2004 that we assumed.

On May 18, 2005, we entered into debt extinguishment agreements with respect to $2.0 million of the Stockholder Notes (See Note 3) and $1.0 million of the Earnout Note. Under the terms of the Debt Extinguishment Agreements, we were required to (i) issue 0.2 million shares of our common stock; and (ii) pay certain holders of the Stockholder Notes $1.0 million on or before August 16, 2005, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note. We recognized a gain on debt extinguishment of $0.3 million upon closing this transaction.

On August 29, 2005, in accordance with the Debt Extinguishment Agreements, we paid $1.0 million in cash from the proceeds of the Term B Loan, and issued 0.2 million shares of our common stock in full satisfaction of $2.0 million of the Stockholder Notes. In addition, the Company recorded an additional gain on extinguishment of $0.3 million in accordance with the terms of the agreements.

At September 30, 2005, we have $1.0 million of Stockholder Notes outstanding bearing interest at 5% and maturing in June 2007. We also have $2.0 million of contingent Earnout Notes payable at September 30, 2005, none of which have been earned.

EXECUTIVE COMPENSATION AGREEMENTS

On June 30, 2004, we amended Restricted Stock Incentive Agreements with certain executive officers and executed Amended and Restated Incentive Agreements (collectively referred to hereinafter as the “Incentive Agreements”) that award stock and/or cash on various vesting dates. Under the terms and conditions of the Incentive Agreements, two executive officers received 40,454 shares and 50,000 shares, respectively. The stock was held in escrow, registered in the name of the executive officers, until it vested 100% on November 4, 2004. Tax equalization payments were also paid to the two executive officers totaling $0.1 million at June 30, 2004. The stock awards were valued at their fair market value at a price of $5.05 per share at June 30, 2004 and recorded, in full, as compensation expense totaling $0.5 million.

The Incentive Agreements also grant these executive officers the right to receive two cash payments each equal to the fair market value of 60,673 shares and 75,000 shares of our common stock, respectively, on the first business day following our annual stockholders’ meeting in 2005 and in 2006. The amounts of such stock-based awards to the executive officers on each vesting date may be paid in cash or, at the sole option of the Compensation Committee, in additional common stock, provided such shares are available for issuance pursuant to the terms of the Fifth Amended and Restated OMNI Energy Services Corp. Stock Incentive Plan (hereinafter the “Plan”). Such shares were not available until November 30, 2004, when the stockholders approved an increase of the number of shares available under the Plan. From June 30, 2004 until November 30, 2004 the awards were accounted for under FASB Interpretations (FIN) No. 28 “Accounting for Stock Appreciation Right and Other Variable Stock Option or Award Plans” as a variable plan, which requires that compensation will be measured at the end of each period at the quoted market price of a share of our common stock and the change in the value of the incentive awards be charged to expense. As such, the awards were revalued at the end of each reporting period at the quoted market price of a share of our common stock. At November 30, 2004, the market value of a share of our common stock was $2.93 resulting in compensation expense under variable accounting of $0.5 million to be recognized through that date. Effective November 30, 2004, we amended these incentive agreements to provide for 100% vesting of the restricted stock and have put into escrow the number of shares of common stock to settle the awards.

We also entered into Stock-Based Award Incentive Agreements (hereinafter “SBA”) with certain executive officers on June 30, 2004. The SBA shall become computed and payable: (a) on the date of the Employee’s termination of employment (for any reason other than resignation or termination for cause), (b) 90 days after the executive’s death or disability, or (c) upon a change in control. The executive managers were awarded 45% and 55%, respectively, of: (1) 10% of the fair market value (hereinafter “FMV”), defined as the average closing price per share on the NASDAQ National Market over the five prior trading days times the number of issued and outstanding shares of the Company, of a share of our common stock greater than or equal to $1.00 but less than $1.50, plus (2) 15% of the FMV of a share of our common stock greater than or equal to $1.50 but less than $2.50, plus (3) 20% of the FMV of a share of our common stock greater than or equal to $2.50 but less than $10.00, plus (4) 15% of the FMV of a share of our common stock greater than or equal to $10.00 but less than $20.00, plus (5) 10% of the FMV of a share of our common stock greater than or equal to $20.00. If no payments have been made, the right terminates on December 31, 2008 or upon termination of employment for resignation or cause, whichever occurs first. The intrinsic value of this award at September 30, 2005 is $7.3 million but no compensation expense has been recorded because the award is contingent on future events, none of which are considered probable at September 30, 2005.

In addition, we entered into employment contracts with certain key executive officers effective until December 31, 2008 with automatic extensions for additional, successive one year periods commencing January 1, 2009, unless either party gives notice of non-renewal as provided for under the terms of the employment contracts.

On April 1, 2005, we entered into a restricted stock agreement with an executive officer. The agreement resulted in the issuance of 30,000 shares of restricted common stock which vest at the rate of 6,000 shares per year beginning on January 17, 2005 and on each anniversary date for the succeeding four years. The base value (fair value at date of issuance) of the shares is $1.45 per share. As the shares vest, their value is included in compensation expense. During the quarter ended June 30, 2005, compensation expense recorded in the financial statements related to this agreement was approximately $9,000. At September 30, 2005, the remaining 24,000 shares of restricted stock were held in escrow. The executive officer’s employment with us terminated on June 30, 2005.

In connection with the acquisition of Trussco (see Note 7), we entered into employment contracts with three former Trussco stockholders effective until December 31, 2006 with automatic extensions for additional, successive one year periods commencing January 1, 2007, unless either party gives notice of non-renewal as provided for under the terms of the employment contracts. Two of these employment contracts were terminated during the three month period ended March 31, 2005.

NOTE 5. STOCKHOLDERS’ EQUITY

PREFERRED STOCK

During the years ended December 31, 1999, 2000 and 2001, we privately placed subordinated debentures totaling $7.5 million, $3.4 million and $1.5 million, respectively with an affiliate. The debentures matured five years from their date of issue and accrued interest at various rates ranging from a fixed rate of 12% per annum to a variable rate of interest starting at 12% per annum and escalating to 20% per annum. In October 2000, we agreed to convert $4.6 million of the subordinated debentures into our Series A Preferred which is convertible into shares of our common stock at a conversion price of $2.25 per share. In May 2001, we agreed to pay the affiliate $3.0 million cash plus issue to the affiliate $4.6 million of our Series B Preferred in satisfaction of all of the remaining outstanding subordinated debentures including accrued interest of $1.8 million. The Series B Preferred are convertible into shares of our common stock at a conversion price of $3.75 per share. This transaction resulted in the affiliate agreeing to forgive $1.0 million of indebtedness, which has been reflected as a capital contribution from the affiliate rather than as income in the accompanying financial statements. The Series A Preferred and Series B Preferred earn dividends at a rate of 8% of which dividends of $484,000, $484,000 and $490,000 were recorded during the years ended December 31, 2002, 2003 and 2004, respectively. In February 2004, we issued $10.0 million of 6.5% Subordinated Convertible Debentures (See Note 3). The proceeds were used to redeem $8.2 million of the Series A Preferred outstanding, including accrued dividends of $0.7 million. The remaining 25 shares of Series A Preferred were redeemed in April 2004 for $0.03 million. At September 30, 2005, there are no shares of Series A Preferred outstanding. During the first quarter of 2004, we redeemed 2,286 shares of the Series B Preferred for $2.4 million, including accrued dividends of $0.1 million. In April 2004, we redeemed 2,285 shares of the total of 2,314 shares of the Series B Preferred outstanding for $2.5 million, including accrued dividends of $0.2 million. At September 30, 2005, 29 shares of Series B Preferred remain outstanding.

In connection with the original issuance of the subordinated debentures, we issued to the affiliate detachable warrants to purchase 1,912,833 shares of our common stock, of which 293,055 shares were transferred in 2003 to settle certain litigation and 858,678 shares were cancelled. The balance of 761,100 shares was exercised during the first quarter of 2004 at an exercise price of $2.25 per share.

On May 17, 2005, we entered into a Securities Purchase Agreement with certain of our affiliates and executive officers to issue up to $5.0 million of Series C 9% Convertible Preferred Stock (the “Series C Preferred”) in conjunction with the completion of the Senior Credit Facility more fully described in Note 3. Our Series C Preferred is convertible into shares of our common stock at a conversion price of $1.95 per share and includes detachable warrants to purchase up to 6,550,000 additional shares of our common stock at exercise prices ranging between $1.95 and $3.50 per share. The conversion prices of our Series C 9% Convertible Preferred Stock and the warrant exercise prices were supported by a fairness opinion issued by a third party. The transactions contemplated by the Securities Purchase Agreement closed in two tranches. On May 17, 2005, we issued an aggregate of 3,500 shares of Series C Preferred and warrants to acquire 4,585,000 shares of the Company’s common stock, in exchange for $3.3 million, net of offering costs of $0.2 million. The proceeds of the issuance were allocated to the warrants and preferred stock based on the relative fair value of each instrument. The value attributed to the warrants was $2.9 million ($2.7 million net of offering costs) and was recorded as additional paid in capital while $0.6 million was the attributed value to the preferred stock. In addition, the conversion terms of the preferred stock result in a beneficial conversion feature valued at approximately $0.6 million. As a result, of the terms of conversion, we recorded a one time charge to retained earnings for this amount representing a deemed dividend to the preferred stockholders with the offset recorded in additional paid in capital.

On August 29, 2005, the remainder of the Series C Preferred and warrants were issued generating gross proceeds of $1.5 million. The proceeds of the issuance of the second tranche were allocated to the warrants and preferred stock based on the relative fair value of each instrument. The entire value of $1.5 million was attributed to the fair value of the warrants and was recorded as additional paid in capital. In addition, the conversion terms of the preferred stock issued in the second tranche resulted in no beneficial conversion feature.

As mentioned in Note 3, the Term A Loan and the Term B Loan restrict the payment of cash dividends. Consequently, the dividend obligation related to the Series C Preferred has been satisfied through the issuance of payment-in-kind (“PIK”) dividends. The PIK dividends are paid through the issuance of additional shares of Series C Preferred. These additional shares of preferred stock do not have warrants attached to them. During the three months ended September 30, 2005, 35 shares of Series C Preferred were issued as PIK dividends. In addition, the conversion terms of the preferred stock issued as PIK dividends resulted in an immaterial beneficial conversion feature. As a result of these PIK dividends, we recorded a one time charge to retained earnings representing a dividend to the preferred stockholders with the offset recorded in additional paid in capital.

COMMON STOCK ISSUED

As discussed in Note 3, we issued 2,000,000 and 750,000 shares of common stock with fair values of $3.2 million and $1.7 million, respectively, to the Debenture Holders as part of the conversion of the Debentures in connection with the Debenture Settlement Agreements and the Agreement and Release with two of the three holders of the Subordinated Debenture Notes.

As discussed in Note 3, we issued 200,000 shares of common stock with a fair value of $374,000 to certain former Trussco stockholders as part of the early extinguishment of certain Trussco Stockholder Notes.

During the nine months ended September 30, 2005, pursuant to our Stock Incentive Plan discussed in Note 4, we issued 30,000 restricted shares of common stock to an employee with a fair value of $43,500. As of September 30, 2005, 6,000 of these shares have vested and been recognized as compensation expense.

EARNINGS PER SHARE

Basic earning per share (“EPS”) is determined by dividing income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if options, convertible debt and other contracts to issue shares of common stock were exercised or converted into common stock.

For the three and nine months ended September 30, 2005, we had 478,095 and 724,829 common stock options outstanding, respectively, and warrants to purchase 1,380,087 and 1,913,807 shares of common stock, respectively, that were excluded from the calculation of dilutive EPS because they were anti-dilutive. For the Basic and Diluted EPS calculation as of September 30, 2005, we also had preferred stock convertible into 2,571,836 shares of common stock that were also excluded because their effects were anti-dilutive.

Likewise, we had 89,934 and 33,852 options outstanding, respectively, and warrants to purchase 1,257,804 and 1,017,859 shares of common stock, respectively, for the three and nine months ended September 30, 2004 that were excluded from the calculation because we had a net loss from operations and their effect was anti-dilutive. For the Basic and Diluted EPS calculation as of September 30, 2004, we also had preferred stock convertible into 7,733 shares of common stock, debentures convertible into 1,732,492 shares of common stock and convertible promissory notes convertible into 319,149 shares of common stock that were excluded from the calculation because we had a net loss from operations and their effect was anti-dilutive.

Dividends on, and the non-cash charge related to the beneficial conversion feature of, our preferred stock amounted to $0.0 million ($0.00 per common share) and $0.1 million ($0.01 per common share) for the three months ended September 30, 2004 and 2005, respectively, and $0.5 million ($0.05 per common share) and $0.8 million ($0.06 per common share) for the nine months ended September 30, 2004 and 2005, respectively.

The following table reconciles net loss available to common stockholders and common equivalent shares for the Basic EPS calculation to net loss available to common stockholders and common equivalent shares for the Diluted EPS calculation as of and for the three and nine months ended September 30, 2005 and 2004, respectively (in thousands):

	Three Months Ended
	September 30, 2004		September 30, 2005
	Dollars	Shares	Dollars	Shares
Basic EPS net loss available to common stockholders and common equivalent shares	$(3,468)	11,160	$(353)	14,078
Add: Options and warrants convertible into common stock	—	—	—	1,034

Diluted EPS net loss available to common stockholders and common equivalent shares	$(3,468)	11,160	$(353)	15,112

	Nine Months Ended
	September 30, 2004		September 30, 2005
	Dollars	Shares	Dollars	Shares
Basic EPS net loss available to common stockholders and common equivalent shares	$(4,755)	10,723	$(5,157)	12,676
Add: Options and warrants convertible into common stock	—	—	—	140

Diluted EPS net loss available to common stockholders and common equivalent shares	$(4,755)	10,723	$(5,157)	12,816

NOTE 6. SEGMENT INFORMATION

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. Currently, we conduct our operations principally in three segments – Seismic Drilling, Aviation Transportation Services and Environmental Services, all of which operate exclusively in North America. The Seismic Drilling segment is comprised of three divisions – Drilling, Survey and Permitting. With the sale of the equipment and related assets of our Aviation Transportation Services segment on July 29, 2005 (see Note 9), we will report two segments in the future.

The segment classified as corporate includes all other operating activities to support the executive officers, capital structure and costs of being a public registrant. These costs are not allocated to the business segments by management when determining segment profit or loss.

Drilling revenue is derived primarily from drilling and loading of the source points for seismic analysis. Aviation revenue is derived through transport of geophones and recorders used to collect the seismic data between receiving points, transport heli-portable drilling units into remote or otherwise inaccessible terrain, transport people and equipment to offshore oil and gas platforms and rigs. Survey revenue is recorded after the customer has determined the placement of source and receiving points, and after survey crews are sent into the field to plot each source and receiving point prior to drilling. Permitting revenue is derived from services provided in conjunction with obtaining permits from landowners. Environmental revenue is earned from tank and vessel cleaning. The following table shows segment information (net of intercompany transactions) as adjusted for the discontinued operations of the Aviation Transportation Services segment for the three months and nine months ended September 30, 2005 and 2004 (in thousands):

THREE MONTHS ENDED SEPTEMBER 30,	SEISMIC DRILLING	AVIATION TRANSPORTATION	ENVIRONMENTAL SERVICES	CORPORATE	TOTAL
2005
Operating revenues	$5,237	$—	$4,386	$—	$9,623
Operating income (loss)	231	—	451	(749)	(67)
Interest expense	—	—	7	681	688
Depreciation and amortization	827	—	301	2	1,130
Loss from discontinued operations	—	(411)	—	—	(411)
Identifiable assets	16,316	831	13,047	12,475	42,669
Capital expenditures	8	—	310	—	318
2004
Operating revenues	$6,986	$—	$4,290	$—	$11,276
Operating income (loss)	399	—	367	(1,422)	(656)
Interest expense	—	—	40	661	701
Depreciation and amortization	851	—	416	—	1,267
Loss from discontinued operations	—	(2,016)	—	—	(2,016)
Identifiable assets	22,218	23,461	13,782	12,374	71,835
Capital expenditures	103	604	16	2	725

NINE MONTHS ENDED SEPTEMBER 30,	SEISMIC DRILLING	AVIATION TRANSPORTATION	ENVIRONMENTAL SERVICES	CORPORATE	TOTAL
2005
Operating revenues	$19,302	$—	$12,899	$—	$32,201
Operating income (loss)	2,582	—	1,263	(2,115)	1,730
Interest expense	—	—	81	1,885	1,966
Depreciation and amortization	2,536	—	1,080	2	3,618
Loss on disposal of discontinued operations assets	—	(2,271)	—	—	(2,271)
Loss from discontinued operations	—	(3,273)	—	—	(3,273)
Identifiable assets	16,316	831	13,047	12,475	42,669
Capital expenditures	75	140	350	—	565
2004
Operating revenues	$23,641	$—	$4,290	$—	$27,931
Operating income (loss)	2,125	—	367	(4,721)	(2,229)
Interest expense	—	—	40	1,430	1,470
Depreciation and amortization	2,546	—	416	—	2,962
Loss from discontinued operations	—	(323)	—	—	(323)
Identifiable assets	22,218	23,461	13,782	12,374	71,835
Capital expenditures	153	4,223	16	77	4,469

Due to the sale of the equipment and related assets of our Aviation Transportation Services segment (see Note 9), the information presented in the tables above for the three and nine months ended September 30, 2004 has been adjusted to give the effect of the disposition of the Aviation Transportation Services segment as a discontinued operation.

NOTE 7. ACQUISITIONS

AMERICAN HELICOPTERS, INC.

On November 20, 2003, we purchased American Helicopters, Inc. (“AHI”) for an aggregate acquisition price of $5.4 million including $4.6 million of cash and the assumption of $0.8 million of certain liabilities. AHI operated 17 helicopters from base locations in Louisiana and Texas and was headquartered in Angleton, Texas. The infrastructure received through this acquisition significantly increased our ability to provide aviation services to oil and gas companies operating in the offshore waters in the Gulf of Mexico. The results of AHI’s operations have been included in our consolidated financial statements since the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed for the acquisition of AHI at the date of acquisition (in thousands):

BALANCE SHEET DATA

Current assets, including cash of $542	$2,129
Property, plant, and equipment	3,322
Current liabilities	(598)
Long-term liabilities	(213)

Cash purchase price	$4,640

In 2004, we made an adjustment to the purchase price for additional liabilities assumed since the date of acquisition totaling $0.2 million, which increased the total cash purchase price to $4.8 million. The adjustment increased property and equipment with an offsetting amount to current liabilities. Additional fees of $0.3 million associated with the acquisition were capitalized to intangibles and are being amortized over five years.

Subsequent to March 31, 2004, we elected to discontinue operating out of our Brazoria, Texas location. On June 30, 2005, a definitive agreement was signed to sell the remainder of the equipment and related assets of our Aviation Transportation Services segment (see Note 9).

TRUSSCO

On June 30, 2004, we acquired Trussco for an aggregate acquisition price of $11.9 million, including $7.3 million in cash, $3.0 million in 5% convertible promissory notes payable to certain stockholders (“Stockholder Notes”) maturing in June 2007 and the assumption of approximately $1.6 million in debt and other liabilities. The Stockholder Notes can be prepaid at any time and are convertible into shares of our common stock at a price of $9.40 per share. Trussco is a leading provider of dock-side and offshore tank, vessel, boat and barge cleaning services principally to major and independent oil and gas companies operating in the Gulf of Mexico. The acquisition will increase our revenue and customer base and offers cross-selling opportunities with our aviation transportation division. Correspondingly, $3.9 million was allocated to intangible assets attributable to customer lists and other industry-specific intangible assets. The results of Trussco operations are included in our consolidated financial statements since the date of the acquisition.

In connection with the acquisition of Trussco, we issued to certain former shareholders of Trussco an Earnout Note that will earn interest at a rate of 5% per annum of the amount owed. Under the terms of the Earnout Note, we agree to pay these shareholders on or before June 30, 2007, the lesser of (i) the amount of $3.0 million, or (ii) the sum of the product of 3.12 times Trussco’s average annual EBITDA (earnings before interest, taxes depreciation and amortization) for the 36 month period ending December 31, 2006, less the sum of $9.0 million plus $1.5 million of Trussco long-term and former shareholder debt existing as of June 30, 2004 that we assumed. As of September 30, 2005, no amounts have been earned under the earn-out notes.

On May 18, 2005, we entered into Debt Extinguishment Agreements with respect to $2.0 million of the Stockholder Notes and $1.0 million of the Earnout Note. Under the terms of the Debt Extinguishment Agreements, we were required to (i) issue 0.2 million shares of our common stock; and (ii) pay certain holders of the Stockholder Notes $1.0 million on or before August 16, 2005, in full and complete satisfaction of $2.0 million of the Stockholder Notes and $1.0 million of the contingent Earnout Note. We recognized a gain on debt extinguishment of $0.3 million upon closing this transaction.

On August 29, 2005, in accordance with the Debt Extinguishment Agreements, we paid $1.0 million in cash from proceeds of the Term B Loan, and issued 0.2 million shares of our common stock in full satisfaction of $2.0 million of the Stockholder Notes. In addition, we recorded an additional gain on extinguishment of $0.3 million in accordance with the terms of the agreements.

At September 30, 2005, we have $1.0 million of Stockholder Notes outstanding and $2.0 million of contingent Earnout Notes payable, none of which have been earned.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The property and equipment are being amortized over five years with no residual value. The intangible assets are being amortized over various periods ranging from three to 20 years based on a valuation supported by a fairness opinion issued by an independent third party. The allocation of the purchase price is subject to adjustment as acquired asset and liability values are being finalized and certain “look back” provisions are resolved (in thousands):

Current assets (includes cash of $427)	$3,618
Property and equipment	3,695
Other assets	19
Intangible assets	4,644
Current liabilities	(1,460)
Assumption of debt	(177)
Stockholder notes	(3,000)

Cash purchase price	$7,339

In July 2004, we incurred fees for merchant banking services provided during the Trussco acquisition. The fees were earned upon signing of final documents and the receipt of title to assets. The total fees included $0.5 million cash, increasing the cash purchase price to $7.8 million, 69,930 shares of restricted stock and five year common stock warrants to purchase 100,000 shares of our common stock at an exercise price of $7.15 per share. The restricted stock was valued at the common stock price on July 1, 2004 of $4.89 per share, or $0.3 million. The warrants are not exercisable for a period of one-year after the issue date of such warrants. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.2 million using the Black Scholes option pricing model. The total value of fees of $1.0 million were capitalized as part of the allocation of the purchase price and assigned to intangibles associated with the Trussco acquisition. Other intangible costs associated with the transaction are being amortized over various time periods ranging from three to twenty years.

The pro forma unaudited results summarized below reflects our consolidated pro forma results of operations as if Trussco was acquired on January 1, 2004:

NINE MONTHS ENDED SEPTEMBER 30, 2004
(in thousands, except per share amounts)
INCOME STATEMENT DATA
Operating revenue	$37,404
Operating expenses	$39,264
Loss from continuing operations available to common stockholders	$(4,439)
Loss from discontinued operations	(323)

Net loss available to common stockholders	$(4,762)

Basic loss per common share:
Loss from continuing operations available to common stockholders	$(0.41)
Income from discontinued operations	(0.03)

Net loss available to common stockholders	$(0.44)

Diluted loss per common share:
Loss from continuing operations available to common stockholders	$(0.41)
Income from discontinued operations	(0.03)

Net loss available to common stockholders	$(0.44)

NOTE 8. INCOME TAXES

As of September 30, 2005, for income tax purposes, we had net operating loss carryforwards (NOLs) of approximately $52.2 million. The NOLs will expire commencing in 2018. We account for income taxes under the provision of SFAS No. 109, which requires recognition of future tax benefits (NOLs and other temporary differences), subject to a valuation allowance based on more likely than not that such asset will be realized. In determining whether it is more-likely-than-not that we will realize such tax asset, SFAS No. 109 requires that all negative and positive evidence be considered (with more weight given to evidence that is “objective and verifiable”) in making the determination. SFAS No. 109 indicates that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years”; therefore we determined that it was required by the provision of SFAS No. 109 to maintain a valuation allowance which is approximately $17.3 million at September 30, 2005. During September 2005, the Company determined that its deferred tax asset attributable to its discontinued operation was no longer recoverable and established an allowance against this tax asset of $0.5 million. Further evaluation of the deferred tax asset associated with our continuing operations suggested that estimated future taxable earnings would be higher thus the allowance against the deferred tax asset attributable to our continuing operations was reduced by a like amount. Future favorable adjustments to the valuation allowance may be required if and when circumstances change.

NOTE 9. DISCONTINUED OPERATIONS

On November 20, 2003, we purchased American Helicopters, Inc. (“AHI”), resulting in the acquisition of 13 helicopters and four leased helicopters at bases located in Louisiana and Texas. AHI was strategically targeted and purchased for the infrastructure of aircraft, fueling stations, flight (customer) following and pilot and mechanic organizations.

We made the decision in July 2004, after owning AHI for approximately eight months, to exit from the Texas location in Brazoria County, to begin the withdrawal of business activity with AHI customers and to move all operations to our main operating facility in Louisiana. This strategy also fit with the planned completion of the Intracoastal City (Mouton Cove) facility as a central base of operations. Our planned strategy was to get all of our fleet under the OMNI Federal Aviation Agency 135 certificate and to market our flight services to larger independent and major independent customers. Our strategy was to service operators that require aircraft geared to crew change and larger passenger capacity such as Model 407s and S-76s, which allow for higher rates and use. The large operators work from Master Service Agreements which met our needs for higher, more fixed pricing and fixed unit structures. The plan encompassed relocation of personnel, the elimination of certain duplicate positions, and the negotiation of early release of operating leases at the Brazoria County facility. The costs we would incur include travel and re-location costs for personnel who are relocated, costs associated with the transfer of aircraft to the 135 certificate, termination costs for personnel who are eliminated, any costs incurred to obtain an early release of operating leases at the Brazoria County facility and other direct costs related to the exit of this business group. As a result, in September 2004 we surrendered the AHI 135 Certificate.

On July 29, 2005, we sold the equipment and related assets of our Aviation Transportation Services segment for a cash price of $11.0 million. Accordingly, the Aviation Transportation Services segment has been accounted for as a discontinued operation in the accompanying financial statements. Furthermore, amounts previously reported for the three and nine months ended September 30, 2004 have been adjusted so that they are presented on a comparable basis.

Interest expense was allocated to the discontinued operations (Aviation Transportation Services segment) in accordance with the provisions of the EITF No. 87-24 “Allocation of Interest to Discontinued Operations”. The total amounts of interest expense included in income (loss) from discontinued operations is $0.1 million and $0.5 million for the three month periods ended September 30, 2005 and 2004, respectively, and $1.0 million and $1.1 million for the nine month periods ended September 30, 2005 and 2004, respectively.

The activity of the Aviation Transportation Services segment for the three and nine month periods ended September 30, 2004 and 2005, respectively, is as follows (in thousands):

	Three Months Ended September 30,		Nine months Ended September 30,
	2004	2005	2004	2005
Operating revenue	$4,214	$—	$12,647	$4,880
Operating expenses:
Direct costs	4,810	(188)	9,459	4,122
Depreciation and amortization	271	—	836	521
General and administrative expenses	488	(72)	1,411	797

Total operating expenses	5,569	(260)	11,706	5,440
Asset impairment	—	—	—	504

Operating income (loss)	(1,355)	260	941	(1,064)
Interest expense	508	118	1,112	1,029
Loss on debt extinguishment	—	—	—	733
Other (income) expense, net	153	45	152	(61)

Income (loss) from operations before income taxes	(2,016)	97	(323)	(2,765)
Provision for income taxes	—	(508)	—	(508)

Net loss	$(2,016)	$(411)	$(323)	$(3,273)

LOSS ON DISPOSAL OF AVIATION TRANSPORTATION SERVICES SEGMENT

As a result of the sale of the Aviation Transportation Services segment, we incurred a loss in the amount of $2.3 million. The table below presents the assets of the Aviation Transportation Services segment as of September 30, 2005 which were removed from the balance sheet as a result of the sale (in thousands):

Inventory		$1,567
Other receivable		411
Prepaid expenses		411
Aircraft held for sale		370
Property, plant and equipment		11,079
Less: accumulated depreciation		(1,708)
Other assets, net of accumulated amortization
Acquisition costs	$13
Intangible assets	207
Loan closing costs	921

Total book value of assets sold		1,141

		$13,271

The loss on the disposal of the aviation division is calculated as follows (in thousands):

Proceeds from the sale	$11,000
Less: book value of assets sold	(13,271)

Loss on sale of aviation division	$(2,271)

NOTE 10. RELATED PARTY TRANSACTIONS.

During the three month period ended March 31, 2005 and the year ended December 31, 2004, two of our executive officers deferred receipt of salary totaling $120,000 and $37,000, respectively. Beginning in the quarter ended June 30, 2005 and continuing in the quarter ended September 30, 2005, we made payments toward these amounts totaling $157,000. The total amount owed to these two executive officers at September 30, 2005 and December 31, 2004 was $0 and $37,000, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

OMNI Energy Services Corp.

We have audited the accompanying consolidated balance sheet of OMNI Energy Services Corp. as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OMNI Energy Services Corp. at December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As referred to in Note 1, the accompanying consolidated financial statements have been prepared assuming the Company will continue on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered a significant loss from operations during the current year, has a working capital deficit, is currently in default on certain of its debt instruments, and will require capital funding from sources other than operations to meet its current debt obligations. In the past two years, the Company has been required to raise additional capital by the issuance of both equity and debt instruments. There are no commitments from funding sources, debt or equity, in the event that cash flows are not sufficient to fund ongoing operations or other cash commitments as they come due. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management will be required to raise additional capital in the near term through offerings of equity or debt securities to fund the Company’s debt service obligations and its operations. No assurance can be given that such financing will be available or, if available, that it will be on commercially favorable terms. Moreover, available financing may be dilutive to current investors.

Management’s plans regarding these matters are also described in Note 1. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas

April 4, 2005

(Except for Note 13 and Note 15

for which the date is July 29, 2005)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

OMNI Energy Services Corp.

We have audited the accompanying consolidated balance sheet of OMNI Energy Services Corp. as of December 31, 2003, as restated, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the consolidated December 31, 2003 balance sheet and the consolidated statements of operations and cash flows for the year then ended, have been restated to give effect to the Company’s aviation transportation services segment discontinued operations. The Company also restated its consolidated balance sheet as of December 31, 2003 to reclassify its line of credit from long-term to current in accordance with EITF 95-22 “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement.”

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the consolidated financial position of OMNI Energy Services Corp. as of December 31, 2003, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ FITTS, ROBERTS & CO., P.C.

Houston, Texas

March 12, 2004, except as to Notes 1, 11 and 13 as they

relate to 2003 and the 10th paragraph of Note 15, for

which the date is July 29, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

OMNI Energy Services Corp.

We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of OMNI Energy Services Corp. for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of OMNI Energy Services Corp. for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 27, 2003,

except for the 3rd paragraph of Note 13

and the 10th paragraph of Note 15,

as to which the date is July 29, 2005

OMNI ENERGY SERVICES CORP.

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
	2003	2004
	(dollars in thousands)
	(restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$572	$1,043
Trade receivables, net	5,465	7,824
Other receivables	78	62
Parts and supplies inventory	1,783	2,093
Prepaid expenses and other current assets	1,201	2,943
Deferred tax asset	1,492	1,492
Current assets of discontinued operations	7,602	6,562
Assets held for sale	—	108
Assets held for sale of discontinued operations	—	3,834

Total current assets	18,193	25,961

PROPERTY, PLANT AND EQUIPMENT, NET:
Property, plant and equipment, net	17,404	18,965
Property, plant and equipment of discontinued operations, net	9,706	10,839

Total property, plant and equipment, net	27,110	29,804

OTHER ASSETS:
Goodwill	2,006	2,006
Customer intangible assets, net	1,720	1,620
Licenses, permits and other intangible assets, net	—	5,142
Other assets	1,137	1,144
Other non-current assets of discontinued operations	123	236

	4,986	10,148

TOTAL ASSETS	$50,289	$65,913

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,628	$7,967
Accrued expenses	1,627	2,379
Current maturities of long-term debt	1,098	6,394
Insurance notes payable	1,187	2,500
Line of credit	4,633	9,162
Convertible debentures	—	11,097
Current maturities of long-term debt, discontinued operations	953	5,214
Current liabilities of discontinued operations	1,825	3,384

Total current liabilities	15,951	48,097

LONG-TERM LIABILITIES:
Long-term debt, less current maturities	5,170	5,864
Other long-term liabilities	328	100
Long-term debt of discontinued operations, less current maturities	4,454	6,988

Total long-term liabilities	9,952	12,952

Total liabilities	25,903	61,049

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Convertible 8% Preferred stock, no par value, 5,000,000 shares authorized; 7,500 shares of Series A and 4,600 shares of Series B issued and outstanding at December 31, 2003 and 29 shares of Series B issued and outstanding at December 31, 2004, liquidation preference of $1,000 per share	12,100	29
Common stock, $.01 par value, 45,000,000 shares authorized; 9,569,729 and 11,679,565 issued and 9,207,929 and 11,408,219 outstanding at December 31, 2003 and 2004, respectively	96	117

Treasury stock, 361,800 and 271,346 shares, at cost, at December 31, 2003 and 2004, respectively	(706)	(529)
Preferred stock dividends declared	484	2
Additional paid-in capital	57,882	65,448
Accumulated other comprehensive loss	(12)	—
Accumulated deficit	(45,458)	(60,203)

Total stockholders’ equity	24,386	4,864

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$50,289	$65,913

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31,
	2002	2003	2004
	(in thousands, except per share data)
Operating revenue	$24,592	$31,555	$39,064
Operating expenses:
Direct costs	17,178	21,586	28,510
Depreciation and amortization	3,270	3,355	4,282
General and administrative expenses	3,186	3,718	9,464

Total operating expenses	23,634	28,659	42,256

Operating income (loss)	958	2,896	(3,192)
Interest expense	799	943	3,288
Loss on debenture conversion inducement and debt extinguishment	—	—	729
Other (income) expense	(115)	(114)	290

Income (loss) before income taxes	274	2,067	(7,499)
Income tax benefit	400	1,092	—

Net income (loss) from continuing operations	674	3,159	(7,499)
Income (loss) from discontinued operations, net of taxes	534	324	(6,756)

Net income (loss)	1,208	3,483	(14,255)
Dividends and accretion of preferred stock	(484)	(484)	(490)

Net income (loss) available to common stockholders	$724	$2,999	$(14,745)

Basic income (loss) per common share:
Income (loss) from continuing operations	$0.02	$0.30	$(0.73)
Income (loss) from discontinued operations	0.06	0.04	(0.62)

Net income available to common stockholders	$0.08	$0.34	$(1.35)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.02	$0.28	$(0.73)
Income (loss) from discontinued operations	0.06	0.03	(0.62)

Net income (loss) available to common stockholders	$0.08	$0.31	$(1.35)

Number of shares used in calculating income (loss) per share:
Basic	8,739	8,772	10,884
Diluted	8,745	11,362	10,884

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	PREFERRED STOCK		COMMON STOCK		TREASURY STOCK
	SHARES	AMOUNT	SHARES	AMOUNT	AMOUNT
	(dollars in thousands)
BALANCE, December 31, 2001	7,500	$11,616	9,098,445	$90	$(706)
— Stock option exercise for cash	—	—	3,333	1	—
— Conversion of subordinated debt into preferred stock	4,600	—	—	—	—
— Accretion of preferred stock	—	484	—	—	—
Comprehensive income:
— Net income	—	—	—	—	—
— Foreign currency translation adjustments	—	—	—	—	—

Total comprehensive income
BALANCE, December 31, 2002	12,100	12,100	9,101,778	91	(706)
— Stock option exercise for cash	—	—	467,951	5	—
— Preferred stock dividends declared	—	—	—	—	—
Comprehensive income:
— Net income	—	—	—	—	—
— Foreign currency translation adjustments	—	—	—	—	—

Total comprehensive income
BALANCE, December 31, 2003	12,100	12,100	9,569,729	96	(706)
— Issuance of common stock for services	—	—	69,930	1	—
— Issuance of common stock warrants for services	—	—	—	—	—
— Convertible debenture warrants recorded as debt discount	—	—	—	—	—
— Debenture conversion inducement	—	—	200,000	2	—
— Stock based compensation	—	—	—	—	—
— Stock option and warrant exercised for cash	—	—	1,839,906	18	—
— Preferred stock dividends declared	—	—	—	—	—
— Preferred stock dividends paid	—	—	—	—	—
— Redemption of preferred stock	(12,071)	(12,071)	—	—	—
— Issuance of treasury shares for stock based compensation	—	—	—	—	177
Comprehensive income:
— Net loss	—	—	—	—	—
— Foreign currency translation adjustments	—	—	—	—	—

Total comprehensive loss
BALANCE, December 31, 2004	29	$29	11,679,565	$117	$(529)

	PREFERRED STOCK DIVIDEND DECLARED	ADDITIONAL PAID-IN CAPITAL	ACCUMULATIVE OTHER COMPREHENSIVE LOSS	ACCUMULATIVE DEFICIT	TOTAL
	(dollars in thousands)
BALANCE, December 31, 2001	$—	$56,826	$(83)	$(49,183)	$18,560
— Stock options exercised for cash	—	5	—	—	6
— Conversion of subordinated debt into preferred stock	—	—	—	—	—
— Accretion of preferred stock	—	—	—	(484)	—
Comprehensive income:
— Net income	—	—	—	1,210	1,210
— Foreign currency translation adjustments	—	—	5	—	5

Total comprehensive income					1,215

BALANCE, December 31, 2002	—	56,831	(78)	(48,457)	19,781
— Stock options exercised for cash	—	1,051	—	—	1,056
— Preferred stock dividends declared	484	—	—	(484)	—
Comprehensive income:
— Net income	—	—	—	3,483	3,483
— Foreign currency translation adjustments	—	—	66	—	66

Total comprehensive income					3,549

BALANCE, December 31, 2003	484	57,882	(12)	(45,458)	24,386
— Issuance of common stock for services	—	340	—	—	341
— Issuance of common stock warrants for services	—	157	—	—	157
— Convertible debenture warrants recorded as debt discount	—	1,110	—	—	1,110
— Debenture conversion inducement	—	939	—	—	941
— Stock based compensation	—	795	—	—	795
— Stock options and warrants exercised for cash	—	3,930	—	—	3,948
— Preferred stock dividends declared	490	—	—	(490)	—
— Preferred stock dividends paid	(972)	—	—	—	(972)
— Redemption of preferred stock	—	—	—	—	(12,071)
— Issuance of treasury shares for stock based compensation	—	295	—	—	472
Comprehensive income:
— Net loss	—	—	—	(14,255)	(14,255)
— Foreign currency translation adjustments	—	—	12	—	12

Total comprehensive loss					(14,243)

BALANCE, December 31, 2004	$2	$65,448	$—	$(60,203)	$4,864

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
	2002	2003	2004
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$674	$3,159	$(7,499)
Income (loss) from discontinued operations	534	324	(6,756)

	1,208	3,483	(14,255)

Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	3,784	4,299	5,350
(Gain) loss on property, plant and equipment disposals	(13)	(108)	352
Stock based compensation expense	—	124	1,268
Accretion of convertible debenture discount	—	—	942
Amortization of loan closing costs	—	—	1,447
Foreign currency translation adjustments	—	66	12
Allowance for uncollectible accounts	(134)	—	—
Loss on debenture conversion inducement and extinguishment of debt	—	—	1,008
Minority interest	—	(221)	—
Asset impairment and other charges	—	367	4,174
Deferred taxes	(400)	(1,600)	—
Changes in operating assets and liabilities:
Trade Receivables	(1,047)	(1,152)	425
Other receivables	514	(832)	40
Parts and Supplies inventory	166	(380)	(527)
Prepaid expenses and other current assets	2,696	1,979	266
Other assets	(1,933)	(855)	349
Accounts payable and accrued expenses	31	494	5,317
Due to affiliates and stockholders/members	143	—	—
Other long term liabilities	—	—	(228)

Net cash provided by operating activities of continuing operations	5,015	5,664	5,940

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash received	(2,076)	(4,099)	(7,768)
Proceeds from disposal of property, plant and equipment	1,067	435	1,629
Purchase of property, plant and equipment	(892)	(494)	(6,898)

Net cash used in investing activities of continuing operations	(1,901)	(4,158)	(13,037)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	3,500	152	9,114
Principal payments on long-term debt	(7,731)	(4,375)	(10,282)
Borrowings on line of credit, net	966	1,654	4,529
Proceeds from helicopter sale and leaseback transactions	—	—	4,084
Proceeds from issuance of convertible debentures	—	—	14,159
Repayment of convertible debentures	—	—	(3,062)
Redemption of preferred stock and dividends	—	—	(13,043)
Loan closing costs	(384)	—	(1,879)
Proceeds from issuance of common stock for exercise of stock options and warrants	6	931	3,948

Net cash provided by (used in) financing activities of continuing operations	(3,643)	(1,638)	7,568

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(529)	(132)	471
CASH, at beginning of year	1,233	704	572

CASH, at end of year	$704	$572	$1,043

SUPPLEMENTAL CASH FLOW DISCLOSURES:
CASH PAID FOR INTEREST	$1,079	$978	$2,101

CASH PAID FOR TAXES	$—	$—	$—

SUPPLEMENTAL NON-CASH DISCLOSURES:
EQUIPMENT ACQUIRED UNDER CAPITAL LEASE	$688	$3,689	$3,750

PREMIUM FINANCED WITH INSURANCE CARRIER	$3,619	$2,908	$3,302

COMMON STOCK AND COMMON STOCK WARRANTS ISSUED FOR SERVICES	$—	$—	$498

TRANSFER OF EQUIPMENT TO ASSETS HELD FOR SALE	$—	$—	$3,942

CONVERTIBLE DEBENTURE WARRANTS RECORDED AS A DEBT DISCOUNT	$—	$—	$1,110

The accompanying notes are an integral part of these consolidated financial statements.

OMNI ENERGY SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND CURRENT OPERATING ENVIRONMENT

We are a leading oilfield service company specializing in providing an integrated range of (i) onshore seismic drilling, permitting, survey and helicopter support services to geophysical companies operating in logistically difficult and environmentally sensitive terrain, (ii) helicopter transportation services to oil and gas companies operating primarily in the shallow waters of the Gulf of Mexico, and (iii) environmental cleaning services to oil and gas companies operating primarily in the Gulf of Mexico.

We operate in three business divisions - Seismic Drilling, Aviation Services and Environmental Services. The principal market of our Seismic Drilling division is the marsh, swamps, shallow water and contiguous dry areas along the U.S. Gulf Coast (the “Transition Zone”), primarily in Louisiana and Texas, where we are the leading provider of seismic drilling support services.

Our Aviation Services division operates a fleet of company-owned and leased helicopters and a fixed-wing aircraft for geophysical companies operating in various regions of the United States and for oil and gas companies operating in the shallow waters of the Gulf of Mexico.

Our Environmental Services division provides dock-side and offshore tank, vessel, boat and barge cleaning services principally to major and independent oil and gas companies operating in the Gulf of Mexico.

We receive our revenues principally from customers in the energy industry. In recent years, the seismic market has remained depressed due primarily to the excess capacity of available seismic data in the market. This volatile market has impacted our ability, as well as that of our customers and others in the industry, to change their forecasts and budgets in response to future uncertainties of commodity pricing. These fluctuations can rapidly impact our cash flows as supply and demand factors impact the number and size of seismic projects available.

We adjust our operations to current market conditions by downsizing, when necessary, our operations through closure of certain operating locations, disposing of excess equipment and reducing our corporate overhead structure (see Note 13). Recently, we have experienced an increase in bidding activity. During this same time we continue our efforts to renegotiate our loan agreements with our senior lenders.

On January 18, 2002, we acquired the assets of AirJac Drilling (AirJac), a division of Veritas DGC Land, Inc. (Veritas), a seismic drilling support company headquartered in New Iberia, Louisiana.

In November 2003, we acquired American Helicopters, Inc. (“AHI”). AHI operated 17 helicopters from base locations in Louisiana and Texas.

In June 2004, we acquired Trussco, Inc. and Trussco Properties, L.L.C. (collectively “Trussco”). Trussco is a leading provider of dock-side and offshore tank, vessel, boat and barge cleaning services principally to major and independent oil and gas companies operating in the Gulf of Mexico.

GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered a significant loss from operations during the current year, has a working capital deficit, is currently in default on certain of its debt instruments, and will require capital funding from sources other than operations to meet its current debt obligations. In the past two years, the Company has been required to raise additional capital by the issuance of both equity and debt instruments. There are no commitments from funding sources, debt or equity, in the event that cash flows are not sufficient to fund ongoing operations or other cash commitments as they come due. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management will be required to raise additional capital in the near term through offerings of equity or debt securities to fund the Company’s debt service obligations and its operations. No assurance can be given that such financing will be available or, if available, that it will be on commercially favorable terms. Moreover, available financing may be dilutive to current investors.

The Company is in the process of securing capital from prospective investors (See Note 15), that if successful, in conjunction with cash flows from operations and sales of certain non-core assets, will be used to fund its current debt service obligations and serve to mitigate the factors that have raised doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

RESTATEMENT

Subsequent to December 31, 2003, but before the completion of the audit for the year ended December 31, 2004, management determined that an error had occurred in the classification of its Line of Credit. In accordance with EITF 95-22 “Balance Sheet Classification of Borrowings Outstanding Under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement,” the Line should have been classified as current versus long term. Accordingly, the Consolidated Balance Sheet as of December 31, 2003 has been restated.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of OMNI Energy Services Corp., a Louisiana corporation, and subsidiaries in which we have a greater than 50% ownership. All material intercompany accounts and transactions have been eliminated upon consolidation. Certain prior year amounts have been reclassified to be consistent with current year financial statement presentation.

The consolidated financial statements and related notes thereto include the retroactive effect of a one-for-three reverse stock split effective July 3, 2002.

DISCONTINUED OPERATIONS

On June 30, 2005, we executed a definitive agreement to sell the equipment and related assets of our aviation transportation services segment for a cash price of $11.0 million which subsequently closed on July 29, 2005. Accordingly, the disposition of the aviation transportation services segment has been accounted for as a discontinued operation. Information related to the aviation transportation services segment have been re-classified in the financial statements to properly present them as discontinued operations (See Note 13).

USE OF ESTIMATES

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The more significant estimates include asset impairment reserves, useful lives for depreciation and amortization, salvage values of depreciable equipment, valuation of warrants and options, allowance for doubtful accounts receivables and the realizability of deferred tax assets. Actual results could differ from those estimates.

Effective January 1, 2004, we changed the estimated residual value of our fleet of aircraft from 10% to 30% for aircraft over five years of age and from 10% to 40% for aircraft five years of age or less. We believe the revised residual values more properly match costs over the useful lives and salvage value of these assets consistent with industry practice and provides comparability with our industry peers.

As a result of management’s first quarter 2004 change in the aviation fleet’s estimated residual salvage values of each of its aircraft, depreciation expense for 2004 decreased. The pro forma effect of this change in estimate is shown in the table below and reflects what net loss would have been had the changes in estimate not occurred (in thousands of dollars, except share amounts):

YEAR ENDED DECEMBER 31, 2004
Net loss available to common stockholders, as reported	$(14,745)
Effect of change in estimate	(260)

Net loss available to common stockholders, pro forma	$(15,005)

Net loss per common share as reported:
Basic	$(1.35)
Diluted	$(1.35)
Net loss per common share - pro forma:
Basic	$(1.38)
Diluted	$(1.38)

REVENUE RECOGNITION

We recognize revenue as service is rendered. Revenue from our drilling operations is recognized on a per hole basis. Once we have drilled and loaded a source point, revenue from the drilling of such source point is recognized. Similarly, revenue is recognized from our seismic survey operations either on a day rate or per mile basis. Under the per mile basis, revenue is recognized when the source or receiving point is marked by one of our survey crews. Permitting is recognized on a per day basis as services are rendered. Our aircraft, which are usually either chartered with a monthly guaranteed rate or for a guaranteed minimum number of hours per day, generate revenue pursuant to a fixed hourly rate. Environmental revenue is recognized upon completion of each cleaning project. From time to time, we may offer discounts from our standard service rates for volume and competitive reasons. These discounts are recorded as a reduction of revenues.

CASH AND CASH EQUIVALENTS

We consider highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

ACCOUNTS RECEIVABLE

Trade and other receivables are stated at net realizable value. We grant short-term credit to our customers, primarily geophysical and oil and gas operating companies. We regularly review outstanding trade receivables and provide for estimated losses through our allowance for doubtful accounts when it is determined that an amount is not collectible.

INVENTORIES

Inventories consist of parts and supplies used for our drilling and aviation operations. All inventories are valued at lower of average cost or market. Parts and supplies are written off to expense when it is determined that such items have no value or when their service hours have expired.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. We provide for depreciation expense on a straight line basis over each asset’s estimated useful life depreciated to their estimated salvage values as follows:

ASSET CLASSIFICATION	USEFUL LIFE	SALVAGE VALUE
Buildings and improvements	25 years	—
Drilling, field and support equipment	5-10 years	10%
Aviation equipment (over five years of age)	10 years	30%
Aviation equipment (five years of age or less)	10 years	40%
Shop equipment	10 years	—
Office equipment	5 years	—
Vehicles	4-5 years	—
Environmental	5 years	—

Additions to property and equipment and major replacements are capitalized. Gains and losses on dispositions, maintenance, repairs and minor replacements are charged to expense as incurred. Capitalized drilling equipment, which is fabricated, is comprised of direct and indirect costs incurred during fabrication. Costs include materials and labor consumed during fabrication. Interest is also capitalized during the fabrication period. There was no interest capitalized for the years ended December 31, 2002, 2003 and 2004. Included in property and equipment at December 31, 2004 is approximately $1.4 million of vehicles purchased under capital lease obligations, net of accumulated depreciation of approximately $0.7 million, and $5.6 million of aircraft acquired under capital lease obligations, net of accumulated depreciation of approximately $0.4 million.

Assets held for sale are recorded at the lower of their net book value or their net realizable value which is determined based upon an estimate of their fair market value less the cost of selling the assets. An impairment is recorded to the extent that the amount that was carried on the books is in excess of the net realizable value. Assets held for sale at December 31, 2004 are comprised of three helicopters, one fixed wing aircraft and eight marsh buggies. The three helicopters held for sale at December 31, 2004 were acquired under capital lease obligations totaling approximately $4.0 million.

IMPAIRMENT OF LONG-LIVED ASSETS

We review our long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144 “Accounting for the Impairment and Disposal of Long-Lived Assets” (“SFAS No. 144”). If the carrying amount of the asset, including any intangible assets associated with that asset, exceeds its estimated undiscounted net cash flow, before interest, we will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. During the fourth quarter of 2004, we re-assessed the carrying values of our aviation fleet by obtaining an appraisal from a reputable third party appraiser and compared these appraised values to the net book values that we had recorded. As a result of our analysis, we recorded an impairment of approximately $3.0 million of unamortized prepaid repairs, an impairment of $0.6 million on our aviation fleet and a writedown of $0.6 million related to helicopters held for sale.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. As of December 31, 2003, and 2004, we have goodwill of $2.1 million and $2.0 million, respectively. We periodically assessed the recoverability of the unamortized balance based on expected future profitability and undiscounted future cash flows of the acquisitions and their contribution to our overall operation. In conjunction with the acquisition of AirJac during 2002, we recorded a customer intangible of $1.9 million which is being amortized over a period of 20 years; with the acquisition of AHI in 2003, we recorded an intangible of $0.3 million which is being amortized over a period of 5 years; with the acquisition of Trussco in 2004, we recorded an intangible of $5.7 million which is being amortized over a period of 5 years. We recorded $0.1 million in amortization expense related to the intangible assets for each of the years ended December 31, 2002, and 2003, and $0.7 million in 2004.

INCOME TAXES

We provide for deferred taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for measuring deferred taxes and liabilities due to temporary differences existing at year-end using currently enacted rates (See Note 10). A valuation allowance is provided when necessary to reduce deferred tax assets to amounts expected to be realized.

STOCK BASED COMPENSATION

At December 31, 2004, we had two stock-based employee compensation plans, which are described more fully in Note 9. We account for employee stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). Accordingly, the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” permits the continued use of the method prescribed by APB No. 25 but requires additional disclosures, including pro forma calculations of earnings (loss) and net earnings (loss) per share as if the fair value method of accounting prescribed by SFAS No. 123 had been applied. No stock-based compensation costs are reflected in net income (loss), other than compensation expense recorded on awards to certain executive officers (see Note 8), as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. As required by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which amended SFAS No. 123, the following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation. The pro forma data presented below is not representative of the effects on reported amounts for future years.

	YEAR ENDED DECEMBER 31,
	2002	2003	2004
	(in thousands, except per share data)
Net income (loss) available to common stockholders - as reported	$724	$2,999	$(14,745)
Add (deduct): stock-based employee compensation expense (gain) included in reported net loss, net of tax	—	—	1,411
Less: total stock-based employee compensation expense determined under fair value based method for all awards granted to employees, net of tax	(67)	(416)	(2,204)

Net income (loss) available to common stockholders - pro forma	$657	$2,583	$(15,538)

Net income (loss) available to common stockholders - as reported:
Basic	$0.08	$0.34	$(1.35)
Diluted	$0.08	$0.31	$(1.35)
Net income (loss) available to common and stockholders - pro forma:
Basic	$0.08	$0.29	$(1.43)
Diluted	$0.08	$0.27	$(1.43)

The weighted average fair value at date of grant for options granted during 2002 was $1.94 per option. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 0.00%; (b) expected volatility of 150%; (c) average risk-free interest rate of 3.11%; and (d) expected life of 6.5 years.

The weighted average fair value at date of grant for options granted during 2003 was $2.31 per option. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 0.00%; (b) expected volatility of 148%; (c) average risk-free interest rate of 2.51%; and (d) expected life of 9.2 years.

The weighted average fair value at date of grant for options granted during 2004 was $4.00 per option. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 0.00%; (b) average expected volatility 66%; (c) average risk-free interest rate of 2.97%; and (d) expected life of 6.5 years.

AVIATION OVERHAUL AND REPAIR COSTS

Major overhaul of FAA component parts for our owned aircraft are capitalized as prepaid repairs, as incurred, and amortized over service hours flown. Routine repairs and maintenance are expensed, as incurred.

EARNINGS PER SHARE

We account for our earnings per share (“EPS”) in accordance with SFAS No. 128, “Earnings Per Share,” which establishes the requirements for presenting EPS. SFAS No. 128 requires the presentation of “basic” and “diluted” EPS on the face of the income statement. Basic earnings per share begins with income (loss) applicable to common stockholders (net income (loss) less preferred stock dividends) and is based on the weighted average number of common shares outstanding during each period presented. Diluted EPS assumes the exercise of all stock options and warrants having exercise prices less than the average market price of the common stock using the treasury stock method. In computing basic loss per share we consider dividends and accretion on the Series A Preferred and Series B Preferred as a reduction of net income from operations in computing basic net income (loss) per share. For the purpose of diluted earnings per common share, and only if such calculation results in dilution, preferred stock dividends will not reduce earnings; however, the weighted average common shares outstanding would increase representing the amount of common shares into which such preferred stock is currently convertible. During the year ended December 31, 2004, we reported a net loss, thus the effects of dilutive securities were anti-dilutive, rendering basic and diluted loss per share the same. Convertible preferred stock convertible debt instruments, warrants, and options to purchase common stock are included as common stock equivalents only when dilutive.

RECENTLY ISSUED UNIMPLEMENTED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123®”). SFAS No. 123® will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, the adoption of SFAS No. 123® requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123® is effective beginning as of the first interim or annual reporting period beginning after December 15, 2005. We are in the process of determining the impact of the requirements of SFAS No. 123®. We believe it is likely that the financial statement impact from the implementation of the requirements of SFAS No. 123® will significantly impact our future results of operations and we continue to evaluate it to determine the degree of significance.

In December 2004, SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of Accounting Principles Board (“APB”) Opinion No. 29” is effective for fiscal years beginning after June 15, 2005. This Statement addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 is expected to have no impact on our consolidated financial statements.

2. VALUATION ALLOWANCE ACCOUNTS

The allowance for uncollectible accounts consists of the following (in thousands):

DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	ADDITIONS CHARGED TO EXPENSE	WRITE-OFF OF UNCOLLECTIBLE AMOUNTS	BALANCE AT END OF PERIOD
December 31, 2004
Allowance for uncollectible accounts	$45	$362	$(45)	$362

December 31, 2003
Allowance for uncollectible accounts	$45	$—	$—	$45

December 31, 2002
Allowance for uncollectible accounts	$1,174	$27	$(1,156)	$45

The accrual to bring leased aircraft back to repair specifications at the termination of the operating lease is as follows (in thousands):

DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	ADDITIONS	REPAIR CHARGES	BALANCE AT END OF PERIOD
December 31, 2004
Operating lease repair accrual	$—	$—	$—	$—

December 31, 2003
Operating lease repair accrual	$—	$—	$—	$—

December 31, 2002
Operating lease repair accrual	$117	$—	$(117)	$—

3. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment, net consists of the following at December 31:

	DECEMBER 31,
	2003	2004
	(in thousands)
Land	$362	$647
Building and improvements	4,636	5,621
Drilling, field and support equipment	26,877	29,794
Aviation equipment	10,224	11,030
Shop equipment	425	431
Office equipment	1,573	1,849
Vehicles	2,476	3,690

	46,573	53,062
Less: accumulated depreciation	(19,463)	(23,258)

Total property, plant and equipment, net	$27,110	$29,804

4. LONG-TERM DEBT AND LINE OF CREDIT

Long-term debt consists of the following at December 31:

	DECEMBER 31,
	2003	2004
	(in thousands)
Note payable to a finance company with interest at 10.24%, maturing May 18, 2008, secured by an aircraft	$207	$168
Notes payable to a finance company, variable interest rate at LIBOR plus 5.0% (6.12% and 7.42% at December 31, 2003 and 2004, respectively) maturing July 31, 2006, secured by various property and equipment	1,145	867
Notes payable to a bank with interest payable at Prime plus 1.5% (5.5% and 6.75% at December 31, 2003 and 2004, respectively) maturing July 31, 2023, secured by real estate	1,633	1,392
Notes payable to a bank with interest payable at Prime plus 1.75% (5.75% at December 31, 2003) maturing December 31, 2006, secured by various property and equipment	3,000	—

Notes payable to a finance company with interest at 8%, maturing January 1, 2007, secured by various aircraft	1,838	—
Notes payable to a finance company with interest at 6.26%, maturing March 17, 2006, secured by various aircraft	—	1,697
Notes payable to a bank with interest at 8.13%, maturing June 20, 2009, secured by an aircraft	—	238
Notes payable to a finance company with interest at 8%, maturing February 10, 2013, secured by real estate	—	214
Notes payable to a bank, with interest at 12%, maturing April 15, 2005, secured by various property and equipment	—	6,500
Convertible promissory notes payable to certain former stockholders of Trussco, Inc. with interest at 5%, maturing in June 2007	—	3,000
Other debt	—	86
Capital lease payable to leasing companies secured by vehicles	491	1,198
Capital lease payable to finance companies secured by various aircraft	3,361	9,100

Total	11,675	24,460
Less: Current maturities	(2,051)	(11,608)

Long-term debt, less current maturities	$9,624	$12,852

Annual maturities of long-term debt during each of the years ended December 31 are as follows (in thousands):

2005	$11,608
2006	2,429
2007	4,823
2008	3,250
2009 and thereafter	2,350

$24,460

The estimated fair value of long-term debt is determined based on borrowing rates currently available to us for notes with similar terms and average maturities and approximates the carrying value as of December 31, 2003 and 2004.

REVOLVING LINE OF CREDIT

We have a working capital revolving line of credit agreement (the “Line”) with a bank. Availability under the Line is the lower of: (i) $12.0 million or, (ii) the sum of eligible accounts receivable, as defined under the agreement, plus the lesser of: $2.0 million or 80% of the appraised orderly liquidation value of eligible inventory of parts and supplies. The Line accrues interest at the prime interest rate plus 1.5% (6.75% at December 31, 2004) and matures on December 31, 2006. The Line is collateralized by accounts receivable and inventory and is subject to certain customer concentration limitations. As of December 31, 2004, we had $9.2 million outstanding under the Line. The weighted-average interest rate on borrowings under the Line was 5.7% and 6.0% for the years ended December 31, 2003 and 2004, respectively. Due to the lock-box arrangement and the subjective acceleration clause of the Line agreement, the debt under the Line has been classified as a current liability as of December 31, 2004 and 2003, as required by EITF 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement”. Furthermore, due to the debentures being in default and cross default provisions within the Line Credit Agreement, the Line is also in default.

SENIOR SECURED

On October 21, 2004, we completed a $6.5 million senior secured loan (“Bridge Loan”) with Beal Bank, SSB. The Bridge Loan accrued interest at the rate of 12% per annum, matured January 15, 2005, and was collateralized by specific seismic assets, certain Trussco equipment and three Bell helicopters. The proceeds were used to repay debt, pay the October Put Option on the Convertible Debentures discussed below and for working capital purposes.

On January 21, 2005, we entered into a forbearance agreement with Beal Bank, SSB, which increased the interest rate from 12% to 17% and extended the maturity of the Bridge Loan to March 15, 2005. The forbearance agreement has since been amended to extend the maturity to April 15, 2005. In connection with the execution of the forbearance agreement and the extension thereof, we have reduced the outstanding principal balance by $0.6 million subsequent to December 31, 2004. Management is currently in the process of extending the terms of the Bridge Loan Agreement.

The senior secured credit agreement restricts the payment of dividends and contains customary financial covenants requiring, among other things, minimum levels of tangible net worth, debt to EBITDA ratios, and limitations on annual capital expenditures and certain customer concentrations. As of December 31, 2004, we are in compliance with all of these covenants. Due, however, to the Line being in default and cross default provisions with the Bridge Loan Agreement, the Bridge Loan is in default.

CAPITAL LEASES

At December 31, 2004, we had several capital leases for aircraft which generally have lease terms of 60 months at inception of the lease. Aircraft leases either contain a bargain purchase option at the end of the lease or a balloon amount due that can be refinanced over 36 months. We have historically acquired all of our aircraft that have been financed through capital leases. From time to time, we may acquire an aircraft through cash flows from operations or through the Line which is then sold to a financing company and leased back to us. These sales and lease back transactions are recorded as a capital lease and gains and losses incurred on the sale are deferred and amortized over the life of the lease term or the asset, which ever is shorter. The unamortized balance of deferred losses on the sale and lease back transactions is $0.4 million as of December 31, 2004.

We also lease several vehicles used in our seismic drilling operations under 40-month capital leases.

Total cost and accumulated depreciation of aircraft and vehicles held under capital leases is as follows:

	DECEMBER 31,
	2003	2004
	(in thousands)
Aircraft	$3,490	$10,009
Vehicles	1,064	2,117

	4,554	12,126
Less: Accumulated amortization	(475)	(1,154)

Capitalized cost, net	$4,079	$10,972

Depreciation expense for the years ended December 31, 2002, 2003 and 2004 was approximately $0.1 million, $0.3 million and $0.7 million, respectively, for all assets held under capital lease.

Following is a schedule of future minimum lease payments for capital leases as of December 31, 2004 (in thousands):

YEAR ENDING DECEMBER 31,
2005	$4,858
2006	1,831
2007	1,691
2008	2,517
2009	963
Thereafter	10

Total minimum lease payments	11,870
Less: Amount representing interest	(1,572)

Present value of net minimum lease payments	$10,298

TRUSSCO NOTES

On June 30, 2004, we purchased all of the issued and outstanding stock of Trussco, Inc. and all of the membership interests in Trussco Properties, L.L.C. (collectively “Trussco) for an aggregate acquisition price of $11.9 million, including $7.3 million in cash, $3.0 million in 5% convertible promissory notes payable to certain stockholders (“Stockholder Notes”) maturing in June 2007, and the assumption of approximately $1.6 million in debt and other liabilities. The Stockholder Notes can be prepaid at any time and are convertible into shares of our common stock at a price of $9.40 per share.

INSURANCE NOTES PAYABLE

A portion of our property and casualty insurance premiums are financed through certain short-term installment loan agreements. The insurance notes are payable in monthly installments through September 2005 and accrue interest at rates ranging between 4.2% to 5.1%.

CONVERTIBLE DEBENTURES

Pursuant to a Securities Purchase Agreement dated February 12, 2004, we issued (i) $10,000,000 in principal amount of 3-year, 6.5% fixed rate, Convertible Debentures (the “Debentures”) that are convertible into shares of common stock at an initial conversion price of $7.15 per share and (ii) 1-year common stock Series A Warrants to purchase an aggregate of 700,000 shares of Common Stock at an initial exercise price of $7.15 per share and (iii) 5-year common stock Series B Warrants to purchase an aggregate of 390,000 shares of common stock at an initial exercise price of $8.50 per share. The warrants are not exercisable for a period of six months and one day after the issue date of such warrants and in no event will the exercise prices of such warrants be less than $6.15 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.9 million using the Black Scholes option pricing model and performed by an outside valuation expert. The value of these warrants were recorded as a debt discount with a corresponding amount recorded to additional paid in capital at the date of issuance. The issuance of these Debentures was made pursuant to a private placement in reliance on Section 4(2) of the Securities Act of 1933.

On April 15, 2004, in accordance with a Securities Purchase Agreement, we issued (i) $5,050,000 in principal amount of 3-year, 6.5% fixed rate, Convertible Debentures (collectively with the aforementioned February 12, 2004 issuance hereinafter referred to as the “Debentures”) that are convertible into shares of common stock at an initial conversion price of $7.20 per share, and (ii) 5-year Common Stock Series A Warrants to purchase an aggregate of 151,500 shares of common stock at an initial exercise price of $9.00 per share. The warrants are not exercisable for a period of six months and one day after the issue date of such warrants and in no event will the exercise prices of such warrants be less than $7.11 per share. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.2 million using the Black Scholes option pricing model and performed by a outside valuation expert. The value of the warrants were recorded as a debt discount with a corresponding amount recorded to additional paid in capital at the date of issuance. The issuance of these Debentures was made pursuant to a private placement in reliance on Section 4(2) of the Securities Act of 1933.

Total proceeds of $14.2 million was received from the issuance of these Debentures, after expenses. Of the total proceeds received $8.2 million was used to redeem the Series A Convertible 8% Preferred (the “Series A Preferred”) and dividends in February 2004, $4.9 million was used to redeem the Series B Convertible 8% Preferred (the “Series B Preferred”) and dividends in March and April 2004 and the remaining balance was used for working capital purposes (See Note 9).

The debt discounts for the February 12, 2004 and April 15, 2004 debentures were $0.9 million and $0.2 million, respectively. The debt discounts are being amortized to interest expense using the effective interest method over the Put option period, as defined below, period. A total of $0.9 million is included in interest expense and $0.2 million is included in loss on extinguishment of debt related to the amortization of the debt discounts for the year ended December 31, 2004.

Prior to maturity of the Debentures, the holders of the Debentures have the right to require the repayment or conversion of up to an aggregate of $13.17 million of the Debentures (the “Put Option”). We registered 5,012,237 shares effective June 30, 2004 covering the resale of Common Stock that may be issuable pursuant to the conversion of the Debentures and the exercise of the Put Option and all associated warrants, including additional common stock shares that may be issuable due to adjustments for conversion price upon the Debenture conversion, payment of interest with shares and/or the exercise of warrants due to subdivision or combination of our common stock. Pursuant to the Debenture agreement, the registration of the related common stock triggered the ability of the Debenture holders to exercise the Put Option in ten consecutive non-cumulative and equal monthly installments equal to 8.75% of the original face amount of the Debenture ($1,316,875) beginning August 1, 2004. Accordingly, the Debentures, net of debt discount, were classified as a current liability in the Consolidated Balance Sheet at December 31, 2004. We received, and redeemed for cash, notices from the holders of the Debentures exercising their Put Option for August, September and October, 2004. Upon receipt of the Debenture Holders’ intent to exercise a Put Option, we have the irrevocable option to deliver cash or, if certain conditions set forth in the Debentures are satisfied, shares of our common stock. If we elect to settle the Put Option with common stock, the underlying shares will be valued at a 12.5% discount to the average trading price of our common stock for the applicable pricing period, as defined in the Debenture agreement. The number of shares we would deliver is equal to the value of the Put Option installment due divided by the fair market value of our common stock for the applicable pricing period discounted at 12.5%. We have not redeemed for cash or stock notices received from the Debenture Holders exercising their Put Option for the months of November and December, 2004 and January, February, March and April 2005.

As provided for in the terms of the applicable Securities Purchase Agreements, the Debenture holders received Put Option payments of $1.3 million in principal, plus accrued interest, each on August 5, 2004, September 9, 2004, and October 25, 2004. In accordance with APB Opinion No. 26, we recorded $0.2 million as a loss on extinguishment of debt in 2004 as a result of the early extinguishment of these portions of the Debentures.

On October 8, 2004, we entered into an Amendment and Conditional Waiver Agreement (the “Amendment”) with the holders of the Debentures. Under the terms of the Amendment, the Debenture holders granted the Company, among other things, the right to pre-pay in cash all, but not less than all, of the outstanding Debentures held by each holder on or prior to November 15, 2004. In exchange for such right, we agreed to allow the holders of the Debentures to convert $2,000 of the principal amount of the April 15, 2004 Debentures into 200,000 shares of common stock at a revised conversion price of $0.01 per share. As a result of the conversion, and in accordance with the requirements of SFAS No 84, “Induced Conversions of Convertible Debt, an amendment to APB Opinion No. 26,” we recorded $0.9 million of debt conversion inducement expense in 2004.

On January 25, 2005, we filed suit in United States District Court, Western District of Louisiana (the “16(b) litigation”) against the holders of our 6.5% Subordinated Convertible Debentures and other third parties (collectively, the “Debenture Holders”). The suit alleges violations by the Debenture Holders pursuant to Section 16(b) of the Securities Exchange Act of 1934. We believe the Debenture Holders acted together for the purpose of illegally acquiring, holding, voting or disposing our equity securities during relevant time periods and have exerted an adverse group influence on OMNI and our equity securities. The suit seeks the disgorgement of profits realized by the Debenture Holders from their purchases and sales of our common stock.

On February 25, 2005, one of the Debenture Holders, Portside Growth and Opportunity Fund (“Portside”), notified us of certain alleged events of default under the 6.5% Subordinated Convertible Debentures issued to Portside (the “Portside Debentures”). As a result of these alleged events of default, Portside demanded that we redeem all of the Portside Debentures held by it, in the aggregate principal amount of $2,765,625, on March 2, 2005. As of April 15, 2005, we have not redeemed any of the Portside Debentures. Portside also notified us of its intention to commence a civil action against us to obtain a judgement with respect to all amounts owed to it under the Portside Debentures (See Note 15).

5. INTANGIBLE ASSETS

Intangible assets consist of the following at December 31 (in thousands):

	2003		2004
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION
Aviation hull and component overhaul system	$—	$—	$295	$59
Customer lists	1,920	200	1,920	300
Trussco licenses and permits	—	—	5,713	571

Total amortizable intangible assets	$1,920	$200	$7,928	$930

Goodwill	$2,130	$124	$2,130	$124

Year ended December 31,	AGGREGATE AMORTIZATION EXPENSE	ESTIMATED AGGREGATE AMORTIZATION EXPENSE
2002	$100	$—
2003	100	—
2004	730	—
2005	—	1,302
2006	—	1,302
2007	—	1,302
2008	—	1,302
2009	—	671
Thereafter	—	1,120

Goodwill, net, of $2.0 million is attributable to our previous acquisition of Gulf Coast Resources at December 31, 2004.

6. RELATED PARTY TRANSACTIONS

During the years ended December 31, 1999, 2000 and 2001, we privately placed with an affiliate subordinated debentures totaling $7.5 million, $3.4 million and $1.5 million, respectively. The debentures matured five years from their date of issue and accrued interest at various rates ranging from a fixed rate of 12% per annum to a variable rate of interest starting at 12% per annum and escalating to 20% per annum. In October 2000, we agreed to convert $4.6 million of the subordinated debentures into our Series A Preferred. In May 2001, we agreed to pay the affiliate $3.0 million cash plus issue to the affiliate $4.6 million of the Company’s Series B Preferred in satisfaction of all of the remaining outstanding subordinated debentures including accrued interest of $1.8 million. This transaction resulted in the affiliate agreeing to forgive $1.0 million of indebtedness, which was reflected as a capital contribution from the affiliate rather than as income in the accompanying financial statements (See Note 9 regarding the accounting for preferred stock). In February and April 2004, we issued $10 million and $5.05 million, respectively, of 6.5% Subordinated Convertible Debentures (See Note 4). The proceeds were used to redeem $8.2 million of the Series A Preferred outstanding, including accrued dividends. The remaining 25 shares of Series A Preferred were redeemed in April 2004 for $0.03 million. At December 31, 2004 there are no Series A Preferred shares outstanding. During the first quarter of 2004, we redeemed 2,286 shares of the Series B Preferred for $2.4 million, including accrued dividends. In April 2004, we redeemed 2,285 shares of the total of 2,314 shares of the Series B Preferred outstanding for $2.5 million, including accrued dividends. At December 31, 2004, 29 shares of Series B Preferred remain outstanding.

In connection with the original issuance of the subordinated debentures, we issued to the affiliate detachable warrants to purchase 1,912,833 shares of our common stock, of which 293,055 shares were transferred in 2003 to settle certain litigation (See Note 9) and 858,678 shares were cancelled. The balance of 761,100 shares was exercised during the first quarter of 2004 at an exercise price of $2.25.

During 2003, we entered into an agreement to facilitate the private placement of approximately 1,650,000 shares of our common stock owned by an affiliate and certain investors. The sale of the stock covered by this agreement closed during the fourth quarter of 2003, resulting in our receipt of $0.4 million cash which was recorded as a reduction of our general and administrative expenses during 2003.

During 2003, in order to facilitate a settlement of ongoing litigation between certain of our affiliates, we agreed to re-price and extend the maturity dates of certain warrants owned by the defendant affiliates but transferred in settlement of the litigation to the plaintiff affiliates. The exercise prices of the transferred warrants ranged from $2.25 to $6.00 per share. The maturity dates of the transferred warrants ranged from November 1, 2004 to July 1, 2005. The transferred warrants were re-priced at $1.54 per share and the maturity dates were extended to November 1, 2006. Accordingly, during 2003 we recorded a non-cash charge of approximately $0.1 million representing the differences in the fair market value of the originally issued warrants and the re-priced warrants. In 2004 all re-priced warrants were exercised.

7. CUSTOMER AND CREDIT CONCENTRATION

During the year ended December 31, 2002, two customers associated with the drilling division, accounted for 84% (58% and 26%, respectively) of our total revenues.

During the year ended December 31, 2003, three customers associated with the drilling division, accounted for 71% (43%, 16% and 12%, respectively) of our total revenues. Included in accounts receivable as of December 31, 2003, are amounts receivable from these customers totaling approximately 60% (20%, 7% and 33%, respectively) of total accounts receivable.

During the year ended December 31, 2004, four customers associated with the drilling division, accounted for 50% (15%, 13%, 11% and 11%, respectively) of our total revenues. Included in accounts receivable as of December 31, 2004, are amounts receivable from these customers totaling approximately 44% (0%, 19%, 20% and 5%, respectively) of total accounts receivable.

8. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

Total rental expense was $0.5 million, $0.4 million and $0.9 million for the years ended December 31, 2002, 2003 and 2004, respectively.

We have the following operating lease commitments as of December 31, 2004:

	PAYMENTS DUE BY PERIOD
	2005	2006	2007	2008
Operating leases	$243	$116	$36	$15

INSURANCE

Trussco, Inc. maintained a self-insurance program for a portion of its health care and workers’ compensation costs. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and the estimated liability for claims incurred but not reported. As of December 31, 2004, the Company had $0.4 million of accrued liabilities related to health care and workers’ compensation claims.

Management is not aware of any significant workers’ compensation claims or any significant claims incurred but not reported as of December 31, 2004.

SERIES A AND SERIES B PREFERRED STOCK LITIGATION

On February 13, 2004, we commenced litigation against Steven Stull, a former director, of Advantage Capital Partners (“ACP”) and their respective insurers in the Civil District Court for the Parish of Orleans in the State of Louisiana. The suit requests the court to determine our right under the Company’s Articles of Incorporation, as amended, to redeem the Series A Preferred rather than to convert the shares into common stock. Furthermore, to the extent the court determines we did not have a right to redeem, rather than convert, the Series A Preferred, the suit requests the court to determine that the unanimous consent of the Board of Directors entered into on November 7, 2000 which, among other things, reduced the conversion price of the Series A Preferred from $2.50 to $0.75 (pre-split) per share, is null and void and without effect because it was accomplished by the defendants in violation of fiduciary duties and/or public policy and Louisiana law. We are seeking a declaration that we have the right to redeem, rather than convert, Series A Preferred. Alternatively, we seek (a) a declaration that the Unanimous Consent entered into on November 7, 2000 is null and void and without effect; or (b) damages back against Mr. Stull and the Advantage Capital Partners as a complete set-off to any additional dollars owed by us to ACP as a result of the November 7, 2000 actions.

On March 26, 2004, ACP and its affiliates filed a lawsuit in the United States District Court, Eastern District of Louisiana against us and certain of our executive officers. ACP and its affiliates are alleging that (i) we and the executive officers misrepresented material facts and failed to disclose material facts related to the intention to redeem our Series A Preferred and Series B Preferred, and (ii) the officers of the Company breached their fiduciary duties. They are claiming damages of approximately $30 million. We have agreed to indemnify our executive officers in this matter. Our costs and legal expenses related to this lawsuit are not currently determinable. This lawsuit presents risks inherent in litigation including continuing expenses, risks of loss, additional claims, and attorney fee liability. We believe that the claims or litigation arising therefrom will have no material impact on us or our business and all disputes surrounding securities matters will likely be covered by our insurance. However, if this lawsuit is decided against us, and if it exceeds our insurance coverage, it would aversely affect our financial condition, results of operations and cash flows.

DEBENTURE LITIGATION

On January 25, 2005, we filed suit in United States District Court, Western District of Louisiana (the “16(b) litigation”) against the holders of our 6.5% Subordinated Convertible Debentures and other third parties (collectively, the “Debenture Holders”). The suit alleges violations by the Debenture Holders pursuant to Section 16(b) of the Securities Exchange Act of 1934. We believe the Debenture Holders acted together for the purpose of illegally acquiring, holding, voting or disposing our equity securities during relevant time periods and have exerted an adverse group influence on OMNI and our equity securities. The suit seeks the disgorgement of profits realized by the Debenture Holders from their purchases and sales of our common stock.

On February 25, 2005, one of the Debenture Holders, Portside Growth and Opportunity Fund (“Portside”) notified us of certain alleged events of default under the 6.5% Subordinated Convertible Debentures issued to Portside (the “Portside Debentures”). As a result of these alleged events of default, Portside demanded that we redeem all of the Portside Debentures held by it, in the aggregate principal amount of $2,765,625, on March 2, 2005. As of April 15, 2005, we have not redeemed any of the Portside Debentures. Portside also notified us of its intention to commence a civil action against us to obtain a judgement with respect to all amounts owed to it under the Portside Debentures.

Portside’s acceleration of the maturity of the Debentures and its potential commencement and prosecution of a civil action against us to obtain a judgement with respect to all amounts owed to it under the Debentures are subject to the terms of certain Subordination and Intercreditor Agreements (the “Subordination Agreements”) between the Debenture Holders and Webster Business Credit Corporation (the “Agent”). Pursuant to the Subordination Agreements, Portside is not authorized to receive payments in respect to the Debentures as a result of the acceleration of the maturity of the Debentures or enforce any such judgement without the prior written consent of Agent, except upon the earliest to occur of, among other things, (i) acceleration of the senior debt, (ii) commencement of enforcement of any rights and remedies under the senior debt documents or applicable law with respect to the senior debt or the senior debt documents, (iii) the institution of any Proceeding (as defined in the Subordination Agreements), or (iv) the passage of 180 days from the date on which Agent received written notice of the default from Portside.

To our knowledge, the threatened civil action has not commenced. Should Portside, in fact, commence the threatened civil action, we intend to vigorously defend the litigation, as well as, pursuing all available remedies including those available pursuant to the aforementioned 16(b) litigation filed against the Debenture Holders.

In the normal course of our business, we become involved in various litigation matters including, among other things, claims by third parties for alleged property damages, personal injuries and other matters. While we believe we have meritorious defenses against these claims, management has used estimates in determining our potential exposure and has recorded reserves in our financial statements related thereto where appropriate. It is possible that a change in our estimates of that exposure could occur, but we do not expect such changes in estimated costs will have a material effect on our financial position or results of operations.

EMPLOYMENT AGREEMENTS

On June 30, 2004, we amended Restricted Stock Incentive Agreements with certain executive officers and executed Amended and Restated Incentive Agreements (collectively referred to hereinafter as the “Incentive Agreements”) that award stock and/or cash on various vesting dates. Under the terms and conditions of the Incentive Agreements, two executive officers received 40,454 shares and 50,000 shares, respectively. The stock was held in escrow, registered in the name of the executive officers, until it vested 100% on November 4, 2004. Tax equalization payments were also paid to the two executive officers totaling $0.1 million at June 30, 2004. The awards were valued at their fair market value at a price of $5.05 per share at June 30, 2004 and recorded, in full, as compensation expense of $0.5 million.

The Incentive Agreements also grant these executive officers the right to receive two cash payments each equal to the fair market value of 60,673 shares and 75,000 shares of our common stock, respectively, on the first business day following our annual stockholders’ meeting in 2005 and in 2006. The amounts of such stock-based awards to the executive officers on each vesting date may be paid in cash or, at the sole option of the Compensation Committee, in additional common stock, provided such shares are available for issuance pursuant to the terms of the Fourth Amended and Restated OMNI Energy Services Corp. Stock Incentive Plan (hereinafter the “Plan”). Such shares were not available until November 30, 2004, when the number of shares available under the Plan was approved by the stockholders to be increased. From June 30, 2004 until November 30, 2004 the awards were accounted for under FASB Interpretations (FIN) No. 28 “Accounting for Stock Appreciation Right and Other Variable Stock Option or Award Plans” as a variable plan, which requires that compensation be measured at the end of each reporting period at the quoted market price of a share of our common stock and the change in the market value of the incentive awards be changed to expense. As such, the awards were revalued at the end of each reporting period at the quoted market price of a share of our common stock and the period over period change charged to expense. At November 30, 2004, the market value of a share of our common stock was $2.93 per share resulting in compensation expense under variable accounting of $0.5 million to be recognized through that date. Effective November 30, 2004, the Company amended these incentive agreements to provide for 100% vesting of the restricted stock award and we have put into escrow the number of shares of common stock to settle the award. Accordingly, the previously unvested portion of the award was charged to expense which, along with the previously recognized $0.5 million, totaled $0.8 million which was recorded as compensation expense as of December 31, 2004.

We also entered into Stock-Based Award Incentive Agreements (hereinafter “SBA”) with certain executive officers on June 30, 2004. The SBA shall become computed and payable: (a) on the date of the Employee’s termination of employment (for any reason other than resignation or termination for cause), (b) 90 days after the executive’s death or disability or (c) upon a Change in Control. The executive managers were awarded 45% and 55%, respectively, of: (1) 10% of the fair market value (hereinafter “FMV”), defined as the average closing price per share on the NASDAQ National Market over the five prior trading days times the number of issued and outstanding shares of the Company, of a share of the Company’s common stock greater than or equal to $1.00 but less than $1.50, plus (2) 15% of the FMV of a share of the Company’s common stock greater than or equal to $1.50 but less than $2.50, plus (3) 20% of the FMV of a share of the Company’s common stock greater than or equal to $2.50 but less than $10.00, plus (4) 15% of the FMV of a share of the Company’s common stock greater than or equal to $10.00 but less than $20.00, plus (5) 10% of the FMV of a share of the Company’s common stock greater than or equal to $20.00. If no payments have been made, the right terminates on December 31, 2008 or upon termination of employment for resignation or cause, whichever occurs first. The intrinsic value of this award at December 31, 2004 is $1.4 million but no compensation expense has been recorded at December 31, 2004 because the award is contingent on future events none of which are considered probable at December 31, 2004.

In addition, we entered into employment contracts with certain key executive management effective until December 31, 2008 with automatic extensions for additional, successive one year periods commencing January 1, 2009, unless either party gives notice of non-renewal as provided for under the terms of the employment contracts.

In connection with the Trussco acquisition (See Note 12), we entered into employment contracts with three former Trussco stockholders effective through December 31, 2006 with automatic extensions for additional, successive one year periods commencing January 1, 2007, unless either party gives notice of non-renewal as provided for under the terms of the employment contracts. Subsequent to December 31, 2004, two of these employment contracts were terminated.

TRUSSCO INC. EARNOUT

In connection with the acquisition of Trussco, we issued to certain former shareholders of Trussco a promissory note (“Earnout Note”) that will earn interest at a rate of 5% per annum of the amount owed. Under the terms of the Earnout Note, we agree to pay these shareholders on or before June 30, 2007, the lesser of (i) the amount of $3 million, or (ii) the sum of the product of 3.12 times Trussco’s average annual EBITDA (earnings before interest, taxes depreciation and amortization) for the thirty-six month period ending December 31, 2006 less the sum of $9 million plus $1.5 million of Trussco long-term and former shareholder debt existing as of June 30, 2004 that we assumed. At December 31, 2004, no amounts have been accrued under the terms of the Earnout Note as no amounts are owed.

9. STOCKHOLDERS’ EQUITY

COMMON STOCK

The Consolidated Financial Statements and related notes thereto include the retroactive effect of a one for three reverse stock split effective July 3, 2002. We currently have 45,000,000 shares of our $0.01 par value common stock authorized; of these authorized shares, there were 9,569,729 and 11,679,565 issued at December 31, 2003 and 2004, respectively. In 2001, we repurchased 361,800 shares of treasury stock, of which during 2004, 90,454 shares were re-issued leaving 271,346 outstanding at December 31, 2004.

PREFERRED STOCK

During the years ended December 31, 1999, 2000 and 2001, we privately placed with an affiliate subordinated debentures totaling $7.5 million, $3.4 million and $1.5 million, respectively. The debentures matured five years from their date of issue and accrued interest at various rates ranging from a fixed rate of 12% per annum to a variable rate of interest starting at 12% per annum and escalating to 20% per annum. In October 2000, we agreed to convert $4.6 million of the subordinated debentures into our Series A Preferred which is convertible into common stock of the company at a conversion price of $0.75 per share. In May 2001, we agreed to pay the affiliate $3.0 million cash plus issue to the affiliate $4.6 million of the Company’s Series B Preferred in satisfaction of all of the remaining outstanding subordinated debentures including accrued interest of $1.8 million. The Series B Preferred are convertible into common stock of the company at a conversion price of $1.25 per share. This transaction resulted in the affiliate agreeing to forgive $1.0 million of indebtedness, which has been reflected as a capital contribution from the affiliate rather than as income in the accompanying financial statements. The Preferred Stock earn dividends at a rate of 8% of which dividends of $484,000, $484,000 and $490,000 were recorded during the years ended December 31, 2002, 2003 and 2004, respectively. In February 2004, we issued $10 million of 6.5% Subordinated Convertible Debentures (See Note 4). The proceeds were used to redeem $8.2 million of the Series A Preferred outstanding, including accrued dividends of $0.7 million. The remaining 25 shares of Series A Preferred were redeemed in April 2004 for $0.03 million. At December 31, 2004 there are no Series A Preferred shares outstanding. During the first quarter of 2004, we redeemed 2,286 shares of the Series B Preferred for $2.4 million, including accrued dividends of $0.1 million. In April 2004, we redeemed 2,285 shares of the total of 2,314 shares of the Series B Preferred outstanding for $2.5 million, including accrued dividends of $0.2 million. At December 31, 2004, 29 shares of Series B Preferred remain outstanding.

In connection with the original issuance of the subordinated debentures, we issued to the affiliate detachable warrants to purchase 1,912,833 shares of our common stock, of which 293,055 shares were transferred during 2003 to settle certain litigation and 858,678 shares were cancelled. The balance of 761,100 shares was exercised in the first quarter of 2004 at an exercise price of $2.25 per share.

EARNINGS PER SHARE

Basic earning per share (“EPS”) is determined by dividing income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if options and other contracts to issue shares of common stock were exercised or converted into common stock. Giving retroactive effect for the one for three reverse stock split effective July 3, 2002, we had 985,615, 193,146, and 63,003 options outstanding in the years ended December 31, 2002, 2003 and 2004, respectively, that were excluded from the calculation of diluted EPS as they were antidilutive. In addition, warrants to purchase up to 2,121,662 and 1,241,500 shares of common stock were also excluded for the years ended December 31, 2002 and 2004, respectively. Additionally, debentures convertible into 1,123,264 shares of common stock and the Stockholder Notes convertible into 319,149 shares of common stock were excluded in the calculation for 2004.

The following table sets forth the computation of basic and diluted weighted average shares outstanding:

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Shares:
Basic shares outstanding	8,739	8,772	10,884

Effect of dilutive securities:
Stock options	6	111	—
Warrants	—	199	—
Preferred stock	—	2,280	—

Dilutive shares outstanding	8,745	11,362	10,884

Due to incurring a net loss for the year ended December 31, 2004, basic and diluted weighted average shares used in the calculation of earnings per share are the same due to the effects of potential dilutive securities being anti-dilutive.

STOCK BASED COMPENSATION

During 2004, we entered into Incentive Agreements with our executive officers that provides for, among other things, the issuance of restricted common stock. Additionally, we entered into a SBA with certain executive officers that provides for payments, based on the market value of our outstanding common stock, in the event of death or change of control, for a period beginning on June 30, 2004 and expires on December 31, 2008 (See Note 8).

In September 1997, we adopted the Stock Incentive Plan (the “Incentive Plan”) to provide long-term incentives to our key employees, officers, directors who are our employees, and our consultants and advisors and non-employee directors (“Eligible Persons”). Under the incentive plan, we may grant incentive stock options, non-qualified stock options, restricted stock, other stock-based awards, or any combination thereof to Eligible Persons. Options generally vest over a four-year period and expire if unused after ten years. The exercise price of any stock option granted may not be less than the fair market value of the common stock on the date of grant. A total of 2,500,000 shares of common stock have been authorized under the Incentive Plan, of which 1,084,819 remain available for issuance at December 31, 2004.

In January 1999, we approved the Stock Option Plan (the “Option Plan”) to provide for the grant of options to purchase shares of our common stock to non-officer employees of our company and our subsidiaries in lieu of year-end cash bonuses. The Option Plan is intended to increase shareholder value and advance our interests by providing an incentive to employees and by increasing employee awareness of us in the marketplace. Under the Option Plan, we may grant options to any of our employees with the exception of our officers. The options become exercisable immediately with respect to one-half of the shares, and the remaining one-half shall be exercisable one year following the date of the grant. The exercise price of any stock option granted may not be less than the fair market value of the common stock on the effective date of the grant. A total of 100,000 shares of common stock are authorized, of which 30,422 remain available for issuance at December 31, 2004.

A summary of our employee stock options as of December 31, 2002, 2003 and 2004, and changes during the years then ended, which give retroactive effect to the one for three reverse stock split effective July 3, 2002, are presented below:

	WEIGHTED AVERAGE EXERCISE PRICE	INCENTIVE PLAN OPTIONS	OTHER OPTIONS
Balance at January 1, 2002	$3.40	908,335	3,333
Granted	1.94	75,000	—
Exercised	1.87	(3,333)	—
Forfeited	5.05	(125,510)	(3,333)

Balance at December 31, 2002	3.03	854,492	—

Exercisable	3.61	432,399	—

Granted	2.31	489,500	—
Exercised	1.88	(119,998)	—
Forfeited	5.80	(54,854)	—

Balance at December 31, 2003	2.74	1,169,140	—

Exercisable	3.10	598,729	—

Granted	4.00	177,500	—
Exercised	2.04	(152,312)	—
Forfeited	6.28	(125,036)	—

Balance at December 31, 2004	$2.63	1,069,292	—

Exercisable	$2.51	741,135	—

The following table summarizes information about employee stock options outstanding at December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
EXERCISE PRICES	NUMBER OUTSTANDING	WGTD. AVG. REMAINING CONTR. LIFE	WGTD. AVG. EXERCISE PRICE	NUMBER EXERCISABLE	WGTD. AVG. EXERCISE PRICE
$1.30 - $5.21	1,048,003	7.2	$2.56	734,846	$2.48
$5.22 - $10.42	21,289	6.7	$6.07	6,289	$6.30

	1,069,292	7.2	$2.63	741,135	$2.51

There were also 1,373,449 warrants outstanding and exercisable at exercise prices ranging from $1.54 to $9.00.

10. INCOME TAXES

The components of deferred tax assets and liabilities as of December 31 are as follows:

	DECEMBER 31,
	2003	2004
	(in thousands)
Deferred Tax Assets:
Allowance for doubtful accounts	$17	$134
Net operating loss carryforward	12,453	17,439

Total deferred tax assets	12,470	17,573
Deferred Tax Liabilities:
Property and equipment	(4,887)	(5,403)
Customer intangible	(337)	(474)
Less: Valuation Allowance	(5,246)	(9,696)

Net Deferred Tax Asset	$2,000	$2,000

The income tax expense (benefit) for the years ended December 31, consisted of the following:

	YEAR ENDED DECEMBER 31,
	2002	2003	2004
	(in thousands)
Current benefit	$884	$—	$—
Deferred benefit (expense)	(1,713)	(2,518)	(4,450)
Less: change in valuation allowance	1,229	4,118	4,450

Total tax benefit	$400	1,600	$—

The reconciliation of Federal statutory and effective income tax rates for the years ended December 31, is shown below:

	YEAR ENDED DECEMBER 31,
	2002	2003	2004
Statutory federal rate	34%	34%	34%
State taxes	3	3	3
Goodwill	—	—	—
Life insurance proceeds	—	—	—
Valuation allowance	(87)	(83)	(37)
Other	—	—	—

Total	(50)%	(46)%	0%

As of December 31, 2004, for tax purposes, we had net operating loss carryforwards (NOLs) of approximately $47.2 million. The NOLs will expire commencing 2018. We account for income taxes under the provision of SFAS No. 109, which requires recognition of future tax benefits (NOLs and other temporary differences), subject to a valuation allowance based on more likely than not that such asset will be realized. In determining whether it is more-likely-than-not that we will realize such tax asset, SFAS No. 109 requires that all negative and positive evidence be considered (with more weight given to evidence that is “objective and verifiable”) in making the determination. SFAS No. 109 indicated that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years”; therefore we determined that it was required by the provision of SFAS No. 109 to maintain a valuation allowance of $6.0 million for all of the recorded net deferred tax assets. In 2002 and 2003, we reversed $0.4 million and $1.6 million, respectively of this related reserve due to our expectation of generating taxable income in the future. Future favorable adjustments to the valuation allowance may be required if and when circumstances change. In 2003, $0.5 million of the income tax benefit was allocated to discontinued operations.

11. SEGMENT INFORMATION

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. Currently, we conduct our operations principally in three segments—Seismic Drilling, Aviation Transportation and Environmental Services, all of which operate exclusively in North America. The Seismic Drilling division is comprised of three segments—Drilling, Survey and Permitting. The Aviation Transportation division and the Environmental Services division operate as stand alone segments. All remaining assets, primarily our corporate offices, warehouses and underlying real estate, are located in North America.

The segment classified as Corporate includes all other operating activities to support the executive office, capital structure and costs of being a public registrant. These costs are not allocated to the business segments by management when determining segment profit or loss.

Drilling revenue is derived primarily from drilling and loading of the source points for seismic analysis. Aviation revenue is derived through transport of geophones and recorders used to collect the seismic data between receiving points, transport heli-portable drilling units into remote or otherwise inaccessible terrain, transport people and equipment to offshore oil and gas platforms and rigs. Survey revenue is recorded after the customer has determined the placement of source and receiving points, and after survey crews are sent into the field to plot each source and receiving point prior to drilling. Permitting revenue is derived from services provided in conjunction with obtaining permits from landowners. Environmental revenue is earned from tank and vessel cleaning. The following table shows segment information (net of intercompany transactions) as adjusted for discontinued operations for the years ended December 31, 2002, 2003 and 2004:

	DRILLING	AVIATION	ENVIRONMENTAL	CORPORATE	TOTAL
2004
Operating revenues	$30,398	$—	$8,666	$—	$39,064
Operating income (loss)	2,430	—	597	(6,219)	(3,192)
Interest expense	—	—	—	3,288	3,288
Depreciation and amortization	3,332	—	950	—	4,282
Loss from discontinued operations, net of taxes	—	(6,756)	—	—	(6,756)
Identifiable assets	21,502	20,963	13,264	10,184	65,913
Capital expenditures(2)	162	6,612	21	103	6,898
2003
Operating revenues	$31,555	$—	$—	$—	$31,555
Operating income (loss)	5,288	—	—	(2,392)	2,896
Interest expense	—	—	—	943	943
Depreciation and amortization	3,355	—	—	—	3,355
Income (loss) from discontinued operations, net of taxes	(367)	691	—	—	324
Identifiable assets	22,557	16,923	—	10,809	50,289
Capital expenditures(2)	99	358	—	37	494

2002
Operating revenues	$24,592	$—	$—	$—	$24,592
Operating income (loss)	2,991	—	—	(2,033)	958
Interest expense	—	—	—	799	799
Depreciation and amortization	3,270	—	—	—	3,270
Income from discontinued operations, net of taxes	—	534	—	—	534
Identifiable assets(1)	25,359	6,096	—	9,870	41,325
Capital expenditures(1)(2)	625	25	—	35	685

Due to the disposal of the Aviation Transportation Services Segment, effective July 29, 2005, the aviation segment has been presented as discontinued operations.

(1)	In September 2002, we acquired certain drilling equipment previously held under a lease obligation.

(2)	Net of assets obtained in acquisitions (See Note 12).

12. ACQUISITIONS

AIRJAC DRILLING

On January 18, 2002, we acquired the assets of AirJac Drilling (AirJac), a division of Veritas DGC Land, Inc. (Veritas), a seismic drilling support company headquartered in New Iberia, Louisiana. The aggregate acquisition price was $4.2 million, including $2.0 million cash, acquisition costs, assumption of a capital lease and a commitment valued at $1.9 million to discount future work to be performed for Veritas over a four year period. In this acquisition, we acquired inventory, vehicles, shop equipment and drilling, assigning field and support equipment. The allocation of the purchase price resulted in assigning $1.9 to a million customer relationship intangible asset (See Note 5). We established a liability for these future minimum discounts which will be recognized as work is performed. The results of AirJac’s operations have been included in our consolidated financial statements since the acquisition date.

AMERICAN HELICOPTERS, INC.

On November 20, 2003, we purchased American Helicopters, Inc. (“AHI”) for an aggregate acquisition price of $5.4 million including $4.6 million of cash and the assumption of $0.8 million of certain liabilities. AHI operated 17 helicopters from base locations in Louisiana and Texas and was headquartered in Angleton, Texas. The infrastructure received through this acquisition significantly increased our ability to provide aviation services to oil and gas companies operating in the offshore waters in the Gulf of Mexico. The results of AHI’s operations have been included in our consolidated financial statements since the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed for the acquisition of AHI at the date of acquisition (in thousands):

BALANCE SHEET DATA

Current assets, including cash of $542	$2,129
Property, plant, and equipment	3,322
Current Liabilities	(598)
Long-term liabilities	(213)

Cash purchase price	$4,640

In 2004, we made an adjustment to the purchase price for additional liabilities assumed since the date of acquisition totaling $0.2 million, which increased the total cash purchase price to $4.8 million. The adjustment increased property and equipment with an offsetting amount to current liabilities. Additional fees of $0.3 million associated with the acquisition were capitalized to intangibles and are being amortized over 5 years.

TRUSSCO, INC

On June 30, 2004, we purchased all of the issued and outstanding stock of Trussco, Inc. and all of the membership interests in Trussco Properties, L.L.C. (collectively “Trussco”) for an aggregate acquisition price of $11.9 million, including $7.3 million in cash, $3.0 million in 5% convertible promissory notes payable to certain stockholders (“Stockholder Notes”) maturing in June 2007, and the assumption of approximately $1.6 million in debt and other liabilities. The Stockholder Notes can be prepaid at any time and are convertible into shares of our common stock at a price of $9.40 per share. Trussco is a leading provider of dock-side and offshore tank, vessel, boat and barge cleaning services principally to major and independent oil and gas companies operating in the Gulf of Mexico. The acquisition will increase our revenue and customer base and offers cross-selling opportunities with our aviation transportation division. Correspondingly, $4.6 million was allocated to intangible assets attributable to customer lists and other industry-specific intangible assets. The results of Trussco operations are included in our consolidated financial statements since the date of the acquisition.

In connection with the acquisition of Trussco, we issued to certain former shareholders of Trussco a promissory note (“Earnout Note”) that will earn interest at a rate of 5% per annum of the amount owed. Under the terms of the Earnout Note, we agree to pay these shareholders on or before June 30, 2007, the lesser of (i) the amount of $3 million, or (ii) the sum of the product of 3.12 times Trussco’s average annual EBITDA (earnings before interest, taxes depreciation and amortization) for the thirty-six month period ending December 31, 2006 less the sum of $9 million plus $1.5 million of Trussco long-term and former shareholder debt existing as of June 30, 2004 that we assumed. At December 31, 2004, no amounts have been accrued under the terms of the Earnout Note as no amounts are owed.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The property and equipment and intangible assets are being amortized over five years with no residual value. The final allocation of the purchase price to intangible assets and goodwill has not been completed. The allocation of the purchase price is subject to adjustment as acquired asset and liability values are being finalized and certain “look back” provisions are resolved (in thousands):

Current assets, including cash of $427	$3,618
Property and equipment	3,695
Other assets	19
Intangible assets	4,644
Current Liabilities	(1,460)
Assumption of Debt	(177)
Stockholder Notes	(3,000)

Cash purchase price	$7,339

In July 2004, we incurred fees for merchant banking services provided during the Trussco acquisition. The fees were earned upon signing of final documents and the receipt of title to assets. The total fee included $0.5 million cash, increasing the cash purchase price to $7.8 million, 69,930 shares of restricted stock and 5-year common stock warrants to purchase 100,000 shares of common stock at an exercise price of $7.15. The restricted stock was valued at the common stock price on July 1, 2004 of $4.89 per share, or $0.3 million. The warrants are not exercisable for a period of one-year after the issue date of such warrants. In accordance with APB Opinion No. 14, the warrants were valued at a fair market value of $0.2 million using the Black Scholes option pricing model. The total value of fees of $1.0 million were capitalized as part of the allocation of the purchase price and assigned to intangibles associated with the Trussco acquisition and are being amortized over 5 years.

The pro forma unaudited results summarized below reflects our consolidated pro forma results of operations as if Airjac, AHI and Trussco were acquired on January 1, 2002, with the entire results of the Aviation Transportation Services Segment presented as discontinued operations (see Note 13):

	PRO FORMA UNAUDITED RESULTS YEAR ENDED DECEMBER 31,
	2002	2003	2004
	(in thousands except per share data)
INCOME STATEMENT DATA
Operating revenue	$45,237	$51,279	$48,536
Operating expenses	45,746	47,021	51,259
Net income (loss) from continuing operations available to common stockholders	(1,519)	3,635	(7,884)
Discontinued operations, net of taxes	1,108	1,376	(6,756)

Net income (loss) available to common stockholders	$(411)	$5,011	$(14,640)

Basic income (loss) per common share:
Income (loss) from continuing operations available to common stockholders	$(0.17)	$0.41	$(0.72)
Income (loss) from discontinued operations	0.13	0.16	(0.62)

Net Income (loss) available to common stockholders	$(0.04)	$0.57	$(1.34)

Diluted income (loss) per common share:
Income (loss) from continuing operations available to common stockholders	$(0.17)	$0.35	$(0.72)
Income (loss) from discontinued operations	0.13	0.13	(0.62)

Net income (loss) available to common stockholders	$(0.04)	$0.48	$(1.34)

13. DISCONTINUED OPERATIONS

On November 20, 2003, we purchased AHI, resulting in the acquisition of thirteen (13) helicopters and four (4) leased helicopters at bases located in Louisiana and Texas. AHI was strategically targeted and purchased for the infrastructure of aircraft, fueling stations, flight (customer) following and pilot and mechanic organizations.

We made the decision in July 2004, after owning AHI for approximately eight months, to exit from the Texas location in Brazoria County, to begin the withdrawal of business activity with AHI customers in Texas, and to move all operations to our main operating facility in Louisiana. This strategy also fits with the planned completion of the Intracoastal City (Mouton Cove) facility as a central operation base of operations. Our planned strategy is to certify all of our fleet under the OMNI Federal Aviation Agency 135 certificate and to market our flight services to independent and major oil and gas customers. Our strategy is to service operators that require aircraft geared to crew change and larger passenger capacity, which allow for higher rates and use. The large operators work from Master Service Agreements which meet our needs for higher, more fixed pricing and fixed unit structures. The plan encompassed relocation of personnel, the elimination of certain duplicate positions, and the negotiation of early release of operating leases at the Brazoria County facility. The costs we incurred include travel and re-location costs for personnel who were relocated, costs associated with the transfer of aircraft to the 135 certificate, termination costs for personnel who were eliminated, any costs incurred to obtain an early release of operating leases at the Brazoria County facility and other direct costs related to the exit of this business group. In September 2004, we surrendered the AHI 135 certificate.

On June 30, 2005, we executed a definitive agreement to sell the equipment and related assets of our aviation transportation services segment for a cash price of $11.0 million which subsequently closed on July 29, 2005. Accordingly, the disposition of the aviation transportation services segment has been accounted for as a discontinued operation in the accompanying financial statements.

Interest expense was allocated to the discontinued operations (aviation transportation services segment) in accordance with the provisions of the Emerging Issues Task Force (EITF) No. 87-24 Allocation of Interest to Discontinued Operations. The total amounts of interest expense included in income (loss) from discontinued operations is $0.4 million, $0.5 million and $1.9 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Accordingly, the table below presents all revenues and expenses of the Aviation Transportation Services Segment as income (loss) in the loss from discontinued operations:

	YEAR ENDED DECEMBER 31,
	2002	2003	2004
	(in thousands)
Revenue	$3,092	$5,143	$15,350

Operating expenses:
Direct operating costs	1,380	3,353	11,418
Depreciation and amortization	414	547	1,127
General and administrative expenses	385	604	1,943

Total operating expenses	2,179	4,504	14,488
Asset impairment	—	367	4,174
Interest expense	379	456	1,889
Loss on debt extinguishment	—	—	279
Other expense	—	—	1,276

Total expenses	2,558	5,327	22,106

Income (loss) from discontinued operations	534	(184)	(6,756)
Income taxes	—	508	—

Net income (loss) from discontinued operations	$534	$324	$(6,756)

We have included in the loss from discontinued operations an allowance for doubtful accounts of $0.2 million recorded as a result of contract termination negotiations associated with our exit of the Brazoria County, Texas market. The allowance is shown net against accounts receivable in the consolidated balance sheet at December 31, 2004. As required by SFAS

No. 146, the following table reflects the total amount incurred in connection with the other exit activity for the year ended December 31, 2004:

YEAR ENDED DECEMBER 31, 2004
Lodging and travel	$53
Severance and outplacement	30

Total exit costs	$83

14. SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

2004	QUARTER ENDED
	March 31	June 30	September 30	December 31
Operating revenues	8,062	8,593	11,276	11,133
Operating expenses	8,017	10,212	11,932	12,095

Operating income (loss)	45	(1,619)	(656)	(962)
Interest expense	268	501	701	1,818
Loss on debenture conversion inducement and debt extinguishment	—	—	81	648
Other (income) expense	29	119	14	128

Income (loss) before income taxes	(252)	(2,239)	(1,452)	(3,556)
Income tax benefit	—	—	—	—

Net income (loss) from continuing operations	(252)	(2,239)	(1,452)	(3,556)
Income (loss) from discontinued operations, net of taxes	337	1,356	(2,016)	(6,433)

Income (loss)	85	(883)	(3,468)	(9,989)
Dividends and accretion of preferred stock	(485)	(5)	—	—

Net income (loss) available to common stockholders	(400)	(888)	(3,468)	(9,989)

Basic income (loss) per common share:
Income (loss) from continuing operations	$(0.07)	$(0.20)	$(0.13)	$(0.31)
Income (loss) from discontinued operations	0.03	0.12	(0.18)	(0.57)

Net income (loss) available to common Stockholders	$(0.04)	$(0.08)	$(0.31)	$(0.88)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(0.07)	$(0.20)	$(0.13)	$(0.31)
Income (loss) from discontinued operations	0.03	0.12	(0.18)	(0.57)

Net income (loss) available to common Stockholders	$(0.04)	$(0.08)	$(0.31)	$(0.88)

2003	QUARTER ENDED
	March 31	June 30	September 30	December 31
Operating revenues	5,435	9,251	8,795	8,074
Operating expenses	5,607	7,597	7,619	7,836

Operating income (loss)	(172)	1,654	1,176	238
Interest expense	177	312	168	286
Other (income) expense	(39)	(21)	13	(67)

Income (loss) before income taxes	(310)	1,363	995	19
Income tax benefit	68	154	205	665

Net income (loss) from continuing operations	(242)	1,517	1,200	684
Income (loss) from discontinued operations, net of taxes	127	26	239	(68)

Income (loss)	(115)	1,543	1,439	616
Dividends and accretion of preferred stock	—	—	(242)	(242)

Net income (loss) available to common stockholders	(115)	1,543	1,197	374

Basic income (loss) per common share:
Income (loss) from continuing operations	$(0.02)	$0.18	$0.11	$0.05
Income (loss) from discontinued operations	0.01	0.00	0.03	(0.01)

Net income (loss) available to common stockholders	$(0.01)	$0.18	$0.14	$0.04

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(0.02)	$0.18	$0.09	$0.05
Income (loss) from discontinued operations	0.01	0.00	0.03	(0.01)

Net income (loss) available to common stockholders	$(0.01)	$0.18	$0.12	$0.04

During the three months ended December 31, 2004, we recorded an impairment charge of approximately $4.2 million of which approximately $3.0 million was the write off of unamortized aviation repairs and $1.2 million was an impairment charge on our aviation fleet. Furthermore, during the fourth quarter of 2004, we recorded a charge of $0.8 million in unamortized loan costs, $0.9 million in connection with the early extinguishment of a portion of our convertible debentures and $0.4 million in other loan costs.

15. SUBSEQUENT EVENTS

At December 31, 2004, we had certain non-essential aviation assets reported as “Held for Sale” which were ultimately sold subsequent to the year ended December 31, 2004 for $2.9 million in cash and extinguishment of debt. For the twelve month period ended December 31, 2004, we recorded an impairment of $0.6 million representing the write down of these non-essential aviation assets to their expected net realizable value.

On March 7, 2005, we received a commitment letter from an Institutional Investor to provide us with $50 million of equipment term financing (“Term A Loan”). Under the terms of the commitment letter, funding under the Term A Loan will be limited to the lesser of $50 million and the sum of (i) 85% of the orderly liquidation value of our aviation fleet; (ii) 75% of the orderly liquidation value of our seismic drilling and environmental equipment; and (iii) 50% of the fair market value of certain real estate. Proceeds from the Term A Loan will be used to re-finance certain long-term debt, provide working capital and establish funding necessary to complete various strategic transactions under Consideration. Closing is subject to negotiation, execution and delivery of loan and contractual documentation reasonably satisfactory to the lender.

The Term A Loan will mature 60 months after closing and with level amortization of the principal, quarterly in arrears, to a 50% balloon at the maturity date. The Term A Loan will initially accrue interest at the rate of the 30-day LIBOR plus 6.5%, payable quarterly. Further, in connection with the completion of the Term A Loan, the Line (See Note 4) will be increased from $12 million to $15 million, the maturity will be extended to be concurrent with the Term A Loan and will contain cross default provisions.

On January 25, 2005, we filed suit in United States District Court, Western District of Louisiana (the “16(b) litigation”) against the holders of our 6.5% Subordinated Convertible Debentures and other third parties (collectively, the “Debenture Holders”). The suit alleges violations by the Debenture Holders pursuant to Section 16(b) of the Securities Exchange Act of 1934. We believe the Debenture Holders acted together for the purpose of illegally acquiring, holding, voting or disposing our equity securities during relevant time periods and have exerted an adverse group influence on OMNI and our equity securities. The suit seeks the disgorgement of profits realized by the Debenture Holders from their purchases and sales of our common stock.

On February 25, 2005, one of the Debenture Holders, Portside Growth and Opportunity Fund (“Portside”) notified us of certain alleged events of default under the 6.5% Subordinated Convertible Debentures issued to Portside (the “Portside Debentures”). As a result of these alleged events of default, Portside demanded that we redeem all of the Portside Debentures held by it, in the aggregate principal amount of $2,765,625, on March 2, 2005. Portside also notified us of its intention to commence a civil action against us to obtain a judgement with respect to all amounts owed to it under the Portside Debentures.

Portside’s acceleration of the maturity of the Debentures and its potential commencement and prosecution of a civil action against us to obtain a judgement with respect to all amounts owed to it under the Debentures are subject to the terms of certain Subordination and Intercreditor Agreements (the “Subordination Agreements”) between the Debenture Holders and Webster Business Credit Corporation (the “Agent”). Pursuant to the Subordination Agreements, Portside is not authorized to receive payments in respect to the Debentures as a result of the acceleration date of the debentures or enforce any such judgement without the prior written consent of Agent, except upon the earliest to occur of, among other things, (i) acceleration of the senior debt, (ii) commencement of enforcement of any rights and remedies under the senior debt documents or applicable law with respect to the senior debt or the senior debt documents, (iii) the institution of any Proceeding (as defined in the Subordination Agreements), or (iv) the passage of 180 days from the date on which Agent received written notice of the default from Portside.

To our knowledge, the threatened civil action has not commenced. Should Portside, in fact, commence the threatened civil action, we intend to vigorously defend the litigation, as well as, pursuing all available remedies including those available pursuant to the aforementioned 16(b) litigation filed against the Debenture Holders.

In April 2005, we reached a tentative settlement (“Portside Settlement”) with Portside. Under the terms of the Portside Settlement, we agreed to pay Portside $1.0 million cash and issue them 500,000 shares of our common stock in exchange for the extinguishment of approximately $2.8 million of our 6.5% Subordinated Convertible Debentures and the dismissal of Portside from the 16(b) litigation. Completion of the Portside Settlement is contingent upon completion of a mutually satisfactory settlement agreement and release from Portside and other Debenture holders.

On January 21, 2005 we entered into a forbearance agreement with Beal Bank, SSB, which increased the interest rate from 12% to 17% and extended the maturity of the Bridge Loan to March 15, 2005. The forbearance agreement has been amended to extend the maturity to April 15, 2005. In connection with the execution of the forbearance agreement and the extension thereof, we have reduced the outstanding principal balance by $0.6 million. We are currently in negotiations to extend the maturity date of the Bridge loan.

Effective July 29, 2005, the Company disposed of its Aviation Transportation Services Segment. The total purchase price was $11.0 million of which $9.35 million was used to repay advances under the Company’s Term A Loan. (See Note 13).

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Trussco, Inc.

Lafayette, Louisiana

We have audited the accompanying balance sheets of Trussco, Inc. as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trussco, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15, for 2003 and 2002, the Company reclassified certain accounts from operating expenses and other income and expenses to cost of sales. There was no change in net income.

/s/ Broussard, Poche’, Lewis & Breaux, L.L.P.

Lafayette, Louisiana

February 27, 2004, except for Note 15, as to which the date is June 28, 2004

TRUSSCO, INC.

BALANCE SHEETS

As of December 31, 2003 and 2002

	2003	2002
ASSETS
CURRENT ASSETS
Cash	$609,282	$65,404
Accounts receivable	4,097,507	3,403,831
Prepaid expenses	818,628	959,602

Total current assets	5,525,417	4,428,837

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation ($2,540,456 and $2,190,494, respectively)	2,202,264	2,400,006

OTHER ASSETS	20,013	20,013

Total assets	$7,747,694	$6,848,856

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,021,108	$1,269,151
Accrued liabilities	323,168	313,074
Note payable - stockholders	977,469	977,469
Current maturities of long-term debt	2,703,556	2,883,337
Capital lease obligations	106,381	82,192

Total current liabilities	5,131,682	5,525,223

LONG-TERM LIABILITIES
Notes payable - long-term	306,551	727,096
Capital lease obligations, less current portion	11,208	23,454

Total long-term liabilities	317,759	750,550

Total liabilities	5,449,441	6,275,773

STOCKHOLDERS’ EQUITY
Common stock, no par value; 324 shares authorized, issued and outstanding	249,643	249,643
Retained earnings	2,048,610	323,440

Total stockholders’ equity	2,298,253	573,083

Total liabilities and stockholders’ equity	$7,747,694	$6,848,856

See Notes to Financial Statements.

TRUSSCO, INC.

STATEMENTS OF INCOME

For the Years Ended December 31, 2003 and 2002

	2003	2002
SALES REVENUE
Revenue	$19,365,376	$20,533,475

COST OF SALES
Direct costs	5,336,434	6,600,456
Indirect costs	7,601,612	9,420,078

Total cost of sales	12,938,046	16,020,534

Gross profit	6,427,330	4,512,941

OPERATING EXPENSES
Selling, general and administrative	3,803,934	4,904,724

Income (loss) from operations	2,623,396	(391,783)

OTHER INCOME (EXPENSES)
Interest expense	(217,483)	(442,944)
Other income	478,912	914,706
Other expense	(64,439)	(78,635)

Total other income (expenses)	196,990	393,127

Net income	$2,820,386	$1,344

See Notes to Financial Statements.

TRUSSCO, INC.

STATEMENTS OF RETAINED EARNINGS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Balance, beginning	$323,440	$322,096
Net income (loss)	2,820,386	1,344
Tax distributions	(1,095,216)	—

Balance, ending	$2,048,610	$323,440

See Notes to Financial Statements.

TRUSSCO, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,820,386	$1,344
Adjustments to reconcile net income (loss) to operating cash flows:
Depreciation and amortization	707,419	825,328
(Gain) loss on disposal of assets	(281,420)	(660,527)
Changes in operating assets and liabilities -
Decrease (increase) in assets:
Accounts receivable	(693,676)	1,879,609
Prepaid expenses and other current assets	140,974	526,408
Increase (decrease) in liabilities:
Accounts payable	(248,045)	(1,527,143)
Accrued expenses	10,096	(302,918)

Net cash provided by operating activities	2,455,734	742,101

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of assets	517,878	1,794,391
Purchase of property and equipment	(746,136)	(360,455)

Net cash provided by (used in) investing activities	(228,258)	1,433,936

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term borrowing	19,330,315	21,979,487
Principal Payments on long-term debt	(19,849,587)	(25,194,169)
Principal payments under capital lease obligations	(69,110)	(85,145)
Tax Distributions to owners	(1,095,216)	—
Proceeds from shareholders	—	547,274

Net cash provided by financing activities	(1,683,598)	(2,752,553)

Net increase (decrease) in cash	543,878	(576,516)
Cash at beginning of year	65,404	641,920

Cash at end of year	$609,282	$65,404

See Notes to Financial Statements.

TRUSSCO, INC.

NOTES TO FINANCIAL STATEMENTS

Note	1. Operations and Significant Accounting Policies

Nature of business:

The Company provides oilfield tank and vessel cleaning services in South Louisiana, Texas and in the Gulf of Mexico.

Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

The Company recognizes revenues upon completion of the services rendered. Expenses are recognized as they are incurred.

Cash equivalents:

Cash equivalents are defined by the Company as holdings of highly liquid investments with original maturities of three months or less.

Allowance for doubtful accounts:

An allowance is established when in the opinion of management, based on economic conditions, a loss on accounts receivable is expected. Past due status of trade receivables is based on how recently payments have been received.

Property, plant and equipment:

The Company provides for depreciation and amortization on the straight-line basis by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives as follows:

Years
Portable buildings	7–10
Machinery and equipment	5 – 7
Office equipment	5 – 7
Vehicles	5

NOTES TO FINANCIAL STATEMENTS

Income taxes:

The Company has elected Subchapter “S” tax status under the Internal Revenue Code. As an “S” corporation, taxable income or losses of the Company are includible in the individual tax returns of the stockholders. Accordingly, the Company has not provided for income taxes in the statements of income.

Concentration of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, investments, and accounts receivable.

The Company places its cash and investments with high quality financial institutions. At times, such amounts may be in excess of FDIC insurance limits. The Company has deposits in local financial institutions in excess of $100,000 federally insured limit by the Federal Deposit Insurance Corporation. The exposure to the Company at December 31, 2003 and 2002 is $1,170,142 and $181,744, respectively.

Credit risk with respect to receivables consists primarily of customers who are located in South Louisiana and Texas and are involved in the industrial and oil and gas industry. During the 2003 fiscal year, no one customer accounted for greater than 10% of the total revenues of the Company. In the 2002 fiscal year, one customer accounted for $2,141,368 or 10.43% of total revenues for the year.

Compensated absences:

The Company does not allow carryover of vacation time from year-to-year and employees are not compensated for unused sick leave at termination of employment. Therefore, there is no accrued liability for compensated absences.

Advertising:

Advertising cost are expensed as incurred. Advertising expenses were $8,890 and $11,759 at December 31, 2003 and 2002, respectively.

Note	2. Receivables

The balance of receivables consisted of the following components as of December 31, 2003 and 2002:

	2003	2002
Trade receivables	$4,001,095	$3,318,709
Allowance for doubtful accounts	(179,797)	(127,804)
Due from stockholders	118,164	118,164
Due from affiliate	50,317	91,341
Other	107,728	3,421

	$4,097,507	$3,403,831

NOTES TO FINANCIAL STATEMENTS

Trade receivables 90 days or more pass due was $363,148 and $398,299 as of December 31, 2003 and 2002, respectively.

Note 3.	Property and Equipment

The following is a summary of property and equipment as of December 31, 2003 and 2002:

	2003	2002
Vehicle	$1,311,831	$1,310,584
Equipment	2,838,282	2,765,506
Leasehold improvements	659,841	505,177
Other fixed assets	427,642	359,195

	5,237,596	4,940,462
Less: accumulated depreciation	3,035,332	2,540,456

	$2,202,264	$2,400,006

Depreciation expense for fiscal years ended December 31, 2003 and 2002 was $707,419 and $825,328, respectively.

Note 4.	Long-term Debt

At December 31, 2003, long-term debt consisted of the following:

	2003	2002
Note payable – stockholder:
Notes payable to stockholders of the Company, 6.63%, due on demand, uncollateralized.	$977,469	$977,469

Notes payable and long-term debt:
$2,600,000 line of credit, interest is the bank prime rate plus one percent (5.00% at December 31, 2003), principal and remaining interest due April 30, 2004, collateralized with accounts receivable of the Company.	$1,908,625	$1,912,695
Various notes payable to finance companies, interest rates varying from 9.95% to 10.49%, due in monthly installments of principal and interest totaling $9,888, maturities ranging from March 15, 2004 through January 4, 2006, collateralized by chattel mortgages on vehicles and equipment.	123,675	333,337

(continued)

NOTES TO FINANCIAL STATEMENTS

Note 4.	Long-term Debt (Continued)

	2003	2002
Notes payable to insurance finance companies for 6.50%, due in monthly installments of principal and interest totaling $75,811, maturities ranging from June 24, 2004 to September 24, 2004, collateralized by unearned premiums on the policies.	501,483	480,270
Note payable to bank, 7.50%, due in monthly installments of $19,246, including interest, collateralized by inventory, accounts, equipment, vehicles, and general intangibles, due August 29, 2005.	441,258	826,880
Various notes payable to finance companies for vehicles, interest rates varying from 9.95% to 9.99%, due in monthly installments of principal and interest totaling $2,236, maturities ranging from April 26, 2004 to February 24, 2006, collateralized by vehicles.	35,066	57,251

Total	3,010,107	3,610,433
Less current maturities	2,703,556	2,883,337

Long-term portion	$306,551	$727,096

Principal maturities as of December 31, 2003 are:

Year Ended December 31,
2004	$2,703,556
2005	290,444
2006	16,107

$3,010,107

Interest expense for the fiscal years ended 2003 and 2002 amounted to $217,483 and $339,019, respectively.

Note 5.	Capital Leases

The Company has entered into lease agreements for equipment. The leases are for non-cancelable lease terms of two to five years and are recorded as capital leases. The leased assets, which are included in property and equipment, are recorded at $129,989 at imputed interest rates ranging from 8.5% to 16.0% over the term of the leases. Accumulated amortization as of December 31, 2003 and 2002 totaled $112,166 and $193,119, respectively.

NOTES TO FINANCIAL STATEMENTS

The following is a schedule by years of the future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2003:

Year Ended December 31,
2004	$112,744
2005	11,125
2006	531

Total minimum lease payments	124,400
Less amount representing interest	6,811

Present value of net minimum lease payments	117,589
Less obligation under capital lease, current portion	106,381

Obligation under capital lease, long-term	$11,208

Note 6.	Operating Leases

The Company has leased certain equipment, office space, and equipment yards under various non-cancelable agreements which expire between January 1, 2004 and October 31, 2006, and requires various minimum annual rentals.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

Year Ended December 31,
2004	$279,962
2005	115,573
2006	67,675

$463,210

Rental payments under operating lease agreements during the fiscal years of 2003 and 2002 totaled $658,923 and $1,139,243, respectively.

NOTES TO FINANCIAL STATEMENTS

Note 7.	Related Party Transactions

Trussco, Inc. is presently leasing equipment from Trussco Properties, L.L.C., which is owned by the managing members of the Company. All related repairs, maintenance and insurance are paid by the lessee. Trussco, Inc. presently rents equipment from Boss Rentals, Inc. and Tiger Environmental & Rental Service, Inc which is owned by managing members of the Company. During the fiscal year ended December 31, 2003, the Company performed work for Acadian Contractors, Inc. which one of the managing members of the Company is President. The dollar volume of rentals with this related party during fiscal years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Trussco Properties, L.L.C.	$49,715	$49,715
Acadian Contractors, Inc.	10,482	—
Boss Rentals, Inc.	813	—
Tiger Environmental & Rental Service, Inc.	3,921	—

	$64,931	$49,715

Included in the balance of due from affiliate on the balance sheets of $50,317 and $91,341 as of December 31, 2003 and 2002 are cash advances to Trussco Properties, L.L.C. for payments of equipment notes.

Note 8.	Employee Benefit Plan

Effective January 1, 1997, the Company established a 401(k) plan to provide retirement benefits for employees. Any full-time employee over the age of twenty-one and who has been employed by the Company for one year is eligible to participate. Participants may contribute to the plan by deferring up to 15% of their gross salary, within certain IRS imposed limitations for maximum contributions in a given year. The Company may match 50% of the participants’ contribution up to 6% of the employee’s compensation. The amount included in expense for the fiscal years ended December 31, 2003 and 2002 was $-0- and $5,279, respectively. As of February 1, 2002, the Company temporarily suspended its matching contributions to the plan.

Note 9.	Self-Insurance Program

The Company has a partially self-insured program for worker’s compensation. The Company limits its losses through the use of a stop-loss aggregate of $450,000 over the policy period of November 2003 to October 2004. The Company established a letter of credit with a bank for $350,000 which was required by the worker’s compensation carrier. All submitted claims are paid on a monthly basis. In addition, an accrual is recorded for estimated additional costs related to covered accidents.

The Company has a partially self-insured program for group health insurance. The Company limits its losses through the use of a stop-loss aggregate of $530,431 or $60,000 per employee per year over the policy period of February 1, 2003 through January 31, 2004. As of December 31, 2003, the Company’s exposure in regard to this self insurance program totaled $366,592.

NOTES TO FINANCIAL STATEMENTS

Note 10.	Non-cash Investing and Financing Activities

In connection with the acquisition of insurance, the Company financed $671,315 of premiums and deposits through an insurance finance company during the fiscal year.

Cash paid for interest totaled $342,927 and $421,428 at December 31, 2003 and 2002, respectively.

There were purchases of property, plant and equipment in the amount of $82,330 at December 31, 2003 through accounts payable.

Note 11.	Stock Purchase Agreement

The Company has entered into an agreement with its stockholders whereby, the Company may purchase the stock of a stockholder no later than 120 days after the date of the decedent’s death. The shares of the Company held by the deceased stockholder on the date of death shall be held in trust by the Company for a period of 120 days. During this period, the shares shall not be voted or otherwise available for corporate governance. The Company shall purchase the shares at a price of $2,000,000 in the aggregate. Any life insurance proceeds, if any, received by the Company on account of the deceased stockholder’s death may be used to pay for such shares. In the event the amount of life insurance proceeds available is less than the purchase price, the difference between the purchase price and the cash proceeds from life insurance shall be paid by the Company in forty (40) equal quarterly installments with interest at the rate of 6.0% per annum until paid and such payments shall commence on the first day following the expiration of 120 days after the date of death. The purchase price of the shares can never be decreased except upon full dissolution of the Company but may be increased at any time by unanimous vote of the Board of Directors.

Under the terms of the stock purchase agreement, no stockholder shall transfer, assign, pledge, sell or convey any interest in his shares of the Company, now owned or later acquired by him.

This agreement shall terminate upon the first to occur of the following events:

a.	The execution of an agreement to revoke the stock purchase agreement, signed by all the living parties and the personal representative of any deceased party who has not been fully paid for the sale of all the shares of such decedent; or

b.	The adoption of a plan of sale or liquidation by the Company, or the bankruptcy, receivership, or dissolution of the Company (but such termination shall not extinguish the rights or obligations of the parties arising out of any event occurring before such termination); or

c.	The complete termination of all ownership shares in the Company by all the stockholders, and the satisfaction of all obligations respecting such termination as provided in the agreement; or

d.	The death of all stockholders within 90 days of each other.

During the September 2003 Stockholders’ Meeting, the Stockholders’ voted to amend the Stock Purchase Agreement to a purchase price of $1,000,000. The new Stock Purchase Agreement will be completed by March 2004.

NOTES TO FINANCIAL STATEMENTS

Note 12.	Contingencies

The Company is involved in various claims and lawsuits against the Company, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such claims would not be material to the Company’s financial position.

Note 13.	Sales Leaseback Transactions

On July 8, 2002, the Company sold various equipment located at Syngenta in St. Gabriel, Louisiana to Turner Environmental Services for $312,000. The Company subsequently leased the equipment from Turner Environmental Services at $18,500 per month for the period from July 15, 2002 through December 31, 2003. The lease period terminated January 5, 2004 when the contract was awarded to Turner Environmental Services. Upon the expiration of the lease, Turner Environmental Services took possession of the leased equipment and the three Trussco, Inc. employees that were running the filter press.

Note 14.	Other Income

The balance of other income consisted of the following components:

	2003	2002
Gain (loss) on sale of fixed assets	$281,420	$650,667
Other income	207,192	152,699

	$488,612	$803,366

The gains on sale of fixed assets for 2003 and 2002, respectively, were used to pay down accounts payable, as well as various notes payable. Other income consists predominately of reimbursement of insurance premium.

Note 15.	Reclassification

The Company reevaluated the 2003 and 2002 classification of operating expenses and other income and expenses. Certain accounts were reclassified to cost of sales as a result of this reevaluation. Net income for 2003 and 2002 did not change.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Trussco Properties, L.L.C.

Lafayette, Louisiana

We have audited the accompanying balance sheets of Trussco Properties, L.L.C. as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trussco Properties, L.L.C. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Broussard, Poche’, Lewis & Breaux, L.L.P.

Lafayette, Louisiana

February 27, 2004

TRUSSCO PROPERTIES, L.L.C.

BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
ASSETS
CURRENT ASSETS
Cash	$3,251	$3,251
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation ($170,052 and $120,337, respectively)	78,522	128,237

Total assets	$81,773	$131,488

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Current maturities under capital lease	$—	$5,619
Due to affiliate	50,317	91,341

Total current liabilities	50,317	96,960

MEMBERS’ EQUITY	31,456	34,528

Total liabilities and members’ equity	$81,773	$131,488

See Notes to Financial Statements.

TRUSSCO PROPERTIES, L.L.C.

STATEMENTS OF INCOME

For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES:
Rental revenue	$49,715	$49,715

EXPENSES:
Administrative expenses	3,072	1,628
Depreciation and amortization	49,715	49,715

Total expenses	52,787	51,343

Net income	$(3,072)	$(1,628)

See Notes to Financial Statements.

TRUSSCO PROPERTIES, L.L.C.

STATEMENTS OF RETAINED EARNINGS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Balance, beginning	$34,528	$36,156
Net income (loss)	(3,072)	(1,628)

Balance, ending	$31,456	$34,528

See Notes to Financial Statements.

TRUSSCO PROPERTIES, L.L.C.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(3,072)	$(1,628)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	49,715	49,715
Increase (decrease) -
Accrued interest payable	—	(110)
Due to affiliate	(41,024)	(39,277)

Net cash provided by operating activities	5,619	8,700

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on capital lease obligations	(5,619)	(8,700)

Net increase (decrease) in cash	—	—
Cash at beginning of year	3,251	3,251

Cash at end of year	$3,251	$3,251

See Notes to Financial Statements.

TRUSSCO PROPERTIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note	1. Nature of Business and Significant Accounting Policies

Nature of business:

The Company rents various machinery and equipment to Trussco, Inc, an affiliated corporation.

Significant accounting policies:

Basis of financial statement presentation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

The Company recognizes revenues as rentals and services are rendered. Expenses are recognized as they are incurred.

Personal assets and liabilities:

In accordance with the generally accepted method of presenting company financial statements, the financial statements do not include the personal assets and liabilities of the members, including their obligation for income taxes on their distributive shares of the net income of the Company, nor any provision for income tax expense.

Cash and cash equivalents:

For purposes of reporting the statements of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables:

Receivables generally consist of rents receivable from an affiliated company. During the 2003 and 2002 fiscal years, this company accounted for $49,715 and $49,715, respectively, or 100% of the total revenues of the Company.

NOTES TO FINANCIAL STATEMENTS

Property and equipment:

Property and equipment is valued at cost and is depreciated over the estimated useful lives of the individual assets using the straight-line method. The estimated lives are as follows:

Leasehold improvements	5 years
Machinery and equipment	5 years
Autos and trucks	5 years

Income taxes:

The Company has elected to be taxed as a limited liability company for federal and state income tax purposes. The members have consented to include their pro rata share of the Company’s income or loss in their individual tax returns. Accordingly, no provision for federal and state income taxes were made in the accompanying financial statements.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, investments and accounts receivable.

The Company places its cash and investments with high quality financial institutions. At times such amounts may be in excess of FDIC insurance limits.

Note	2. Related Party Transactions

Trussco Properties, L.L.C. is presently leasing equipment to Trussco, Inc., which is owned by the managing members of the Company. All related repairs, maintenance and insurance are paid by the lessee. The dollar volume of rentals with this related party during the fiscal years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Trussco, Inc.	$49,715	$49,715

Included in the balances due to affiliates of $50,317 and $91,341 on the balance sheets as of December 31, 2003 and 2002 are cash advances from Trussco, Inc. for payment of equipment purchases.

NOTES TO FINANCIAL STATEMENTS

Note	3. Property and Equipment

The following is a summary of property and equipment as of December 31, 2003 and 2002:

	2003	2002
Leasehold improvements	$1,980	$1,980
Machinery and equipment	182,306	182,306
Autos and trucks	64,288	64,288

	248,574	248,574
Less accumulated depreciation	170,052	120,337

	$78,522	$128,237

Depreciation expense for the years ended December 31, 2003 and 2002 was $49,715 and $49,715, respectively.

Note	4. Capital Leases

During the 2001 fiscal year, the Company assumed a capital lease for an air compressor. The lease is noncancelable and nontransferable for a term of thirty-six months, originating on October 2, 2000. The leased asset, which is included in machinery and equipment, is recorded at $23,365 at an imputed interest rate of 16.54% over the term of the lease. Accumulated amortization as of December 31, 2003 and 2002 totaled $15,187 and $10,514, respectively. The capital lease was paid in full during the fiscal year.

TRUSSCO, INC.

CONDENSED BALANCE SHEET

JUNE 30, 2004 AND JUNE 30, 2003

(IN THOUSANDS)

Unaudited

	June 30, 2004	June 30, 2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$423	$258
Accounts receivable	2,945	4,108
Prepaid expenses	297	72

Total current assets	3,665	4,438
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $3,079 and $2,849, respectively	1,984	2,285
OTHER ASSETS	19	20

Total assets	$5,668	$6,743

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$491	$2,135
Accounts payable	869	1,028
Accrued Expenses	437	420
Notes payable stockholders	977	977

Total current liabilities	2,774	4,560
LONG-TERM LIABILITIES:
Long-term debt, less current maturities	44	811
Other long-term liabilities	3	—

Total long-term liabilities	47	811

Total liabilities	2,821	5,371
STOCKHOLDERS’ EQUITY:
Common stock, no par value; 324 shares authorized, issued and outstanding	250	250
Retained Earnings	2,597	1,122

Total stockholders’ equity	2,847	1,372

Total liabilities and stockholders’ equity	$5,668	$6,743

See Notes to Unaudited Condensed Financial Statements.

TRUSSCO, INC.

CONDENSED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003

(IN THOUSANDS)

Unaudited

	June 30, 2004	June 30, 2003
Operating revenue	$9,474	$9,338
Operating expense	6,112	6,604

Gross profit	3,362	2,734
General and administrative expense	2,482	1,816

Operating income	880	918
Interest expense	73	119
Other (income) expense	(15)	—

Income before taxes	822	799
Income tax benefit	—	—

Net income	$822	$799

See Notes to Unaudited Condensed Financial Statements.

TRUSSCO, INC

CONDENSED STATEMENT OF CASH FLOWS (Indirect Method)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003

(IN THOUSANDS)

Unaudited

	June 30, 2004	June 30, 2003
Cash Flows From Operating Activities:
Net Income	$822	$799
Adjustments to Reconcile Net Income/Loss to Operating Cash Flows:
Depreciation Expense	330	342
Gain/Loss on Sale of Assets	9	(6)
Changes in Operating Assets/Liabilities-
Decrease (Increase) in assets:
Accounts Receivable	1,153	(319)
Prepaid Expensed and Other Current Assets	522	503
Increase (Decrease) in liabilities:
Accounts Payable	(151)	(241)
Accrued Expenses	114	106

Net Cash Provided By (Used In) Operating Activities	2,799	1,184

Cash Flows from Investing Activities:
Proceeds from the sale of assets	1	16
Purchase of property and equipment	(122)	(237)

Net Cash used in Investing Activities	(121)	(221)

Cash Flows from Financing Activities:
Distributions to Stockholders	(274)	—
Proceeds from Borrowing	8,026	8,870
Principal Payments	(10,595)	(9,609)
Principal payment under Capital Lease Obligations	(21)	(31)

Net Cash provided by Financing Activities	(2,864)	(770)

Net increase (decrease) in Cash	$(186)	$193
Beginning Cash Balance – 12/31	$609	$65

Ending Cash Balance – 06/30	$423	$258

See Notes to Unaudited Condensed Financial Statements.

TRUSSCO, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1.	Nature of Business and Significant Accounting Policies

Nature of business:

Trussco, Inc. (hereinafter “the Company”) provides oilfield tank and vessel cleaning services in South Louisiana, Texas and in the Gulf of Mexico. The financial statements included herein, which have not been audited reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods on a basis consistent with the annual audited statements. All such adjustments are of a normal recurring nature. The results of operations for interim periods are not necessarily indicative of the results that may be expected for any other interim period of a full year.

Significant accounting policies:

Basis of financial statement presentation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Trussco, Inc. and recognize revenues as rentals and services are rendered. Expenses are recognized as they are incurred.

Personal assets and liabilities:

In accordance with the generally accepted method of presenting company financial statements, the financial statements do not include the personal assets and liabilities of the stockholders, including their obligation for income taxes on their distributive shares of the net income of Trussco, Inc. nor any provision for income tax expense.

Cash and cash equivalents:

For purposes of reporting the statements of cash flows, Trussco, Inc. consider all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

An allowance is established when in the opinion of management, based on economic conditions, a loss on accounts receivable is expected. Past due status of trade receivables is based on how recently payments have been received. The allowance for doubtful accounts for Trussco, Inc. at June 30, 2004 and 2003 was $192,381 and $116,605, respectively.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Property and equipment:

Property and equipment in both companies is valued at cost and is depreciated over the estimated useful lives of the individual assets using the straight-line method. The estimated lives are as follows:

Leasehold improvements	5 years
Machinery and equipment	5-7 years
Vehicles	5 years
Office Equipment	5-7 years

Income taxes:

Trussco, Inc. has elected Subchapter “S” tax status under the Internal Revenue Code. As an “S” Corporation, taxable income or losses of the Company are includible in the individual tax returns of the Stockholders. Accordingly, Trussco, Inc. has not provided for income taxes in the financial statements.

Concentration of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, investments, and accounts receivable.

The Company places its cash and investments with high quality financial institutions. At times, such amounts may be in excess of FDIC insurance limits.

Credit risk with respect to receivables consists primarily of customers who are located in South Louisiana and Texas and are involved in the industrial and oil and gas industry. During the sixth month periods ended June 30, 2003 and 2004, no one customer accounted for greater than 10% of the total revenues of the Company.

Compensated absences:

The Company does not allow carryover of vacation time from year-to-year and employees are not compensated for unused sick leave at termination of employment. Therefore, there is no accrued liability for compensated absences.

Note 2.	Related Party Transactions

Trussco, Inc. is presently leasing equipment from Trussco Properties, L.L.C., which is owned by the managing members of the Company. All related repairs, maintenance and insurance are paid by the lessee. Trussco, Inc. presently rents equipment from Boss Rentals, Inc. and Tiger Environmental & Rental Service, Inc., which are owned by managing members of the Company and perform work at times for Acadian Contractors, Inc., of which one of the managing members of Trussco, Inc. is President.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 3.	Property and Equipment

The following is a summary of property and equipment as of June 30, 2004 and 2003:

	Trussco, Inc.
	(in thousands)
	2004	2003
Vehicles	$1,250	$1,281
Leasehold Improvements	661	672
Machinery and Equipment	2,754	2,792
Other	398	389

	5,063	5,134
Less accumulated depreciation	3,079	2,849

	$1,984	$2,285

Depreciation expense for the six months ended June 30, 2004 and 2003 was $330 and $342, respectively (in thousands).

The Company has entered into lease agreements for equipment. The leases are for non-cancelable lease terms of two to five years and are recorded as capital leases. The leased assets, which are included in property and equipment, are recorded at $165,460 at imputed interest rates ranging from 8.5% to 16% over the term of the leases. Accumulated amortization as of June 30, 2004 and 2003 totaled $131,773 and $78,414, respectively.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 4.	Long-term Debt

At June 30, 2004 and 2003, long-term debt of Trussco, Inc. consisted of the following:

	2004	2003
	(in thousands)
Notes payable and long-term debt:
$2,600,000 line of credit, interest is the bank prime rate plus one percent (5.00% at June 30, 2003), principal and remaining interest due April 30, 2004, collateralized with accounts receivable of the Company.	$—	$1,848
Various notes payable to finance companies, interest rates varying from 9.95% to 10.49%, due in monthly installments of principal and interest totaling $16,126, maturities ranging from March 15, 2004 through January 4, 2006, collateralized by chattel mortgages on vehicles and equipment.	84	172
Note payable to bank, 7.50%, due in monthly installments of $19,246, including interest, collateralized by inventory, accounts, equipment, vehicles, and general intangibles, due August 29, 2005.	359	693
Various notes payable to finance companies for vehicles, interest rates varying from 9.95% to 9.99%, due in monthly installments of principal and interest totaling $2,236, maturities ranging from April 26, 2004 to February 24, 2006, collateralized by vehicles.	24	46
Capital leases, imputed interest rates varying from 8.5% to 16%, maturities ranging from November 1, 2004 to March 1, 2006, valued at present value of net minimum lease payments	68	187

Total	535	2,946
Less current maturities	491	2,135

Long-term portion	$44	$811

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Principal maturities for Trussco, Inc. as of June 30, 2004 are:

Twelve months ended June 30,	(in thousands)
2005	$491
2006	44

$535

Interest expense for Trussco, Inc. for the six months ended June 30, 2004 and 2003 amounted to $73 and $119, respectively, (in thousands).

Note 5.	Operating Leases

The Company has leased certain equipment, office space, and equipment yards under various non-cancelable agreements which expire between January 1, 2004 and October 31, 2006, and requires various minimum annual rentals.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

Twelve months ended June 30,	(in thousands)
2005	$331
2006	119
2007	27

$477

Rental payments under operating lease agreements for Trussco, Inc. during the six months ended June 30, 2004 and 2003 amounted to $178 and $262 respectively, (in thousands).

Note 6.	Employee Benefit Plan

Effective January 1, 1997, the Company established a 401(k) plan to provide retirement benefits for employees. Any full-time employee over the age of twenty-one and who has been employed by the Company for one year is eligible to participate. Participants may contribute to the plan by deferring up to 15% of their gross salary, within certain IRS imposed limitations for maximum contributions in a given year. The Company may match 50% of the participants’ contribution up to 6% of the employee’s compensation. As of February 1, 2002, the Company temporarily suspended its matching contributions to the plan.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 7.	Self-Insurance Program

The Company has a partially self-insured program for worker’s compensation. The Company limits its losses through the use of a stop-loss aggregate of $450,000 over the policy period of November 2003 to October 2004. The Company established a letter of credit with a bank for $350,000 which was required by the worker’s compensation carrier. All submitted claims are paid on a monthly basis. In addition, an accrual is recorded for estimated additional costs related to covered accidents.

The Company has a partially self-insured program for group health insurance. The Company limits its losses through the use of a stop-loss aggregate of $718,728 or $60,000 per employee per year over the policy period of February 1, 2004 through January 31, 2005. As of June 30, 2004, the Company’s exposure in regard to this self-insurance totaled $385,188 and has been recorded as a liability in the financial statements.

Note 8.	Stock Purchase Agreement

The Company has entered into an agreement with its stockholders whereby the Company may purchase the stock of a stockholder no later than 120 days after the date of the decedent’s death. The shares of the Company held by the deceased stockholder on the date of death shall be held in trust by the Company for a period of 120 days. During this period, the shares shall not be voted or otherwise available for corporate governance. The Company shall purchase the shares at a price of $2,000,000 in the aggregate. The life insurance proceeds, if any, received by the Company on account of the deceased stockholder’s death may be used to pay for such shares. In the event the amount of life insurance proceeds available is less than the purchase price, the difference between the purchase price and the cash proceeds from life insurance shall be paid by the Company in forty (40) equal quarterly installments with interest at the rate of 6.0% per annum until paid and such payments shall commence on the first day following the expiration of 120 days after the date of death. The purchase price of the shares can never be decreased except upon full dissolution of the Company but may be increased at any time by unanimous vote of the Board of Directors.

Under the terms of the stock purchase agreement, no stockholder shall transfer, assign, pledge, sell or convey any interest in his shares of the Company, now owned or later acquired by him.

This agreement shall terminate upon the first to occur of the following events:

a.	The execution of an agreement to revoke the stock purchase agreement, signed by all the living parties and the personal representative of any deceased party who has not been fully paid for the sale of all the shares of such decedent; or

b.	The adoption of a plan of sale or liquidation by the Company, or the bankruptcy, receivership, or dissolution of the Company (but such termination shall not extinguish the rights or obligations of the parties arising out of any event occurring before such termination); or

c.	The complete termination of all ownership shares in the Company by all the stockholders, and the satisfaction of all obligations respecting such termination as provided in the agreement; or

d.	The death of all stockholders within 90 days of each other.

During the September 2003 Stockholders’ Meeting, the Stockholders’ voted to amend the Stock Purchase Agreement to a purchase price of $1,000,000. The new Stock Purchase Agreement was completed in March 2004.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note	9. Contingencies

The Company is involved in various claims and lawsuits against the Company, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such claims would not be material to the Company’s financial position.

Note	10. Other Income

The balance of other income (expense) consisted of the following components:

	Six months ended June 30,
	2004	2003
	(in thousands)
Gain (loss) on sale of fixed assets	$(9)	$6
Other income (expense)	24	(6)

	$15	$—

The gains on sale of fixed assets were used to pay down accounts payable, as well as various notes payable. Other income consists predominately of reimbursement of insurance premium from a prior year that were previously expensed.

Note	11. Reclassification

The Company re-evaluated the 2004 and 2003 classification of operating expenses and other income and expenses. Certain accounts were reclassified to cost of sales as a result of this re-evaluation. Net income for the periods did not change.

TRUSSCO PROPERTIES, L.L.C.

CONDENSED BALANCE SHEET

JUNE 30, 2004 AND JUNE 30, 2003

(IN THOUSANDS)

Unaudited

	June 30, 2004	June 30, 2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3	$3
Trade receivables, net	—	—
Prepaid expenses and other	—	—

Total current assets	3	3
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $195 and $141, respectively	54	108
OTHER ASSETS	—	—

Total assets	$57	$111

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$—
Due to Affiliates	25	72
Accrued Expenses	—	—

Total current liabilities	25	72
LONG-TERM LIABILITIES:
Long-term debt, less current maturities	—	1
Other long-term liabilities	—	—

Total long-term liabilities	—	1

Total liabilities	25	73
STOCKHOLDERS’ EQUITY:
Common stock	—	—
Additional Paid In Capital	—	—
Retained Earnings	32	38

Total stockholders’ equity	32	38

Total liabilities and stockholders’ equity	$57	$111

See Notes to Unaudited Condensed Financial Statements.

TRUSSCO PROPERTIES, L.L.C.

CONDENSED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003

(IN THOUSANDS)

Unaudited

	June 30, 2004	June 30, 2003
Operating revenue	$25	$25
Operating expense	25	27

Gross profit	—	(2)
General and administrative expense	—	—

Operating income	—	(2)
Interest expense	—	1
Other (income) expense	—	—

Income before taxes	—	(3)
Income tax benefit	—	—

Net income	$—	$(3)

See Notes to Unaudited Condensed Financial Statements.

TRUSSCO PROPERTIES, L.L.C.

CONDENSED STATEMENT OF CASH FLOWS (Indirect Method)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003

(IN THOUSANDS)

Unaudited

	June 30, 2004	June 30, 2003
Cash Flows From Operating Activities:
Net Income	$—	$(3)
Adjustments to Reconcile Net Income/Loss to Operating Cash Flows
Depreciation Expense	25	21
Gain/Loss on Sale of Assets	—	—
Changes in Operating Assets/Liabilities- Decrease (Increase) in assets:
Accounts Receivable	—	—
Prepaid Expensed and Other Current Assets	—	—
Due to Affiliate	(25)	(19)
Increase (Decrease) in liabilities:
Accounts Payable	—	—
Accrued Expenses	—	—

Net Cash Provided By (Used In) Operating Activities	—	(1)

Cash Flows from Investing Activities:
Proceeds from the sale of assets	—	—
Purchase of property and equipment	—	—

Net Cash used in Investing Activities	—	—

Cash Flows from Financing Activities:
Distributions to Stockholders	—	—
Proceeds from Borrowing	—	1
Principal Payments	—	—
Principal Payments on Stockholder Notes	—	—
Principal payment under Capital Lease Obligations	—	—

Net Cash provided by Financing Activities	—	1

Net increase (decrease) in Cash	$—	$—
Beginning Cash Balance – 12/31	$3	$3

Ending Cash Balance – 06/30	$3	$3

See Notes to Unaudited Condensed Combined Financial Statements.

TRUSSCO PROPERTIES, L.L.C.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note	1. Nature of Business and Significant Accounting Policies

Nature of business:

Trussco Properties, L.L.C. (hereinafter “the Company”) rents various machinery and equipment to Trussco, Inc., an affiliated corporation. The financial statements included herein, which have not been audited reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods on a basis consistent with the annual audited statements. All such adjustments are of a normal recurring nature. The results of operations for interim periods are not necessarily indicative of the results that may be expected for any other interim period for a full year.

Significant accounting policies:

Basis of financial statement presentation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Trussco Properties, L.L.C. recognize revenues as rentals and services are rendered. Expenses are recognized as they are incurred.

Personal assets and liabilities:

In accordance with the generally accepted method of presenting company financial statements, the financial statements do not include the personal assets and liabilities of the members, including their obligation for income taxes on their distributive shares of the net income of Trussco Properties, L.L.C., nor any provision for income tax expense.

Cash and cash equivalents:

For purposes of reporting the statements of cash flows, Trussco Properties, L.L.C. considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables:

Receivables for Trussco Properties, L.L.C. consists of rents receivable from Trussco Inc. During the six months ended June 30, 2004 and 2003, Trussco, Inc. accounted for $25 and $25, respectively, or 100% of the total revenues of Trussco Properties, L.L.C.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Property and equipment:

Property and equipment in both companies is valued at cost and is depreciated over the estimated useful lives of the individual assets using the straight-line method. The estimated lives are as follows:

Leasehold improvements	5 years
Machinery and equipment	5-7 years
Vehicles	5 years
Office Equipment	5-7 years

Income taxes:

Trussco Properties, L.L.C. has elected to be taxed as a limited liability company for federal and state income tax purposes. The members have consented to include their pro rata share of the Company’s income or loss in their individual tax returns. Accordingly, no provision for federal and state income taxes were made in the accompanying financial statements.

Concentration of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, investments, and accounts receivable.

The Company places its cash and investments with high quality financial institutions. At times, such amounts may be in excess of FDIC insurance limits.

Note	2. Related Party Transactions

Trussco Properties, L.L.C. is presently leasing equipment to Trussco, Inc., which is owned by the managing members of the Company. All related repairs, maintenance and insurance are paid by the lessee. The dollar volume of rentals with this related party during the three months ended June 30, 2004 and 2003 are as follows:

	June 30, 2004	June 30, 2003
	(in thousands)
Trussco, Inc.	$25	$25

Included in Due to Affiliates of $25 and $72 as of June 30, 2004 and 2003, respectively, are cash advances from Trussco, Inc. for payment of equipment purchases.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note	3. Property and Equipment

The following is a summary of property and equipment as of June 30, 2004 and 2003:

	Trussco Properties, L.L.C.
	(in thousands)
	2004	2003
Vehicles	$64	$64
Leasehold Improvements	2	2
Machinery and Equipment	150	150
Other	33	33

	249	249
Less accumulated depreciation	195	141

	$54	$108

Depreciation expense for the six months ended June 30, 2004 and 2003 was $25 and $27, respectively (in thousands).

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Preheat, Inc.

Broussard, Louisiana

We have audited the accompanying balance sheets of Preheat, Inc. as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preheat, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Arsement, Redd & Morella, L.L.C.

Lafayette, Louisiana

December 29, 2005

PREHEAT, INC.

BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
ASSETS
Current Assets
Cash and cash equivalents	$1,596,780	$1,601,913
Cash-restricted	15,901	24,482
Accounts receivable	3,300,992	3,126,992
Inventory	939,052	848,716
Prepaid income taxes	90,345	444,825
Prepaids and other current assets	182,569	181,116

Total Current Assets	6,125,639	6,228,044

Property and Equipment	12,416,607	11,468,396
Less: Accumulated Depreciation	(6,454,860)	(5,298,011)

	5,961,747	6,170,385

Other Assets
Cash surrender value of life insurance	433,879	352,871
Loans to shareholders	66,934	66,934
Due from related parties	1,185,927	638,925
Deposits	132,930	102,269

	1,819,670	1,160,999

Total Assets	$13,907,056	$13,559,428

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$8,943	$8,913
Current maturities of long-term debt	874,813	999,768
Accounts payable	490,105	554,892
Accrued salaries and vacations	257,917	245,557
Dividends payable	5,643	3,387
Other current liabilities	169,989	231,785

Total Current Liabilities	1,807,410	2,044,302

Long-Term Liabilities
Long-term debt, net of current maturities	13,017	19,837
Deferred income taxes	948,871	910,044

	961,888	929,881

Stockholders’ Equity
Common stock, no par value, 5,000 shares authorized, 120 issued and 80 outstanding	1,000	1,000
Retained earnings	12,136,758	11,584,245

	12,137,758	11,585,245
Less: treasury stock, 40 shares at cost	(1,000,000)	(1,000,000)

	11,137,758	10,585,245

Total Liabilities and Stockholders’ Equity	$13,907,056	$13,559,428

The accompanying notes are an integral part of these financial statements.

PREHEAT, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2004 and 2003

	2004	2003
Revenue	$15,381,261	$15,598,487

Cost and Expenses
Direct material costs	685,430	1,231,470
Operating expenses	12,272,512	12,479,943
Depreciation	1,400,040	1,254,377
(Gain) loss on disposal of fixed assets	69,328	(15,054)

	14,427,310	14,950,736

Income from Operations	953,951	647,751

Other Income (Expenses)
Interest expense	(50,124)	(64,527)
Other income	53,954	104,522

	3,830	39,995

Income Before Provision for Income Taxes	957,781	687,746

Provision for Income Taxes	399,625	284,225

Net Income	$558,156	$403,521

The accompanying notes are an integral part of these financial statements.

PREHEAT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2004 and 2003

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2002	$1,000	$11,184,111	$(1,000,000)	$10,185,111
Dividends declared	—	(3,387)	—	(3,387)
Net income	—	403,521	—	403,521

Balance, December 31, 2003	1,000	11,584,245	(1,000,000)	10,585,245
Dividends declared	—	(5,643)	—	(5,643)
Net income	—	558,156	—	558,156

Balance, December 31, 2004	$1,000	$12,136,758	$(1,000,000)	$11,137,758

The accompanying notes are an integral part of these financial statements.

PREHEAT, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows From Operating Activities:
Cash received from customers	$15,207,261	$15,232,906
Interest and other income	53,954	104,522
Cash paid to suppliers and employees	(13,256,084)	(13,487,360)
Interest paid	(50,124)	(64,527)
Income taxes paid	(25,857)	(112,855)

Net Cash Provided by Operating Activities	1,929,150	1,672,686

Cash Flows From Investing Activities:
Capital expenditures-property and equipment	(1,297,642)	(1,703,325)
Proceeds from the sale of fixed assets	36,912	115,939
Proceeds from shareholders’ loan repayments	—	900,000
Loans to related parties	(547,002)	(614,000)

Net Cash Used by Investing Activities	(1,807,732)	(1,301,386)

Cash Flows From Financing Activities:
Proceeds from short-term borrowings	46,459	41,759
Principal payments on short-term borrowings	(46,429)	(40,146)
Principal payments on long-term debt	(131,775)	(131,650)
Dividends paid	(3,387)	(14,000)

Net Cash Used by Financing Activities	(135,132)	(144,037)

Net Change in Cash and Cash Equivalents	(13,714)	227,263
Cash and Cash Equivalents at Beginning of Year	1,626,395	1,399,132

Cash and Cash Equivalents at End of Year	$1,612,681	$1,626,395

Presented in the Accompanying Balance Sheets as follows:
Cash and cash equivalents	$1,596,780	$1,601,913
Cash-restricted	15,901	24,482

	$1,612,681	$1,626,395

The accompanying notes are an integral part of these financial statements.

PREHEAT, INC.

STATEMENTS OF CASH FLOWS—(Continued)

Years Ended December 31, 2004 and 2003

	2004	2003
Reconciliation of Net Income to Net Cash Provided by Operating Activities:
Net Income	$558,156	$403,521

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation	1,400,040	1,254,377
Deferred income tax expense	38,827	227,957
(Gain) loss on sale of fixed assets	69,328	(15,054)
Changes in:
Cash surrender value of life insurance	(81,008)	(78,452)
Accounts receivable	(174,000)	(365,581)
Inventory	(90,336)	(181,416)
Prepaid income taxes	354,480	(35,161)
Other assets	(32,114)	7,179
Accounts payable	(64,787)	250,719
Accrued salaries and vacations	12,360	113,101
Other current liabilities	(61,796)	91,496

Total Adjustments	1,370,994	1,269,165

Net Cash Provided by Operating Activities	$1,929,150	$1,672,686

Supplemental Disclosure of Non cash Investing and Financing Activities:
Dividends declared	$5,643	$3,387

The accompanying notes are an integral part of these financial statements.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Preheat, Inc. (the “Company”) (a Louisiana Corporation) offers a wide variety of services to the oil and gas industry along the coast of the Gulf of Mexico. Services include wellhead preheating and installation, rental of explosion proof pressure washers, fluid savers, steam cleaners, air, diesel, and electric vac-pac systems, air charged spraying tanks, gumbo mud separators and other various equipment and services. The Company maintains its principal operations in Belle Chasse, Louisiana and Broussard, Louisiana.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers investments in highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company uses the allowance method in accounting for losses on accounts receivable. In determining the allowance, management considers various factors including individual customer assessments, length of delinquency and overall past due account levels. Uncollectible accounts are charged off against the allowance when management determines, based on available facts and circumstances, that it is probable that the account will not be collected. Management considers all accounts receivable as of December 31, 2004 and 2003 to be fully collectible; accordingly, no allowance for doubtful accounts is required. Bad debt expense totaled $102,689 and $15,467 for the years ended December 31, 2004 and 2003, respectively.

Inventory

Inventory consists primarily of parts, pressure washer equipment and supplies and is carried at the lower of cost or market, with cost being determined by the average cost method.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided principally using the straight-line and declining balance methods over estimated useful lives of the individual assets, which range from 3 to 40 years.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Income Taxes

The Company accounts for income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable and collection is probable. For services, revenues are recognized as the related services are performed. For equipment or product sales, revenues are recognized upon shipment.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs charged to expense for 2004 and 2003 were $79,326 and $148,242, respectively.

NOTE B—RESTRICTED CASH

The Company, under terms of an insurance agreement with Gray & Company, Inc. (see Note J), has agreed to maintain a restricted cash account for purposes of paying eligible claims under a partially self-insured plan. The balance in the restricted account was $15,901 and $24,482 at December 31, 2004 and 2003, respectively.

NOTE C—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2004 and 2003:

	2004	2003
Leasehold improvements	$516,030	$516,030
Machinery and equipment	9,307,887	8,687,159
Furniture and fixtures	386,762	382,749
Vehicles	1,739,833	1,677,381
Construction in progress	466,095	205,077

Less: accumulated depreciation	12,416,607	11,468,396
	(6,454,860)	(5,298,011)

	$5,961,747	$6,170,385

Depreciation expense charged to operations for the years ended December 31, 2004 and 2003 was $1,400,040 and $1,254,377, respectively.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE D—SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following at December 31, 2004 and 2003:

	2004	2003
Insurance payable, due in 10 monthly installments of $4,181, including interest at 0.0%, maturing February 2004, unsecured.	$—	$8,913

Insurance note payable, due in 10 monthly installments of $4,476, including interest at 0.0%, maturing February 2005, unsecured.	8,943	—

Total short-term borrowings	$8,943	$8,913

NOTE E—LONG-TERM DEBT

Long-term debt consisted of the following at December 31, 2004 and 2003:

Note payable to Iberia Bank in the original amount of $1,300,100, due on demand, if no demand is made in monthly installments of $15,646, including interest at the prime rate (5.25% at December 31, 2004), with remaining unpaid principal due at maturity in March 2006, collateralized by substantially all assets of the Company, life insurance and a personal guaranty of the stockholders.	$867,374	$983,452

Note payable to GMAC in the original amount of $37,193, payable in 60 installments of $620, due September 2007, interest at 0.0%, collateralized by a vehicle.	20,456	27,275

Note payable to Ford Motor Credit in the original amount of $29,056, payable in 36 installments of $807, due November 2004, interest at 0.0%, collateralized by a vehicle.	—	8,878

	887,830	1,019,605

Less: current maturities of long-term debt	(874,813)	(999,768)

Net long-term debt	$13,017	$19,837

Notes payable with due on demand provisions have been classified as a current liability in the accompanying financial statements.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE E—LONG-TERM DEBT (continued)

Scheduled maturities of long-term debt for each of the next five years are as follows:

December 31,
2005	$874,813
2006	7,438
2007	5,579
2008	—
2009	—
Thereafter	—

NOTE F—INCOME TAXES

The Company has provided for income taxes as follows:

	2004	2003
Current income taxes
Federal	$324,183	$53,833
State	36,615	2,435
Deferred income tax expense	38,827	227,957

	$399,625	$284,225

Temporary differences giving rise to the deferred tax liabilities consist of excess depreciation for tax purposes over the amount for financial reporting purposes.

The deferred tax liability consisted of the following components as of December 31, 2004 and 2003:

	2004	2003
Property and equipment	$948,871	$910,044

The Company’s effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes and state income taxes.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE G—CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with highly rated institutions. At times, balances may be in excess of FDIC insurance limits.

Substantially all of the Company’s accounts receivable at December 31, 2004 and 2003, result from sales to third party companies in the oil and gas industry. This concentration of customers may impact the Company’s overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. The Company believes that the risk is mitigated by the size, reputation and nature of its customers. The Company generally does not require collateral or other security to support customer receivables.

By definition, major customers are those who comprise ten percent (10%) or more of the Company’s revenue. During the year ended December 31, 2004, revenues from one customer accounted for approximately 16% of the Company’s revenues. At December 31, 2004, accounts receivable from this customer totaled approximately $421,679.

During the year ended December 31, 2003, revenues from one customer accounted for approximately 16% of the Company’s revenues. At December 31, 2003, accounts receivable from this customer totaled approximately $495,102.

NOTE H—RELATED PARTY TRANSACTIONS

The Company paid $1,038,000 and $1,036,000 in rent and fees during 2004 and 2003, respectively to a company owned 100% by its stockholders. Payments in the amount of $318,000 and $316,000 in 2004 and 2003 respectively were for the use of a building and land and associated property management services. The remaining rental payments of $720,000 in 2004 and 2003 were for the use of equipment. Included in due from related parties in the accompanying balance sheet are advances of $364,543 and $405,562 due from this entity for the years ended December 31, 2004 and 2003, respectively.

The Company also paid rent of $116,640 and $109,080 during 2004 and 2003, respectively to entities owned 100% by its stockholders. The rental payments are for the use of certain aircraft.

Included in due from related parties in the accompanying balance sheet are advances of $821,384 and $233,363 due from companies owned 100% by its stockholders for the years ended December 31, 2004 and 2003, respectively.

The Company has loans due from its shareholders in the amount of $66,934 at December 31, 2004 and 2003. The loans are repayable on demand. During 2003, the shareholders contributed life insurance policies with cash surrender values totaling approximately $124,000 to the Company. The contribution of these policies were recorded as an increase to cash surrender value and a reduction of loans to shareholders.

As discussed in Note J, the Company has guaranteed certain debt of certain of these entities.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE I—RETIREMENT PLAN

The Company maintains a defined contribution plan under section 401(k) of the Internal Revenue Code. Under the plan, domestic employees, who have completed one (1) year of service and have attained age 21, may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. The Company has the option of making discretionary employer contributions. Company contributions to the plan amounted to $33,969 and $27,797 for the years ended December 31, 2004 and 2003, respectively.

NOTE J—COMMITMENTS AND CONTINGENCIES

Partially Self-Insured Plan

The Company maintains a partially self-insured plan for its general liability and workers compensation risks. The Company has obtained excess stop-loss insurance policies to cover losses in excess of certain retained limits. The Company’s exposure is limited to the first $25,000 per occurrence with a maximum aggregate annual exposure limit of approximately $100,000. As discussed in Note B, the Company maintains a restricted cash account for the payment of claims under the plan. The Company was also required to post deposits of approximately $114,000 and $83,000 for the years ended December 31, 2004 and 2003, respectively, with the insurance company and a letter of credit in the amount of $71,000 to secure it obligations for claim payments under the plan.

Guarantees

The Company has guaranteed certain long-term debt of entities owned by the Company’s stockholders. The long-term debt had a balance of approximately $1,387,000 at December 31, 2004. The guarantee is in effect for as long as the related debt remains outstanding. The Company could be required to repay the outstanding balance of the debt in the event of default by the related entities. In 2005, the Company also guaranteed a $1,000,000 line of credit facility for one of these entities.

The Company also guaranteed certain debt of the entity discussed in Note H that leases buildings and land to the Company. The debt guaranteed by the Company had a balance of approximately $735,000 at December 31, 2004. The guarantee is in effect for as long as the related debt remains outstanding. The Company could be required to repay the outstanding balance of the debt in the event of default by the related entity.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE K—OPERATING LEASES

The Company leases property and equipment under cancelable leasing arrangements. Rent expense totaled $985,452 and $1,191,242 for the years ended December 31, 2004 and 2003, respectively, including amounts paid to related parties discussed in Note H.

Minimum future lease payments under non-cancelable operating leases for the next 5 years are as follows:

December 31,
2005	$12,900
2006	1,075
2007	—
2008	—
2009	—

$13,975

NOTE L—SUBSEQUENT EVENTS

In January 2005, the Company purchased all rights, title and interest in certain equipment and proprietary technology from Charles Mann for $800,000 to be paid over a 3-year period beginning January 15, 2005. Prior to the purchase, the Company owned an undivided 50% interest in the equipment and operated the equipment. Additionally, prior to the purchase, revenues associated with the equipment were split 50/50 with the seller.

In June 2005, the Company entered into a $525,000 line of credit agreement with Iberia Bank. The line of credit bears interest at prime less 0.50 and matures in June 2006.

On December 29, 2005, the Company’s shareholders executed a definitive Stock Purchase and Sale Agreement to sell 100% of the Company’s outstanding shares of common stock to OMNI Energy Services Corp. (“OMNI”) for a purchase price of $22.5 million (“Purchase Price”) plus the assumption of certain long-term debt. The Purchase Price includes $16.0 million of cash to be paid at closing, the issuance by OMNI of 900,000 shares of its common stock and, the issuance of $4.0 million of OMNI promissory notes. At the time of closing, the Company is required to have on hand a minimum of $4.5 million of excess working capital.

The Company’s shareholders have agreed to transfer, at closing, certain personal assets to OMNI in exchange for certain key man life insurance policies owned by the Company. Further, at closing, the Company’s shareholders will repay the Loans to shareholders and the amounts Due from related parties which totaled $1,941,791 as of September 30, 2005.

Closing is subject to the approval of the transaction by OMNI’s lenders, the Board of Directors of both companies, and the Company’s shareholders.

PREHEAT, INC.

BALANCE SHEET

September 30, 2005

(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$1,679,814
Cash—restricted	23,794
Accounts receivable	3,549,763
Inventory	868,219
Prepaid income taxes	14,405
Prepaids and other current assets	171,749

Total Current Assets	6,307,744

Property and Equipment	13,510,399
Less: Accumulated Depreciation	(6,662,539)

6,847,860

Other Assets
Cash surrender value of life insurance	433,879
Loans to shareholders	67,134
Due from related parties	1,874,657
Deposits	182,948

2,558,618

Total Assets	$15,714,222

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$551,643
Current maturities of long-term debt	1,047,835
Accounts payable	761,527
Income taxes payable	47,126
Accrued salaries and vacations	166,228
Other current liabilities	327,057

Total Current Liabilities	2,901,416

Long-Term Liabilities
Long-term debt, net of current maturities	244,985
Deferred income taxes	778,776

1,023,761

Stockholders’ Equity
Common stock, no par value, 5,000 shares authorized, 120 issued and 80 outstanding	1,000
Retained earnings	12,788,045

12,789,045
Less: treasury stock, 40 shares at cost	(1,000,000)

11,789,045

Total Liabilities and Stockholders’ Equity	$15,714,222

See accompanying notes to financial statements.

PREHEAT, INC.

STATEMENT OF INCOME

Nine Months Ended September 30, 2005

(Unaudited)

Revenue	$15,231,180

Costs and Expenses
Direct material costs	812,373
Operating expenses	11,823,967
Depreciation	1,239,867
Loss on disposal of fixed assets	162,486

14,038,693

Income from Operations	1,192,487

Other Income (Expenses)
Interest expense	(63,168)
Other income	18,669

(44,499)

Income Before Provision for Income Taxes	1,147,988
Provision for Income Taxes	496,701

Net Income	$651,287

See accompanying notes to financial statements.

PREHEAT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Nine Months Ended September 30, 2005

(Unaudited)

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2004	$1,000	$12,136,758	$(1,000,000)	$11,137,758
Dividends declared	—	—	—	—
Net income	—	651,287	—	651,287

Balance, September 30, 2005	$1,000	$12,788,045	$(1,000,000)	$11,789,045

See accompanying notes to financial statements.

PREHEAT, INC.

STATEMENT OF CASH FLOWS

Nine Months Ended September 30, 2005

(Unaudited)

Cash Flows From Operating Activities:
Cash received from customers	$14,982,409
Interest and other income	18,669
Cash paid to suppliers and employees	(12,243,577)
Interest paid	(45,608)
Income taxes paid	(568,057)

Net Cash Provided by Operating Activities	2,143,836

Cash Flows From Investing Activities:
Capital expenditures – property and equipment	(1,544,879)
Proceeds from the sale of fixed assets	17,172
Loans to shareholder	(200)
Loans to related parties	(688,730)

Net Cash Used by Investing Activities	(2,216,637)

Cash Flows From Financing Activities:
Proceeds from short-term borrowings	564,070
Principal payments on short-term borrowings	(21,370)
Principal payments on long-term debt	(373,329)
Dividends paid	(5,643)

Net Cash Provided by Financing Activities	163,728

Net Increase in Cash and Cash Equivalents	90,927
Cash and Cash Equivalents at Beginning of Period	1,612,681

Cash and Cash Equivalents at End of Period	$1,703,608

Presented in the Accompanying Balance Sheet As Follows:
Cash and cash equivalents	$1,679,814
Cash—restricted	23,794

$1,703,608

See accompanying notes to financial statements.

PREHEAT, INC.

STATEMENT OF CASH FLOWS—(Continued)

Nine Months Ended September 30, 2005

(Unaudited)

Reconciliation of Net Income to Net Cash Provided by Operating Activities:
Net Income	$651,287

Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Depreciation	1,239,867
Deferred income tax benefit	(170,095)
Loss on disposal of fixed assets	162,486
Interest accretion	17,560
Changes in:
Accounts receivable	(248,771)
Inventory	70,833
Prepaid income taxes	75,940
Other assets	(39,198)
Accounts payable	271,422
Accrued salaries and vacations	(91,689)
Other current liabilities	159,462
Income taxes payable	44,732

Total Adjustments	1,492,549

Net Cash Provided by Operating Activities	$2,143,836

Supplemental Disclosure of Non cash Investing and Financing Activities:
Acquisition of equipment for payable obligation	$760,759

See accompanying notes to financial statements.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2005

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Preheat, Inc. (the “Company”) (a Louisiana Corporation) offers a wide variety of services to the oil and gas industry along the coast of the Gulf of Mexico. Services include wellhead preheating and installation, rental of explosion proof pressure washers, fluid savers, steam cleaners, air, diesel, and electric vac-pac systems, air charged spraying tanks, gumbo mud separators and other various equipment and services. The Company maintains its principal operations in Belle Chasse, Louisiana and Broussard, Louisiana.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers investments in highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company uses the allowance method in accounting for losses on accounts receivable. In determining the allowance, management considers various factors including individual customer assessments, length of delinquency and overall past due account levels. Uncollectible accounts are charged off against the allowance when management determines, based on available facts and circumstances, that it is probable that the account will not be collected. Management considers all accounts receivable as of September 30, 2005 to be fully collectible; accordingly, no allowance for doubtful accounts is required. Bad debt expense totaled $72,361 for the period ended September 30, 2005.

Inventory

Inventory consists primarily of parts, pressure washer equipment and supplies and is carried at the lower of cost or market, with cost being determined by the average cost method.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

September 30, 2005

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided principally using the straight-line and declining balance methods over estimated useful lives of the individual assets, which range from 3 to 40 years.

Deferred Income Taxes

The Company accounts for income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable and collection is probable. For services, revenues are recognized as the related services are performed. For equipment or product sales, revenues are recognized upon shipment.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs charged to expense for the period ended September 30, 2005 was $65,170.

NOTE B—RESTRICTED CASH

The Company, under terms of an insurance agreement with Gray & Company, Inc. (see Note J), has agreed to maintain a restricted cash account for purposes of paying eligible claims under a partially self-insured plan. The balance in the restricted account was $23,794 at September 30, 2005.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

September 30, 2005

NOTE C—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2005:

Leasehold improvements	$658,144
Machinery and equipment	10,405,075
Furniture and fixtures	256,798
Vehicles	1,953,178
Construction in progress	237,204

13,510,399
Less: accumulated depreciation	(6,662,539)

$6,847,860

Depreciation expense charged to operations for the period ended September 30, 2005 was $1,239,867.

In January 2005, the Company purchased all rights, title and interest in certain equipment and proprietary technology from Charles Mann for $800,000 to be paid in 3 annual installments of $266,667, beginning January 15, 2005. The equipment was recorded at $760,759, the discounted value of the liability utilizing an imputed interest rate of 5.25%. See Note E for further discussion. Prior to the purchase, the Company owned an undivided 50% interest in the equipment and operated the equipment. Additionally, prior to the purchase, revenues associated with the equipment were split 50/50 with the seller.

NOTE D—SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following at September 30, 2005:

Insurance note payable, due in 10 monthly installments of $4,444, including interest at 0.0%, maturing February 2006, unsecured.	$26,643

Line of credit with Iberia Bank maturing June 2006 which provides for borrowings of up to $525,000. Advances are due on demand, including interest at Prime plus .50% (currently 6.25%), collateralized by property and equipment and a personal guaranty of the stockholders.	525,000

$551,643

The line of credit agreement also contains various covenants pertaining to the maintenance of certain minimum current ratios and minimum tangible net worth calculations. The Company was in default of certain of these covenants as of September 30, 2005.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

September 30, 2005

NOTE E—LONG-TERM DEBT

Long-term debt consisted of the following at September 30, 2005:

Note payable to Iberia Bank in the original amount of $1,300,100, due on demand, if no demand is made in monthly installments of $15,646, including interest at the prime rate (5.75% at September 30, 2005), with remaining unpaid principal due at maturity in March 2006, collateralized by substantially all assets of the Company, life insurance and a personal guaranty of the stockholders.	$781,168

Obligation payable to Charles Mann in the original amount of $800,000, payable in 3 installments of $266,667, due January 2007, bearing no interest. The obligation was recorded at its original discounted amount of $760,759 utilizing an imputed interest rate of 5.25%. The unamortized discount on the obligation totaled $21,681 as of September 30, 2005.	511,652

1,292,820
Less: current maturities of long-term debt	(1,047,835)

Net long-term debt	$244,985

Notes payable with due on demand provisions have been classified as a current liability in the accompanying financial statements.

Scheduled maturities of long-term debt for each of the next five years are as follows:

September 30,
2006	$1,047,835
2007	244,985
2008	—
2009	—
2010	—
Thereafter	—

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

September 30, 2005

NOTE F—INCOME TAXES

The Company has provided for income taxes as follows:

Current income taxes
Federal	$604,801
State	61,995
Deferred income tax benefit	(170,095)

$496,701

Temporary differences giving rise to the deferred tax liabilities consist of excess depreciation for tax purposes over the amount for financial reporting purposes.

The deferred tax liability consisted of the following components as of September 30, 2005:

Property and equipment	$778,776

The Company’s effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes and state income taxes.

NOTE G—CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with highly rated institutions. At times, balances may be in excess of FDIC insurance limits.

Substantially all of the Company’s accounts receivable at September 30, 2005, result from sales to third party companies in the oil and gas industry. This concentration of customers may impact the Company’s overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. The Company believes that the risk is mitigated by the size, reputation and nature of its customers. The Company generally does not require collateral or other security to support customer receivables.

By definition, major customers are those who comprise ten percent (10%) or more of the Company’s revenue. During the period ended September 30, 2005, revenues from one customer accounted for approximately 17% of the Company’s revenues. At September 30, 2005, accounts receivable from this customer totaled approximately $258,544.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

September 30, 2005

NOTE H—RELATED PARTY TRANSACTIONS

The Company paid $762,900 in rent and fees during the period ended September 30, 2005 to a company owned 100% by its stockholders. Payments in the amount of $222,900 were for the use of a building and land and associated property management services. The remaining rental payments of $540,000 were for the use of equipment. Included in due from related parties in the accompanying balance sheet are advances of $357,866 due from this entity for the period ended September 30, 2005.

The Company also paid rent of $87,480 to entities owned 100% by its stockholders. The rental payments are for the use of certain aircraft.

Included in due from related parties in the accompanying balance sheet are advances of $1,516,791 due from companies owned 100% by its stockholders.

The Company has loans due from its shareholders in the amount of $67,134 at September 30, 2005. The loans are repayable on demand.

As discussed in Note J, the Company has guaranteed certain debt of certain of these entities.

NOTE I—RETIREMENT PLAN

The Company maintains a defined contribution plan under section 401(k) of the Internal Revenue Code. Under the plan, domestic employees, who have completed one (1) year of service and have attained age 21, may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. The Company has the option of making discretionary employer contributions. Company contributions to the plan amounted to $24,973 for the period ended September 30, 2005.

NOTE J—COMMITMENTS AND CONTINGENCIES

Partially Self-Insured Plan

The Company maintains a partially self-insured plan for its general liability and workers compensation risks. The Company has obtained excess stop-loss insurance policies to cover losses in excess of certain retained limits. The Company’s exposure is limited to the first $25,000 per occurrence with a maximum aggregate annual exposure limit of approximately $100,000. As discussed in Note B, the Company maintains a restricted cash account for the payment of claims under the plan. The Company was also required to post a deposit of approximately $173,000 with the insurance company and a letter of credit in the amount of $71,000 to secure it obligations for claim payments under the plan.

PREHEAT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

September 30, 2005

NOTE J—COMMITMENTS AND CONTINGENCIES (continued)

Guarantees

The Company has guaranteed certain long-term debt of entities owned by the Company’s stockholders. The long-term debt had a balance of approximately $1,294,000 at September 30, 2005. The Company also guaranteed a $1,000,000 line of credit facility for one of these entities. The line of credit had a balance of $950,000 at September 30, 2005. The guarantees are in effect for as long as the related debt remains outstanding. The Company could be required to repay the outstanding balance of the debt in the event of default by the related entities.

The Company also guaranteed certain debt of the entity discussed in Note H that leases buildings and land to the Company. The debt guaranteed by the Company had a balance of approximately $586,000 at September 30, 2005. The guarantee is in effect for as long as the related debt remains outstanding. The Company could be required to repay the outstanding balance of the debt in the event of default by the related entity.

NOTE K—OPERATING LEASES

The Company leases property and equipment under cancelable leasing arrangements. Rent expense totaled $765,068 for the period ended September 30, 2005, including amounts paid to related parties discussed in Note H.

Minimum future lease payments under non-cancelable operating leases for the next 5 years are as follows:

September 30,
2006	$1,075
2007	—
2008	—
2009	—
2010	—

$1,075

NOTE L—SUBSEQUENT EVENT

On December 29, 2005, the Company’s shareholders executed a definitive Stock Purchase and Sale Agreement to sell 100% of the Company’s outstanding shares of common stock to OMNI Energy Services Corp. (“OMNI”) for a purchase price of $22.5 million (“Purchase Price”) plus the assumption of certain long-term debt. The Purchase Price includes $16.0 million of cash to be paid at closing, the issuance by OMNI of 900,000 shares of its common stock and, the issuance of $4.0 million of OMNI promissory notes. At the time of closing, the Company is required to have on hand a minimum of $4.5 million of excess working capital.

The Company’s shareholders have agreed to transfer, at closing, certain personal assets to OMNI in exchange for certain key man life insurance policies owned by the Company. Further, at closing, the Company’s shareholders will repay the Loans to shareholders and the amounts Due from related parties which totaled $1,941,791 as of September 30, 2005.

Closing is subject to the approval of the transaction by OMNI’s lenders, the Board of Directors of both companies, and the Company’s shareholders.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Balance Sheet as of September 30, 2005 and the Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004 have been prepared to give effect to the recent announcement on December 29, 2005 of the anticipated acquisition by OMNI Energy Services Corp. (the “Company”) of Preheat, Inc. (“Preheat”) and to assist investors and readers of our financial statements in understanding what our combined results could be on an annual basis had the acquisitions of Trussco, Inc. and Trussco Properties, L.L.C. (“Trussco”) and Preheat, Inc. occurred on January 1, 2004.

The pro forma financial statements give pro forma effect to (i) the announcement on December 29, 2005 of the anticipated acquisition of Preheat; and (ii) the acquisition of Trussco on June 30, 2004, as if the acquisitions had occurred on January 1, 2004. The financial information for Preheat has been combined in the pro forma financial statements to reflect the acquisitions of the entity’s common stock from the selling shareholders.

The unaudited pro forma information is based upon available information and certain assumptions and adjustments, described in the accompanying notes, that the Company believes are reasonable in the circumstances. Pro forma adjustments are applied to the historical financial statements of the Company, Trussco and Preheat. The unaudited pro forma financial statements do not purport to represent what our financial condition or results of operations actually would have been if the events described above had occurred as of the dates indicated or what our results will be in future periods. The acquisitions of Trussco and Preheat are accounted for under the purchase method of accounting. The purchase price allocation, related to Preheat, among the assets acquired and the assignment of lives to the intangible assets are preliminary and subject to further evaluation, as the Company has not yet finalized its valuation and its allocation of the purchase price to the assets and liabilities acquired.

The pro forma financial statements should be read in conjunction with the company’s historical Consolidated Financial Statements and related Notes thereto, Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Annual Report on Form 10-K/A, as amended on April 18, 2005, for the year ended December 31, 2004 and the Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2005 (unaudited).

OMNI Energy Services Corp.

Pro Forma Condensed Combined Balance Sheet

September 30, 2005

(in thousands)

(unaudited)

	OMNI	Preheat	Total	Pro Forma Adjustments	Total Pro Forma
CURRENT ASSETS
Cash and cash equivalents	$238	$1,704	$1,942	$1,942	$3,884
Accounts receivable, net	6,824	3,550	10,374	—	10,374
Other receivables	477	37	514	—	514
Prepaid expenses	2,888	183	3,071	(17)	3,054
Deferred tax asset	2,000	—	2,000	—	2,000
Inventory	1,583	868	2,451	—	2,451
Current assets of discontinued operations	787	—	787	—	787
Assets held for sale of discontinued operations	11	—	11	—	11
Other current assets	108	—	108	—	108

Total current assets	14,916	6,342	21,258	1,925	23,183

FIXED ASSETS
Property, plant and equipment	40,826	13,510	54,336	(1,559)	52,777
Accumulated depreciation	(24,361)	(6,663)	(31,024)	6,663	(24,361)

Total property, plant and equipment, net	16,465	6,847	23,312	5,104	28,416

OTHER ASSETS
Goodwill	2,130	—	2,130	2,280	4,410
Intangible assets	4,269	—	4,269	3,000	7,269
Licenses, permits and other intangible assets, net	7,693	—	7,693	—	7,693
Due from stockholders and affiliates	—	1,942	1,942	(1,942)	—
Other assets	153	617	770	(434)	336

	14,245	2,559	16,804	2,904	19,708
Accumulated amortization	(2,958)	—	(2,958)	—	(2,958)

Total other assets	11,287	2,559	13,846	2,904	16,750

Total Assets	$42,668	$15,748	$58,416	$9,933	$68,349

See Notes to Unaudited Pro Forma Financial Statements

OMNI Energy Services Corp.

Pro Forma Condensed Combined Balance Sheet—(Continued)

September 30, 2005

(in thousands)

(unaudited)

	OMNI	Preheat	Total	Pro Forma Adjustments	Total Pro Forma
CURRENT LIABILITIES
Accounts payable	$5,171	$710	$5,881	$—	$5,881
Accrued expenses	837	653	1,490	—	1,490
Due to affiliates	345	—	345	—	345
Other current liabilities	338	—	338	—	338
Revolver	2,574	—	2,574	—	2,574
Current liabilities of discontinued operations	957	—	957	—	957
Current maturities of long-term debt of discontinued operations	941	—	941	—	941
Notes payable—insurance notes	2,049	—	2,049	—	2,049
Notes payable and current maturities of long-term debt	2,668	1,573	4,241	(1,573)	2,668

Total Current Liabilities	15,880	2,936	18,816	(1,573)	17,243

LONG-TERM LIABILITIES
Notes payable	20,717	1,293	22,010	20,525	42,535
Other long-term liabilities	3	779	782	(779)	3
Less: current maturities of long-term debt	(4,937)	(1,048)	(5,985)	1,048	(4,937)

Total Long-Term Liabilities	15,783	1,024	16,807	20,794	37,601

Total Liabilities	31,663	3,960	35,623	19,221	54,844

STOCKHOLDERS’ EQUITY
Preferred stock	713	—	713	—	713
Common stock	148	1	149	8	157
Additional paid in capital	75,668	—	75,668	2,491	78,159
Preferred stock dividends	100	—	100	—	100
Retained earnings	(65,359)	12,787	(52,572)	(12,787)	(65,359)

	11,270	12,788	24,058	(10,288)	13,770
Less: treasury stock	(265)	(1,000)	(1,265)	1,000	(265)

Total Stockholders’ Equity	11,005	11,788	22,793	(9,288)	13,505

Total Liabilities and Stockholders’ Equity	$42,668	$15,748	$58,416	$9,933	$68,349

See Notes to Unaudited Pro Forma Financial Statements

OMNI Energy Services Corp.

Pro Forma Condensed Combined Statements of Operations

For the nine months ended September 30, 2005

(In thousands, except per share data)

(unaudited)

	OMNI	Preheat	Total	Pro Forma Adjustments	Total Pro Forma
Operating revenues	$32,201	$15,479	$47,680	$—	$47,680
Operating expenses:
Direct costs	20,794	9,530	30,324	(568)	29,756
Depreciation and amortization	3,618	1,240	4,858	311	5,169
General and administrative expenses	6,059	3,371	9,430	(831)	8,599

Total operating expenses	30,471	14,141	44,612	(1,088)	43,524

Operating income	1,730	1,338	3,068	1,088	4,156
Interest expense	1,966	63	2,029	1,588	3,617
Gain on debt extinguishment	(758)	—	(758)	—	(758)
Other (income) expense, net	(141)	127	(14)	—	(14)

Income from continuing operations before income taxes	663	1,148	1,811	(500)	1,311
Income tax (expense) benefit	508	(497)	11	497	508

Income from continuing operations	1,171	651	1,822	(3)	1,819
Loss from discontinued operations	(3,273)	—	(3,273)	—	(3,273)
Loss on sale of discontinued operations assets	(2,271)	—	(2,271)	—	(2,271)

Net income (loss)	(4,373)	651	(3,722)	(3)	(3,725)
Dividends on preferred stock	(132)	—	(132)	—	(132)
Non-cash charge attributable to beneficial conversion feature of preferred stock	(651)	—	(651)	—	(651)

Net income (loss) available to common stockholders	$(5,156)	$651	$(4,505)	$(3)	$(4,508)

Basic income (loss) per share:
Income from continuing operations	$0.03				$0.08
Loss from discontinued operations	(0.26)				(0.24)
Loss on disposal of discontinued operations assets	(0.18)				(0.17)

Net loss available to common stockholders	$(0.41)				$(0.33)

Diluted income (loss) per share:
Income from continuing operations	$0.03				$0.08
Loss from discontinued operations	(0.26)				(0.24)
Loss on disposal of discontinued operations assets	(0.18)				(0.17)

Net loss available to common stockholders	$(0.41)				$(0.33)

Weighted average common shares outstanding:
Basic	12,676			900	13,576
Diluted	12,816			900	13,716

See Notes to Unaudited Pro Forma Financial Statements

OMNI Energy Services Corp.

Pro Forma Condensed Combined Statements of Operations

For the year ended December 31, 2004

(In thousands, except per share data)

(unaudited)

	OMNI	Trussco (a)	Pro Forma Adjustments	Pro Forma Consolidated- OMNI	Preheat	Pro Forma Adjustments	Total Pro Forma
Operating revenues	$39,062	$9,474	$—	$48,536	$15,779	$—	$64,315
Operating expenses:
Direct costs	28,510	5,782	—	34,292	9,605	(758)	43,139
Depreciation and amortization	4,282	330	612	5,224	1,400	607	7,231
General and administrative expenses	9,464	2,482	—	11,946	3,683	(425)	15,204

Total operating expenses	42,256	8,594	612	51,462	14,688	(576)	65,574

Operating income (loss)	(3,194)	880	(612)	(2,926)	1,091	576	(1,259)
Interest expense	3,288	73	350	3,711	50	2,132	5,893
Loss on debt extinguishment	729	—	—	729	—	—	729
Other (income) expense, net	277	(15)	(32)	230	83	—	313

Income (loss) from continuing operations before income taxes	(7,488)	822	(930)	(7,596)	958	(1,556)	(8,194)
Income tax (expense) benefit	—	—	—	—	(400)	400	—

Income (loss) from continuing operations	(7,488)	822	(930)	(7,596)	558	(1,156)	(8,194)
Loss from discontinued operations	(6,756)	—	—	(6,756)	—	—	(6,756)

Net loss	(14,244)	822	(930)	(14,352)	558	(1,156)	(14,950)
Dividends on preferred stock	(490)	—	—	(490)	—	—	(490)

Net income (loss) available to common Stockholders	$(14,734)	$822	$(930)	$(14,842)	$558	$(1,156)	$(15,440)

Basic loss per share:
Loss from continuing operations	$(0.73)						$(0.74)
Loss from discontinued operations	(0.62)						(0.57)

Net loss available to common stockholders	$(1.35)						$(1.31)

Diluted loss per share:
Loss from continuing operations	$(0.73)						$(0.74)
Loss from discontinued operations	(0.62)						(0.57)

Net loss available to common stockholders	$(1.35)						$(1.31)

Weighted average common shares outstanding:
Basic	10,884					900	11,784
Diluted	10,884					900	11,784

(a)	For the period January 1, 2004 through acquisition date of June 30, 2004.

See Notes to Unaudited Pro Forma Financial Statements

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Basis of Presentation

The combination will be accounted for using purchase method of accounting and amounts paid in excess of the fair values of assets acquired and liabilities assumed are recorded as goodwill. The Unaudited Pro Forma Combined Statements of Operations for the periods presented are comprised of OMNI Energy Services Corp. and Subsidiaries (“OMNI”), the acquisitions of Trussco, Inc. and Trussco Properties, L.L.C (collectively “Trussco”) and Preheat as if these acquisitions occurred on January 1, 2004. The Pro Forma Combined Balance Sheet is comprised of OMNI and Preheat as if the acquisition occurred on September 30, 2005. Originally Trussco was acquired effective June 30, 2004 and a definitive Stock Purchase and Sale Agreement has been executed for the acquisition of Preheat on December 29, 2005. Accordingly, the operations of Trussco for periods subsequent to June 30, 2004 are included within the operations of OMNI.

Total consideration for the purchase of Preheat is comprised of cash, debt and 900,000 shares of the common stock of OMNI in exchange for all of the outstanding common stock of Preheat. The following is a summary of the preliminary purchase price of Preheat (in thousands, except share amounts):

Cash paid at closing to selling stockholders	$16,000
Note payable to former stockholders	4,000
Shares of common stock of OMNI (900,000 shares)	2,500

$22,500

The preliminary allocation of the estimated purchase price is based upon an internally prepared preliminary assessment of the fair value of the assets and liabilities of Preheat at September 30, 2005 which is as follows (in thousands):

Current assets	$8,267
Fixed assets	11,951
Other assets	183
Intangible assets, other than goodwill	3,000
Goodwill	2,280
Assumption of operating payables	(1,363)
Assumption of long term debt	(1,818)

$22,500

Management is in the process of completing an independent valuation study by a reputable third party valuation firm. Upon finalization of the allocation of the purchase price to the assets and liabilities acquired, goodwill may be adjusted but management does not expect such adjustment to be material.

Certain reclassifications have been made to the financial statements of Preheat to conform to OMNI’s method of presentation. The reclassifications had no effect on net income.

The following are footnotes to the Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2005 (in thousands, except share amounts):

Acquisition of equipment through exchange of non-monetary assets
As a condition of the acquisition, OMNI will receive an aircraft and pressure washers owned individually by the stockholders of the Preheat, or one of their affiliated companies, in exchange for the cash surrender value of life insurance policies, and the related prepaid expenses, owned by Preheat. A pro forma adjustment is required as follows:

Decrease in:
Other assets—reduction in cash surrender value of officer’s life insurance	$434
Prepaid expenses—reduction in advance payments of officer’s life insurance premiums	17

Book value of assets exchanged for fixed assets	$451

Satisfaction of stockholder and affiliate debt
As a condition of the acquisition, all debts of the stockholders and affiliates will be satisfied. A pro forma adjustment is required as follows:

Increase in Cash and Cash Equivalents	$1,942

Reduction of Due from Stockholders and Affiliates	$(1,942)

Allocation of purchase price to non-current assets
As a result of the acquisition, allocation of the purchase price to non-current assets is required. Based upon management’s estimates, the allocation to non-current assets requires the following pro forma adjustments:

Increase in intangible assets	$3,000
Increase in goodwill	2,280
Reduction in fixed assets (to estimated value of $11.5 million)	(2,010)
Reduction of accumulated depreciation of Preheat	(6,663)

$(3,393)

Debt incurred as a result of the acquisition
As a result of the acquisition, it is anticipated that funds will be borrowed from various sources. Pro forma adjustments are required as follows:
Increase in long-term debt—Term A loan—acquisition component	$8,000
Increase in long-term debt—Term B loan—acquisition component	8,000
Increase in long-term debt—Term B loan—payment of Preheat debt	1,818
Increase in long-term debt—buyer promissory notes	4,000

$21,818

Payment of long-term debt of Preheat
Upon closing of the acquisition, OMNI will pay off Preheat’s long-term and short-term debt to financial institutions. It is anticipated that the funds received in satisfaction of the stockholder and affiliate debt mentioned above will be used to pay off the financial institution debt. A pro forma adjustment is made to reduce the debt of Preheat	$(1,818)

Reduction in Other long-term liabilities
As a result of the acquisition, the deferred income tax credit included on the balance sheet of Preheat will be removed by virtue of the offset with OMNI’s net operating loss carryforward. A pro forma adjustment is required as follows:
Reduction in deferred income tax credit	$(779)

Increase in Common Stock and Additional Paid in Capital
As a condition of the acquisition, OMNI will issue to the selling stockholders of Preheat 900,000 shares of OMNI’s common stock. Additionally, the treasury stock of Preheat will be eliminated. Pro forma adjustments are required as follows:
Increase in common stock (at par)	$8
Increase in additional paid in capital	2,491
Decrease in treasury stock	(1,000)

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS—(Continued)

The following are footnotes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2005 (in thousands):

PREHEAT

Direct costs
Reduction in direct costs following the acquisition (as follows):
Equipment rental expense—removal of rent related to pressure washers to be purchased that were previously rented	$(540)
Various minor costs to be eliminated following the acquisition	(28)	$(568)

Depreciation and amortization
Net increase in depreciation expense related to the acquisition of equipment with an estimated fair market value of $11,951 depreciated over a useful life of seven years	$86
Increase in amortization expense related to the acquisition of intangibles with an estimated fair market value of $3,000 amortized over an estimated useful life of ten years	225	$311

General and administrative expense
Reduction in general and administrative expenses following the acquisition (as follows):
Reduction in salaries paid to management and shareholders	$(692)
Reduction in expenses related to aircraft rental	(92)
Various minor costs to be eliminated following the acquisition	(47)	$(831)

Interest expense
Net increase in interest expense based upon a total borrowing of $21,818 to fund the acquisition of Preheat at interest rates ranging from 5% to 11.84%		$1,588

Income taxes
Reduction of income taxes incurred by Preheat which were based upon taxable income which would have been offset by OMNI’s net operating loss carryforward		$(497)

The following are footnotes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2004 (in thousands):

TRUSSCO

Depreciation and amortization
Increase in depreciation expense on assets acquired with a fair value of $3,766 with an assumed estimated useful life of five years	$362
Adjustment of amortization expense related to the acquisition between the amount recorded at December 31, 2004 and the actual amount based upon final allocations of acquisition cost	250	$612

Interest expense
Increase in interest expense based upon a total estimated borrowing of approximately $10,339 to fund the purchase of Trussco at OMNI’s average borrowing rage of 6.8%		$350

Other income (expense), net
Decrease in expense for a reduction in stockholder expenses that will be eliminated by new compensation agreements with management/stockholders of Trussco at acquisition		$(32)

PREHEAT

Direct costs
Reduction in direct costs following the acquisition (as follows):
Equipment rental expense—removal of rent related to pressure washers to be purchased in conjunction with the acquisition of Preheat	$(720)
Various minor costs to be eliminated following the acquisition	(38)	$(758)

Depreciation and amortization
Net increase in depreciation expense related to the acquisition of equipment with an estimated fair market value of $11,951 depreciated over a useful life of seven years	$307
Increase in amortization expense related to the acquisition of intangibles with an estimated fair market value of $3,000 amortized over an estimated useful life of ten years	300	$607

General and administrative expense
Reduction in general and administrative expenses following the acquisition (as follows):
Reduction in salaries paid to management and shareholders	$(240)
Reduction in expenses related to aircraft rental	(123)
Various minor costs to be eliminated following the acquisition	(62)	$(425)

Interest expense
Net increase in interest expense based upon a total borrowing of $21,818 to fund the acquisition of Preheat at interest rates ranging from 5% to 11.84%		$2,132

Income taxes
Reduction of income taxes incurred by Preheat which were based upon taxable income which would have been offset OMNI’s net operating loss carryforward		$(400)

9,713,670 shares

OMNI Energy Services Corp.

Common stock

Prospectus

February 1, 2006